                                                Filed pursuant to Rule 424(b)(5)
                                                   Registration No. 333-36595-01



PRICING SUPPLEMENT
(TO PROSPECTUS DATED OCTOBER 20, 1997 AND
PROSPECTUS SUPPLEMENT DATED OCTOBER 31, 1997)

(POST PROPERTIES LOGO)
                                  $150,000,000

                           POST APARTMENT HOMES, L.P.

                             8 1/8% NOTES DUE 2005

                             ----------------------

     We will pay interest on the fixed rate notes on June 15 and December 15 of each year, beginning December 15, 2000. The notes will mature on June 15, 2005. We may not redeem the notes before maturity.

     The notes will be unsecured obligations and rank equally with our unsecured senior indebtedness. The notes will be issued only in fully registered book-entry form without coupons and in denominations of $1,000.

                             ----------------------

                                                              PER NOTE      TOTAL
                                                              --------      -----
     Public offering price (1)..............................  99.843%    $149,764,500
     Underwriting discount..................................      .6%        $900,000
     Proceeds, before expenses, to Post Apartment Homes,
       L.P..................................................  99.243%    $148,864,500

     (1) Plus accrued interest from June 16, 2000, if settlement occurs after that date

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this pricing supplement or the accompanying prospectus supplement or prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

     The notes will be ready for delivery in book-entry form only through The Depository Trust Company on or about June 16, 2000.

                             ----------------------

MERRILL LYNCH & CO.
                     BEAR, STEARNS & CO. INC.
                                          DEUTSCHE BANC ALEX. BROWN
                             ----------------------

             The date of this pricing supplement is June 13, 2000.

                               TABLE OF CONTENTS

                                                              PAGE
                                                              -----
                        PRICING SUPPLEMENT
Pricing Supplement Summary..................................   PS-3
Use of Proceeds.............................................   PS-7
Capitalization..............................................   PS-7
Ratios of Earnings to Fixed Charges.........................   PS-7
The Communities.............................................   PS-7
Management..................................................  PS-11
Federal Income Tax Consequences.............................  PS-12
Underwriting................................................  PS-15


                       PROSPECTUS SUPPLEMENT
Risk Factors................................................    S-2
Ratio of Earnings to Fixed Charges and Preferred Stock
  Dividends.................................................    S-3
Description of Notes........................................    S-4
Special Provisions Relating to Foreign Currency Notes.......   S-23
Certain United States Federal Income Tax Considerations.....   S-26
Plan of Distribution........................................   S-35
Legal Matters...............................................   S-36
                         PROSPECTUS
Available Information.......................................      2
Incorporation of Certain Documents by Reference.............      2
The Company and the Operating Partnership...................      3
Use of Proceeds.............................................      3
Ratio of Earnings to Fixed Charges and Preferred Stock
  Dividends.................................................      4
Description of Debt Securities..............................      4
Description of Common Stock.................................     15
Description of Preferred Stock..............................     17
Description of Depositary Shares............................     23
Federal Income Tax Considerations...........................     26
Plan of Distribution........................................     37
Experts.....................................................     38
Legal Matters...............................................     38

     You should rely only on the information contained or incorporated by reference in this pricing supplement, the accompanying prospectus supplement and the accompanying prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this pricing supplement, the accompanying prospectus supplement, the accompanying prospectus and the documents incorporated by reference is accurate only as of their respective dates. Our business, financial condition, results of operations and prospects may have changed since those dates.

                           PRICING SUPPLEMENT SUMMARY

     The following summary is qualified in its entirety by the more detailed descriptions and the financial information and statements appearing elsewhere and incorporated by reference in this pricing supplement and the accompanying prospectus supplement and prospectus.

                           POST APARTMENT HOMES, L.P.

     We are one of the largest developers and operators of upscale multifamily apartment communities in the Southeastern and Southwestern United States. As of May 31, 2000, we owned 89 stabilized communities containing 30,818 apartment units located primarily in metropolitan Atlanta, Georgia; Dallas, Texas and Tampa, Florida. In addition, we had under construction or in initial lease-up 13 new communities and additions to four existing communities in the Atlanta, Georgia; Dallas, Houston and Austin, Texas; Tampa and Orlando, Florida; Denver, Colorado; Charlotte, North Carolina; Phoenix, Arizona; Pasadena, California and Washington, D.C. metropolitan areas that will contain an aggregate of 5,137 apartment units upon completion. For the year ended December 31, 1999, the average economic occupancy rate, defined as gross potential rent less vacancy losses, model expenses and bad debt divided by gross potential rent, of the 76 communities stabilized for the entire year was 96.4%. The average monthly rental rate per apartment unit at these communities for December 1999 was $885. At December 31, 1999, we also managed through affiliates 13,553 additional apartment units owned by third parties. We are a fully integrated organization with multifamily development, acquisition, operation and asset management expertise. At December 31, 1999, we had approximately 2,035 employees, none of whom is a party to a collective bargaining agreement.

     Post Properties, Inc., referred to in this pricing supplement as Post, is a self-administered and self-managed equity real estate investment trust, or REIT. Through its wholly owned subsidiaries, Post is our sole general partner and controls a majority of our limited partnership interests. Post conducts all of its business through us and its other subsidiaries.

     Since our founding in 1971, we have pursued three distinctive core business strategies that have remained substantially unchanged:

     - Investment Building. Investment building means taking a long-term view of the assets we create. We develop communities with the intention of operating them for periods that are relatively long by the standards of the apartment industry. Key elements of our investment building strategy include instilling a disciplined team approach to development decisions, selecting sites in urban infill locations in strong primary markets, consistently constructing new apartment communities with a uniformly high quality, and conducting ongoing property improvements.

     - Promotion of the Post(R) Brand Name. The Post(R) brand name strategy has been integral to our success and, to our knowledge, has not been successfully duplicated within the multifamily real estate industry in any major U.S. market. For such a strategy to work, a company must develop and implement systems to achieve uniformly high quality and value throughout its operations. As a result of our efforts in developing and maintaining our communities, we believe that the Post(R) brand name is synonymous with quality upscale apartment communities that are situated in desirable locations and provide superior resident service. Key elements in implementing our brand name strategy include extensively utilizing the trademarked brand name, adhering to quality in all aspects of our operations, developing and implementing leading edge training programs, and coordinating our advertising programs to increase brand name recognition.

     - Service Orientation. Our mission statement is: "To provide the superior apartment living experience for our residents." By striving to provide a superior product and superior service, we believe that we will be able to achieve our long-term goals. We believe that we provide our residents with a superior product and superior service through our uniformly high quality construction, selective urban infill locations, award-winning landscaping and numerous amenities, including on-site business centers, on-site courtesy officers, urban vegetable gardens and state-of-the-art fitness centers.

     We believe that with the implementation of these strategies, multifamily properties in our primary markets have the potential over the long term to provide investment returns that exceed national averages.

     Our offices are located at 4401 Northside Parkway, Suite 800, Atlanta, Georgia 30327 and our telephone number is (404) 846-5000.

                                THE COMMUNITIES

     At May 31, 2000, our communities consisted of 89 stabilized Post(R) multifamily apartment communities located in the following metropolitan areas:

METROPOLITAN AREA                                       COMMUNITIES   # OF UNITS   % OF TOTAL
-----------------                                       -----------   ----------   ----------
Atlanta, GA...........................................      41          16,273        52.8%
Dallas, TX............................................      25           6,706        21.8%
Houston, TX...........................................       2             788         2.6%
Tampa, FL.............................................       9           3,185        10.3%
Jackson, MS...........................................       3             983         3.2%
Orlando, FL...........................................       2           1,248         4.0%
Fairfax, VA...........................................       2             700         2.3%
Nashville, TN.........................................       4             533         1.7%
Charlotte, NC.........................................       1             402         1.3%
                                                            --          ------       -----
                                                            89          30,818       100.0%
                                                            ==          ======       =====

     We or our predecessors developed all but 14 of the Post(R) communities and currently manage all of the communities. As of May 31, 2000, fifty-three of the communities had in excess of 300 apartment units, with the largest community having a total of 916 apartment units. Eighty of the eighty-nine stabilized communities owned at May 31, 2000, comprising approximately 90% of the communities' apartment units, were completed after January 1, 1986. The average age of the communities is approximately nine years.

                              RECENT DEVELOPMENTS

CURRENT DEVELOPMENT ACTIVITY

     Our apartment communities under development or in initial lease-up as of May 31, 2000 are summarized in the following table:

                                           QUARTER OF    ACTUAL OR ESTIMATED    ACTUAL OR ESTIMATED
                                  # OF    CONSTRUCTION   QUARTER FIRST UNITS   QUARTER OF STABILIZED
METROPOLITAN AREA                 UNITS   COMMENCEMENT        AVAILABLE              OCCUPANCY
-----------------                 -----   ------------   -------------------   ---------------------
Atlanta, GA
Post Stratford(TM)..............    250      2Q'99              1Q'00                  1Q'01
Post Spring(TM).................    452      3Q'99              2Q'00                  3Q'01
                                  -----
                                    702
                                  -----
Charlotte, NC
Post Uptown Place(TM)...........    227      3Q'98              1Q'00                  3Q'00
Post Gateway Place(TM)..........    232      3Q'99              3Q'00                  2Q'01
                                  -----
                                    459
                                  -----
Tampa, FL
Post Harbour Place(TM)..........    319      4Q'98              2Q'00                  1Q'01
                                  -----
Dallas, TX
Post Block 588(TM)..............    127      4Q'98              1Q'00                  2Q'00
Post Legacy.....................    384      3Q'99              3Q'00                  4Q'01

                                           QUARTER OF    ACTUAL OR ESTIMATED    ACTUAL OR ESTIMATED
                                  # OF    CONSTRUCTION   QUARTER FIRST UNITS   QUARTER OF STABILIZED
METROPOLITAN AREA                 UNITS   COMMENCEMENT        AVAILABLE              OCCUPANCY
-----------------                 -----   ------------   -------------------   ---------------------
Post Addison Circle(TM) (III)...    264      3Q'99              3Q'00                  2Q'01
Post Uptown Village(TM) (II)....    196      3Q'99              2Q'00                  4Q'00
                                  -----
                                    971
                                  -----
Houston, TX
Post Midtown Square(TM) (II)....    193      1Q'00              1Q'01                  4Q'01

Denver, CO
Post Uptown Square(TM) (I)......    449      1Q'98              3Q'99                  4Q'00
Post Uptown Square(TM) (II).....    247      1Q'00              1Q'01                  4Q'01
                                  -----
                                    696
                                  -----
Phoenix, AZ
Post Roosevelt Square(TM).......    410      4Q'98              1Q'00                  1Q'01

Orlando, FL
Post Parkside(TM)...............    244      1Q'99              2Q'99                  3Q'00
Washington, D.C.
Post Pentagon Row...............    504      2Q'99              4Q'00                  1Q'02

Pasadena, CA
Post Paseo Colorado.............    400      2Q'00              4Q'01                  4Q'02

Austin, TX
Post West Avenue Lofts(TM)......    239      3Q'99              4Q'00                  3Q'01
                                  -----
                                  5,137
                                  =====

     We are also currently conducting feasibility and other pre-development studies for possible new Post(R) communities in our primary market areas.

FINANCING ACTIVITY

     During the quarter ended March 31, 2000, we extended the maturity date on our revolving credit facility by one year to April 30, 2003. Borrowings under our revolving credit facility bear interest at LIBOR plus .825% or prime minus
 .25%. Also, during the quarter, Post reached an agreement with a syndicated group of banks for an incremental $200 million, 364 day facility with terms identical to the revolving credit facility. At March 31, 2000, there was $265 million outstanding under the revolving credit facility and $5 million outstanding under other lines of credit.

     We have established a program for the sale of medium-term notes due nine months or more from date of issue, referred to in this pricing supplement as the MTN program. We repaid a $30 million medium-term note on March 3, 2000. On May 9, 2000, we sold an additional $25 million aggregate principal amount of notes under the MTN program. Net proceeds of approximately $24.9 million were used to repay outstanding indebtedness. On June 7, 2000, we renewed a $30 million medium-term note at 8.21% that now matures on June 7, 2001. We currently have a total of $210 million aggregate principal amount of notes outstanding under the MTN program.

     On June 7, 2000, we repaid a $22 million construction loan on Post Addison Circle in Dallas, Texas.

                               FINANCING STRATEGY

     We have maintained, and plan to continue to maintain, a flexible and conservative capital structure that enhances our access to the capital markets on favorable terms and promotes future earnings growth.

     Since our formation in July 1993, we have concentrated on enhancing our financial flexibility by improving our capital structure. The following transactions demonstrate our successful efforts to maintain a flexible and conservative capital structure:

     - our $350 million revolving credit facility;

     - our issuance of $50 million of unsecured senior notes to the Northwestern Mutual Life Insurance Company;

     - our agreement with the Federal National Mortgage Association to provide credit enhancement for outstanding tax-exempt bonds (including reissuance at maturity) and our economically defeased bonds until June 2025;

     - our issuance of $104 million of secured notes to the Federal National Mortgage Association, our issuance of $25 million of publicly traded unsecured senior notes; and

     - our $250 million unsecured 364 day revolving line of credit with Wachovia Bank of Georgia, N.A.

     Our financial position reflects our conservative financial strategy:

     - We have greatly extended and staggered debt maturities. Our debt had a weighted average maturity of 11.2 years at March 31, 2000.

     - As of December 31, 1999, we had 81 communities unencumbered by mortgage debt with over $2.0 billion of undepreciated book value supporting our unsecured debt. Net operating income from these unencumbered communities as a percentage of total net operating income for all communities increased from 56% at December 31, 1998 to 62% at December 31, 1999.

     - Our total debt to total market capitalization ratio was 34.4% at March 31, 2000.

     - Our total debt as a percentage of undepreciated real estate assets was 39.6% at March 31, 2000.

     - Interest coverage for the quarter ended March 31, 2000 was 5.6x. We do not expect the interest coverage ratio to change materially as a result of this offering.

                                USE OF PROCEEDS

     The net proceeds to us from this offering, after payment of the underwriting discount and all expenses of the offering, are expected to be approximately $148.7 million. We intend to use the net proceeds from the offering to repay our revolving credit facility. Borrowings under the revolving credit facility were used primarily for funding development activities. As of May 31, 2000, our revolving credit facility bore interest at an annual rate of 7.545% and it matures in April 2003.

                                 CAPITALIZATION

     The following table shows our capitalization as of March 31, 2000 and as adjusted to give effect to the issuance and sale of the $150 million of notes offered by this pricing supplement and the application of the estimated net proceeds therefrom. The information provided in the following table should be read in conjunction with the financial and other information included elsewhere and incorporated by reference in this pricing supplement and the accompanying prospectus supplement and prospectus.

                                                                   MARCH 31, 2000
                                                              ------------------------
                                                                ACTUAL     AS ADJUSTED
                                                              ----------   -----------
                                                               (DOLLARS IN THOUSANDS)
                                                                    (UNAUDITED)
Debt:
  Notes payable.............................................  $1,046,847   $1,048,147
                                                              ----------   ----------
          Total debt........................................   1,164,556    1,165,856
                                                              ----------   ----------
Partners' Equity:
  Partners' equity..........................................  $1,255,375   $1,255,375
                                                              ----------   ----------
          Total partners' equity............................   1,255,375    1,255,375
                                                              ----------   ----------
          Total capitalization..............................  $2,419,931   $2,421,231
                                                              ==========   ==========

                      RATIOS OF EARNINGS TO FIXED CHARGES

     Our ratio of earnings to fixed charges was 2.5 for the quarter ended March 31, 2000, 2.6 for the year ended December 31, 1999, 2.7 for the year ended December 31, 1998, 2.5 for the year ended December 31, 1997, 2.7 for the year ended December 31, 1996 and 2.1 for the year ended December 31, 1995. We do not expect the ratio of earnings to fixed charges to change materially as a result of this offering.

     For purposes of calculating the ratio of earnings to fixed charges, earnings have been calculated by adding fixed charges, excluding capitalized interest, to pre-tax income from continuing operations. Fixed charges consist of interest costs, whether expenses or capitalized, the interest component of rental expense and amortization of debt issuance costs.

                                THE COMMUNITIES

     We or our predecessors developed all but 14 of the Post(R) communities and currently manage all of the communities. As of February 10, 2000, fifty-one of the communities had in excess of 300 apartment units, with the largest community having a total of 916 apartment units. Seventy-seven of the 86 stabilized communities owned at February 10, 2000, comprising approximately 91% of the communities' apartment units, were completed after January 1, 1986. The average age of the communities is approximately nine years. The average economic occupancy rate was 96.4% for the year ended December 31, 1999 and 96.5% for the year ended December 31, 1998, and the average monthly rental rate per apartment unit was $851 for the year ended December 31, 1999 and $826 for the year ended December 31, 1998 for communities stabilized for each of the entire years ended December 31, 1999 and 1998.

     The following table presents information concerning our communities as of December 31, 1999:

                                                                                DECEMBER 1999       1999
                                                          AVERAGE      NUMBER      AVERAGE        AVERAGE
                                        YEAR             UNIT SIZE       OF     RENTAL RATES      ECONOMIC
COMMUNITIES             LOCATION(1)   COMPLETED        (SQUARE FEET)   UNITS      PER UNIT      OCCUPANCY(2)
-----------             -----------   ---------        -------------   ------   -------------   ------------
GEORGIA
Post Ashford(R).......     Atlanta        1987               872          222      $  824           96.4%
Post Briarcliff(TM)...     Atlanta        1999             1,062          688       1,094            N/A(4)
Post Bridge(R)........     Atlanta        1986               847          354         725           97.3%
Post Brookhaven(R)....     Atlanta     1990-92(3)            991          735         988           96.6%
Post Canyon(R)........     Atlanta        1986               899          494         741           98.0%
Post Chase(R).........     Atlanta        1987               938          410         734           94.1%
Post Chastain(R)......     Atlanta        1990               965          558       1,050           95.4%
Post Collier
  Hills(R)............     Atlanta        1997               967          396       1,047           96.0%
Post Corners(R).......     Atlanta        1986               860          460         733           94.9%
Post Court(R).........     Atlanta        1988               838          446         701           95.7%
Post Creek(TM)........     Atlanta        1983(5)          1,180          810         934           95.5%
Post Crest(R).........     Atlanta        1996             1,073          410       1,050           98.3%
Post Crossing(R)......     Atlanta        1995             1,067          354       1,096           96.0%
Post Dunwoody(R)......     Atlanta     1989-96(3)            941          530         993           95.9%
Post Gardens(R).......     Atlanta        1998             1,066          397       1,248           96.2%
Post Glen(R)..........     Atlanta        1997             1,113          314       1,228           97.3%
Post Lane(R)..........     Atlanta        1988               840          166         761           97.2%
Post Lenox Park(TM)...     Atlanta        1995             1,030          206       1,137           96.9%
Post Lindbergh(R).....     Atlanta        1998               960          396       1,098            N/A(4)
Post Mill(R)..........     Atlanta        1985               952          398         765           97.6%
Post Oak(TM)..........     Atlanta        1993             1,003          182       1,073           98.0%
Post Oglethorpe(R)....     Atlanta        1994             1,205          250       1,317           96.3%
Post Park(R)..........     Atlanta     1988-90(3)            904          770         817           96.2%
Post Parkwood(R)......     Atlanta        1995             1,071          125         977           97.3%
Post Peachtree
  Hills(R)............     Atlanta     1992-94(3)            982          300       1,072           95.7%
Post Pointe(R)........     Atlanta        1988               835          360         711           95.8%
Post
  Renaissance(R)(6)...     Atlanta     1992-94(3)            890          342       1,016           95.6%
Post Ridge(R).........     Atlanta        1998             1,045          434       1,076            N/A(4)
Post River(R).........     Atlanta     1991-98(3)(7)       1,015          213       1,256           95.7%
Post Summit(R)........     Atlanta        1990               957          148         914           97.4%
Post Terrace(R).......     Atlanta        1996             1,144          296       1,137           95.8%
Post Valley(R)........     Atlanta        1988               854          496         716           97.6%
Post Village(R).......     Atlanta                                                    764           97.0%
  The Arbors..........                    1983             1,063          301
  The Fountains.......                    1987               850          352
  The Gardens.........                    1986               891          494
  The Hills...........                    1984               953          241
  The Meadows.........                    1988               817          350
Post Vinings(R).......     Atlanta     1989-91(3)            964          403         849           97.5%
Post Walk(R)..........     Atlanta     1984-87(3)            932          476         852           97.3%
Post Woods(R).........     Atlanta     1977-83(3)          1,057          494         925           96.2%
Riverside by
  Post(TM)............     Atlanta        1998               989          527       1,569            N/A(4)
                                                           -----       ------      ------          -----
  Subtotal/Average --
     Georgia..........                                       973       16,298         947           96.4%
                                                           -----       ------      ------          -----

                                                                                DECEMBER 1999       1999
                                                          AVERAGE      NUMBER      AVERAGE        AVERAGE
                                        YEAR             UNIT SIZE       OF     RENTAL RATES      ECONOMIC
COMMUNITIES             LOCATION(1)   COMPLETED        (SQUARE FEET)   UNITS      PER UNIT      OCCUPANCY(2)
-----------             -----------   ---------        -------------   ------   -------------   ------------
TEXAS
Addison Circle
  Apartment Homes by
  Post(TM) -- Phase
  I...................      Dallas        1998               896         460          917           95.9%
The American Beauty
  Mill by Post(TM)....      Dallas        1998               980          80          980           93.0%
Cole's Corner(TM).....      Dallas        1998               796         186          982           94.8%
Columbus Square by
  Post(TM)............      Dallas        1996               861         218        1,139           96.2%
Post Parkwood(R)......      Dallas     1962-70(3)          1,042          96          975           97.1%
Post Ascension(TM)....      Dallas     1985-95(3)            929         166          813           95.7%
Post Hackberry
  Creek(TM)...........      Dallas     1988-96(3)            865         432          798           95.3%
Post Lakeside(TM).....      Dallas        1986               791         327          819           97.7%
Post
  Townlake(TM)/Parks..      Dallas     1986-87(3)            869         398          750           96.9%
Post White Rock(TM)...      Dallas        1988               659         207          736           96.8%
Post Winsted(TM)......      Dallas        1996               728         314          778           96.0%
The Shores by
  Post(TM)............      Dallas     1988-97(3)            874         907          924           96.0%
The Abbey of State --
  Thomas by
  Post(TM)............      Dallas        1996             1,276          34        1,924           96.4%
The Commons at Turtle
  Creek by Post(TM)...      Dallas        1985               645         158          781           97.4%
The Heights of
  State -- Thomas by
  Post(TM)............      Dallas        1998               813         198        1,013           96.6%
Heights II............      Dallas        1999               894         170        1,074            N/A(4)
The Meridian of
  State -- Thomas by
  Post(TM)............      Dallas        1991               798         132        1,089           96.1%
The Residences on
  McKinney by
  Post(TM)............      Dallas        1986               749         196        1,031           94.3%
The Rice by
  Post(TM)............     Houston        1998               977         309        1,369            N/A(4)
The Vineyard by
  Post(TM)............      Dallas        1996               728         116          949           97.4%
The Vintage by
  Post(TM)............      Dallas        1993               781         161          937           96.3%
The Worthington of
  State -- Thomas by
  Post(TM)............      Dallas        1993               818         332        1,143           96.2%
Uptown Village by
  Post(TM)............      Dallas        1995               767         300          924           97.0%
Post
  Windhaven(TM)(8)....      Dallas        1991               825         474          611          100.0%
                                                           -----       ------      ------          -----
  Subtotal/Average --
     Texas............                                       848       6,371          919           96.3%
                                                           -----       ------      ------          -----
FLORIDA
Post Bay(R)...........       Tampa        1988               782         312          723           93.9%
Post Court(R).........       Tampa        1991             1,018         228          827           95.1%
Post Fountains at Lee
  Vista(R)............     Orlando        1988               835         508          695           96.7%
Post Harbour Place....       Tampa        1999             1,037         206        1,279            N/A(4)
Post Hyde Park(R).....       Tampa        1996             1,009         389        1,060            N/A(4)
Post Lake(R)..........     Orlando        1988               850         740          677           96.1%
Post Rocky Point(R)...       Tampa     1996-98(3)          1,018         916        1,025            N/A(4)

                                                                                DECEMBER 1999       1999
                                                          AVERAGE      NUMBER      AVERAGE        AVERAGE
                                        YEAR             UNIT SIZE       OF     RENTAL RATES      ECONOMIC
COMMUNITIES             LOCATION(1)   COMPLETED        (SQUARE FEET)   UNITS      PER UNIT      OCCUPANCY(2)
-----------             -----------   ---------        -------------   ------   -------------   ------------
Post Village(R).......       Tampa                                                    768           94.8%
  The Arbors..........                    1991               967          304
  The Lakes...........                    1989               895          360
  The Oaks............                    1991               968          336
Post Walk(R) at Old
  Hyde Park Village...       Tampa        1997               984          134       1,259           95.9%
                                                           -----       ------      ------          -----
  Subtotal/Average --
     Florida..........                                       942        4,433         862           95.4%
                                                           -----       ------      ------          -----
MISSISSIPPI
Post Mark(TM).........     Jackson        1984               988          256         625           95.9%
Post Pointe(R)........     Jackson        1997               812          241         621           93.2%
Post Trace(R).........     Jackson     1989-95(3)            734          486         577           94.2%
                                                           -----       ------      ------          -----
  Subtotal/Average --
     Mississippi......                                       845          983         600           94.4%
                                                           -----       ------      ------          -----
VIRGINIA
Post Corners(R)at
  Trinity Centre......     Fairfax        1996             1,030          336       1,022           99.4%
Post Forest(R)........     Fairfax        1990               889          364         989           99.8%
                                                           -----       ------      ------          -----
  Subtotal/Average --
     Virginia.........                                       960          700       1,005           99.6%
                                                           -----       ------      ------          -----
NORTH CAROLINA
Post Park at Phillips
  Place(R)............   Charlotte        1998               912          402       1,238           96.7%
                                                           -----       ------      ------          -----
TENNESSEE
Post Hillsboro
  Village(R)..........   Nashville        1998               910          201       1,054           96.7%
Post Green Hills(R)...   Nashville        1996             1,056          166       1,121           97.8%
Post Bennie
  Dillon(TM)..........   Nashville        1999               719           86       1,061            N/A(4)
The Lee Apartments....   Nashville        1924(9)            808           80         678           98.7%
                                                           -----       ------      ------          -----
  Subtotal/Average --
     Tennessee........                                       873          533       1,020           97.4%
                                                           -----       ------      ------          -----
          TOTAL.......                                       908       29,720      $  923           96.4%
                                                           =====       ======      ======          =====

---------------

(1) Refers to greater metropolitan areas of cities indicated.
(2) Average economic occupancy is defined as gross potential rent less vacancy losses, model expenses and bad debt divided by gross potential rent for the period, expressed as a percentage.
(3) These dates represent the respective completion dates for multiple phases of a community.
(4) During 1999, this community or a phase in this community was in lease-up and, therefore, is not included.
(5) This community was completed by us in 1983, sold during 1986, managed by us through 1993 and reacquired by us in 1996.
(6) We have a leasehold interest in the land underlying Post Renaissance pursuant to a ground lease that expires on January 1, 2040.
(7) We subsequently sold this property in February 2000.
(8) Post Windhaven(TM) is subject to a master lease with Electronic Data
    Systems.
(9) We acquired this community in 1996.

                                   MANAGEMENT

     The directors and executive officers of Post, which through wholly owned subsidiaries is our general partner, and their positions are as follows:

NAME                                                       POSITIONS AND OFFICES HELD
----                                                       --------------------------
John A. Williams..........................  Chairman of the Board, Chief Executive Officer and
                                              Director
John T. Glover............................  Vice Chairman and Director
Robert Anderson...........................  Director, President -- Robert Anderson Consulting, LLC
Arthur M. Blank...........................  Director, President and Chief Executive Officer of The
                                              Home Depot, Inc.
Herschel M. Bloom.........................  Director, Partner, King & Spalding
Russell R. French.........................  Director, General Partner of Mosley & Co. II and a
                                              member of Mosley & Co. III and MKFJ-IV, LLC, each of
                                              which is a general partner of a venture capital fund
Zell Miller...............................  Director, Former Governor of Georgia
Charles E. Rice...........................  Director, Vice Chairman of Corporate Development of Bank
                                              of America
Ronald de Waal............................  Director, Chairman -- We International
Jeffrey A. Harris.........................  President and Chief Operating Officer
W. Daniel Faulk, Jr.......................  President -- Post Apartment Development and Chief
                                              Development Officer
Arthur E. Lomenick........................  Senior Executive Vice President -- Post Apartment
                                              Development
R. Byron Carlock, Jr......................  Executive Vice President and Chief Investment
                                              Officer -- Post Corporate Services
Sherry W. Cohen...........................  Executive Vice President and Secretary -- Post Corporate
                                              Services
James F. Duffy............................  Executive Vice President -- Post Apartment Development
R. Gregory Fox............................  Executive Vice President and Chief Accounting
                                              Officer -- Post Corporate Services
Martha J. Logan...........................  Executive Vice President -- Post Apartment Management
John B. Mears.............................  Executive Vice President -- Post Apartment Development
Michelle G. Toups.........................  Executive Vice President -- Post Apartment Management
Thomas L. Wilkes..........................  Executive Vice President -- Post Apartment Management
Janet M. Appling..........................  Senior Vice President -- Post Apartment Management
Terry L. Chapman..........................  Senior Vice President -- Post Apartment Management
Douglas S. Gray...........................  Senior Vice President -- Post Corporate Services
John D. Hooks.............................  Senior Vice President -- Post Apartment Management
Joseph R. Taylor..........................  Senior Vice President -- Post Apartment Development
Sheila James Teabo........................  Senior Vice President -- Post Apartment Management
Janie S. Maddox...........................  Vice President -- Post Corporate Services
William F. Leseman........................  Executive Vice President -- RAM Partners, Inc.
William C. Lincicome......................  Executive Vice President -- Post Landscape Group, Inc.

                        FEDERAL INCOME TAX CONSEQUENCES

     The following discussion supplements, and to the extent inconsistent therewith, replaces, the discussion in the accompanying prospectus dated October 20, 1997 under the heading "FEDERAL INCOME TAX CONSIDERATIONS" and the discussion in the accompanying prospectus supplement dated October 31, 1997 under the heading "CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS."

TAX RELIEF EXTENSION ACT OF 1999

     On December 17, 1999, the Tax Relief Extension Act of 1999 was signed into law as part of the Ticket to Work and Work Incentives Improvement Act of 1999. This legislation modifies several provisions of the Internal Revenue Code of 1986, as amended, relating to REITs, such as Post. In general, the modifications to the REIT provisions of the Internal Revenue Code will become effective in Post's taxable year that will begin on January 1, 2001.

     Changes to the REIT Annual Distribution Requirement. Under current applicable law, as described in the prospectus dated October 20, 1997 under the heading "FEDERAL INCOME TAX CONSIDERATIONS -- Requirements for
Qualification -- Distribution Requirements," in order to qualify as a REIT for federal income tax purposes, Post is required to distribute to its shareholders, with respect to each taxable year, dividends (other than capital gain dividends) in an aggregate amount at least equal to 95% of its REIT taxable income, determined without regard to net capital gain. Beginning in 2001, this annual distribution requirement will be reduced, so that Post will be required to distribute only 90% of its REIT taxable income, determined without regard to net capital gain. As under current law, however, to the extent that Post does not distribute all of its net capital gain or distributes at least 95% (90% beginning in 2001) but less than 100% of its REIT taxable income, it will be subject to federal income tax on the undistributed income at regular corporate tax rates. Furthermore, if Post fails to distribute during each calendar year at least the sum of (1) 85% of its REIT ordinary income for the year, (2) 95% of its REIT capital gain net income for the year, and (3) any undistributed taxable income from prior periods, it will be subject to a nondeductible 4% excise tax on the excess of the required distribution over the amounts actually distributed or, in the case of net capital gain retained by Post, deemed to have been distributed.

     Changes to the REIT Asset Tests. Under current applicable law, as described in the accompanying prospectus dated October 20, 1997 under the heading "FEDERAL INCOME TAX CONSIDERATIONS -- Requirements for
Qualification -- Asset Tests," in order for Post to qualify as a REIT for federal income tax purposes, it must not own more than 10% of the outstanding voting securities of any corporate issuer (referred to herein as a "non-qualified REIT subsidiary") other than a qualified REIT subsidiary or another REIT. In addition, the value of any non-qualified REIT subsidiary's debt and equity securities owned by Post may not exceed 5% of the value of Post's total assets. Debt that is secured by real estate assets generally does not constitute a "security" for purposes of the 5% asset test.

     We currently own 100% of the nonvoting stock (representing substantially all of the equity value) and 1% of the voting stock of Post Services, Inc., which is a non-qualified REIT subsidiary, and we also hold a note issued by Post Services. In addition, we own 100% of the nonvoting stock (representing substantially all of the equity value) and 2% of the voting stock of Addison Circle Access, Inc., an inactive corporation which is also a non-qualified REIT subsidiary. By virtue of its ownership of an interest in us, Post is deemed to own its pro rata share of our assets, including the debt and equity securities of Post Services and Addison Circle Access. Because we own less than 10% of the voting securities of Post Services and Addison Circle Access, Post likewise is treated as owning less than 10%. In addition, based upon Post's analysis of the estimated value of the debt and equity securities of Post Services and Addison Circle Access owned by us relative to the estimated value of the other assets owned by us, Post believes that its pro rata share of the debt and equity securities of its non-qualified REIT subsidiaries at all relevant times has been less than 5% of the total value of Post's assets. However, no independent appraisals have been obtained to support this conclusion, and King & Spalding, in rendering its opinion as to Post's qualification as a REIT, is relying on Post's representation with respect to the value of the debt and equity securities of Post Services and Addison Circle Access. After reasonable inquiry, King & Spalding is not aware of any facts inconsistent with Post's representation about the value of its non-qualified REIT subsidiaries. Although Post plans to take steps to ensure that it satisfies the 5% value test for any quarter with respect to which any actual or deemed acquisition of the securities of its non-qualified REIT subsidiaries is to occur, there can be no assurance that such steps always will be successful or will not require a reduction in our overall interest in the securities of the non-qualified REIT subsidiaries.

     Under the new law, beginning in 2001, a REIT also will be prohibited from owning more than 10% of the value of the outstanding debt and equity securities of any non-qualified REIT subsidiary, subject to two principal exceptions. First, under a "grandfather rule," a REIT's ownership of the debt and equity securities of a non-qualified REIT subsidiary held on July 12, 1999, will be exempt from the new 10% value test until the first day after July 12, 1999 on which the non-qualified REIT subsidiary engages in a substantial new line of business or acquires any substantial asset or until the REIT acquires additional securities of the non-qualified REIT subsidiary. Second, a REIT and a nonqualified REIT subsidiary may make a joint election for the non-qualified REIT subsidiary to be treated as a "taxable REIT subsidiary." The securities of a taxable REIT subsidiary held by a REIT are not subject to the new 10% value test.

     Because Post, through us, owns more than 10% of the value of the outstanding securities of both of the non-qualified REIT subsidiaries, Post would be disqualified as a REIT beginning in 2001 unless either (1) the securities of the non-qualified REIT subsidiaries were eligible for relief under the grandfather rule or (2) Post and its non-qualified REIT subsidiaries were to elect to treat the non-qualified REIT subsidiaries as taxable REIT subsidiaries. Although the securities of Post Services and Addison Circle Access held by us may be eligible for relief under the grandfather rule, Post anticipates that an election will be made, effective January 1, 2001, for Post Services and Addison Circle Access to be treated as taxable REIT subsidiaries.

     In addition to being exempt from the new 10% value test, securities of a taxable REIT subsidiary also are exempt from the 5% asset test and the 10% voting securities test under current law. Thus, if a taxable REIT subsidiary election is made, we would be permitted to acquire the voting stock of Post Services and Addison Circle Access, which is currently held by executive officers of Post.

     Under the new rules, a number of constraints are imposed on REITs and their taxable REIT subsidiaries to ensure that REITs cannot, through taxable REIT subsidiaries, engage in substantial non-real estate activities and also to ensure that taxable REIT subsidiaries pay an appropriate corporate-level tax on their income. First, the value of the debt and equity securities of all taxable REIT subsidiaries owned by a REIT (including mortgages secured by real estate) cannot represent more than 20% of the value of the REIT's total assets. Second, a taxable REIT subsidiary will be subject to the "earnings stripping" rules of the Internal Revenue Code with respect to interest paid to the REIT, which could disallow a portion of the taxable REIT subsidiary's interest deductions under certain circumstances. Third, a 100% excise tax may be imposed on the REIT with respect to certain "redetermined rents, redetermined deductions, and excess interest" to ensure arm's length (1) pricing for services provided by the taxable REIT subsidiary to REIT tenants and (2) allocation of shared expenses between the REIT and the taxable REIT subsidiary. Certain additional limitations also will apply.

REGULATIONS REPLACING IRS NOTICE 88-19

     Recently, the Treasury Department issued retroactive temporary regulations, which previously had been announced in IRS Notice 88-19. Notice 88-19 is described in the Prospectus under the heading "FEDERAL INCOME TAX
CONSIDERATIONS -- Qualification and Taxation of the Company as a REIT."

     Under the temporary regulations, as under Notice 88-19, if Post acquires any asset from a C corporation in a transaction in which the basis of the asset in Post's hands is determined by reference to the basis of the asset (or any other property) in the hands of the C corporation, and Post recognizes gain on the disposition of such asset during the ten-year period beginning on the date on which such asset was acquired by Post, then, to the extent of such property's "built-in" gain (the excess of the fair market value of such property at the time of acquisition by Post over the adjusted tax basis of such property at such time), such gain will be subject to federal corporate income tax at the highest rate applicable, provided that an election is made by Post pursuant to the new regulations to apply the principles of Section 1374 of the Code to such gain (a "Section 1374 election").

     Although the temporary regulations apply retroactively to transactions occurring on or after June 10, 1987, and therefore apply to the assets acquired from Columbus in 1997, the regulations permit Post to make a valid Section 1374 election, with respect to its acquisition of the assets of Columbus, on Post's first federal income tax return filed after March 8, 2000. Accordingly, Post intends to file a section 1374 election with respect to the assets acquired from Columbus on its federal income tax return for the taxable year ended December 31, 1999.

BOND PREMIUM

     The proposed Treasury regulations relating to the amortization of bond premium, which are referred to in the prospectus supplement dated October 31, 1997 under the heading "CERTAIN UNITED STATES FEDERAL INCOME TAX
CONSIDERATIONS -- U.S. Holders -- Premium," have been finalized and apply to debt instruments acquired on or after March 2, 1998.

SALE, EXCHANGE, OR RETIREMENT OF NOTES; CAPITAL GAINS RATES

     In the case of a taxpayer other than a corporation, capital gain recognized upon the sale, exchange or retirement of a note held for more than one year will be subject to federal income tax at a maximum rate of 20%. Capital gain recognized with respect to a note held for one year or less will be subject to federal income tax at the same rates as ordinary income.

NON-U.S. HOLDERS OF NOTES; IDENTIFICATION AND CERTIFICATION REQUIREMENTS

     The effective date for the final Treasury regulations relating to the identification and certification requirements described in the prospectus supplement dated October 31, 1997 under the caption "CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS -- Non-U.S. Holders," has been extended so that the new regulations will apply to payments made after December 31, 2000, subject to certain transition rules. Foreign holders of notes should consult their own tax advisors regarding the effect of the new regulations, if any, on their investment in the notes.

                                  UNDERWRITING

     Subject to the terms and conditions contained in a distribution agreement and the related terms agreement between us and the underwriters, for whom Merrill Lynch, Pierce, Fenner & Smith Incorporated, Bear, Stearns & Co. Inc. and Deutsche Bank Securities Inc. are acting as representatives, we have agreed to sell to the underwriters and the underwriters severally have agreed to purchase from us, the principal amount of the notes listed opposite their names below.

                                                               PRINCIPAL
                        UNDERWRITER                              AMOUNT
                        -----------                            ---------
Merrill Lynch, Pierce, Fenner & Smith
             Incorporated...................................  $105,000,000
Bear, Stearns & Co. Inc.....................................    18,750,000
Deutsche Bank Securities Inc................................    18,750,000
Jackson Securities, Inc.....................................     7,500,000
                                                              ------------
             Total..........................................  $150,000,000
                                                              ============

     The underwriters have agreed to purchase all of the notes sold pursuant to the distribution agreement if any of these notes are purchased. If an underwriter defaults, the distribution agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the distribution agreement may be terminated.

     We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

     The underwriters are offering the notes, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the notes, and other conditions contained in the distribution agreement, such as the receipt by the underwriters of officer's certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

COMMISSIONS AND DISCOUNTS

     The underwriters have advised us that they propose initially to offer the notes to the public at the public offering price on the cover page of this pricing supplement, and to dealers at that price less a concession not in excess of .35% of the principal amount of the notes. The underwriters may allow, and the dealers may reallow, a discount not in excess of .25% of the principal amount of the notes to other dealers. After the initial public offering, the public offering price, concession and discount may be changed.

     The expenses of the offering, not including the underwriting discount, are estimated to be $200,000 and are payable by us.

NEW ISSUE OF NOTES

     The notes are a new issue of securities with no established trading market. We do not intend to apply for listing of the notes on any national securities exchange or for quotation of the notes on any automated dealer quotation system. We have been advised by the underwriters that they presently intend to make a market in the notes after completion of the offering. However, they are under no obligation to do so and may discontinue any market-making activities at any time without any notice. We cannot assure the liquidity of the trading market for the notes or that an active public market for the notes will develop. If an active public trading market for the notes does not develop, the market price and liquidity of the notes may be adversely affected.

PRICE STABILIZATION AND SHORT POSITIONS

     In connection with the offering, the underwriters are permitted to engage in transactions that stabilize the market price of the notes. Such transactions consist of bids or purchases to peg, fix or maintain the price of the notes. If the underwriters create a short position in the notes in connection with the offering, i.e., if they sell more notes than are on the cover page of this pricing supplement, the underwriters may reduce that short position by purchasing notes in the open market. Purchases of a security to stabilize the price or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases.

     Neither we nor any of the underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the notes. In addition, neither we nor any of the underwriters makes any representation that the underwriters will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

OTHER RELATIONSHIPS

     Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us. They have received customary fees and commissions for these transactions.

PROSPECTUS SUPPLEMENT

(TO PROSPECTUS DATED OCTOBER 20, 1997)

LOGO
                                  $344,000,000

                           POST APARTMENT HOMES, L.P.
                               MEDIUM-TERM NOTES
                   DUE NINE MONTHS OR MORE FROM DATE OF ISSUE
                            ------------------------
    Post Apartment Homes, L.P. (the "Operating Partnership") may offer from time to time up to $344,000,000 aggregate initial offering price, or the equivalent thereof in one or more foreign or composite currencies, of its Medium-Term Notes Due Nine Months or More from Date of Issue (the "Notes"). Such aggregate initial offering price is subject to reduction as a result of the sale by the Operating Partnership of other Debt Securities described in the accompanying Prospectus. Each Note will mature on any day nine months or more from the date of issue, as specified in the applicable pricing supplement hereto (each, a "Pricing Supplement"), and may be subject to redemption at the option of the Operating Partnership or repayment at the option of the Holder thereof, in each case, in whole or in part, prior to its Stated Maturity Date, as specified in the applicable Pricing Supplement. In addition, each Note may be denominated and/or payable in United States dollars or a foreign or composite currency, as specified in the applicable Pricing Supplement. The Notes, other than Foreign Currency Notes, will be issued in minimum denominations of $1,000 and integral multiples thereof, unless otherwise specified in the applicable Pricing Supplement, while Foreign Currency Notes will be issued in the minimum denominations specified in the applicable Pricing Supplement.
    Unless otherwise specified in the applicable Pricing Supplement, Notes will bear interest at fixed rates ("Fixed Rate Notes") or at floating rates ("Floating Rate Notes"). The applicable Pricing Supplement will specify whether a Floating Rate Note is a Regular Floating Rate Note, a Floating Rate/Fixed Rate Note or an Inverse Floating Rate Note and whether the rate of interest thereon is determined by reference to one or more of the CD Rate, the CMT Rate, the Commercial Paper Rate, the Eleventh District Cost of Funds Rate, the Federal Funds Rate, LIBOR, the Prime Rate or the Treasury Rate (each, an "Interest Rate Basis"), or any other interest rate basis or formula, as adjusted by any Spread and/or Spread Multiplier. Interest on each Floating Rate Note will accrue from its date of issue and, unless otherwise specified in the applicable Pricing Supplement, will be payable monthly, quarterly, semiannually or annually in arrears, as specified in the applicable Pricing Supplement, and on the Maturity Date. Unless otherwise specified in the applicable Pricing Supplement, the rate of interest on each Floating Rate Note will be reset daily, weekly, monthly, quarterly, semiannually or annually, as specified in the applicable Pricing Supplement. Interest on each Fixed Rate Note will accrue from its date of issue and, unless otherwise specified in the applicable Pricing Supplement, will be payable semiannually in arrears on May 1 and November 1 of each year and on the Maturity Date. Notes may also be issued that do not bear any interest currently or that bear interest at a below market rate. See "Description of Notes."
    The interest rate, or formula for the determination of the interest rate, applicable to each Note and the other variable terms thereof will be established by the Operating Partnership on the date of issue of such Note and will be specified in the applicable Pricing Supplement. Interest rates or formulae and other terms of Notes are subject to change by the Operating Partnership, but no change will affect any Note already issued or as to which an offer to purchase has been accepted by the Operating Partnership.
    Each Note will be issued in fully registered book-entry form (a "Book-Entry Note") or in certificated form (a "Certificated Note"), as specified in the applicable Pricing Supplement. Each Book-Entry Note will be represented by one or more fully registered global securities (the "Global Securities") deposited with or on behalf of The Depository Trust Company or such other depositary identified in the applicable Pricing Supplement (the "Depositary") and registered in the name of the Depositary or the Depositary's nominee. Interests in the Global Securities will be shown on, and transfers thereof will be effected only through, records maintained by the Depositary (with respect to its participants) and the Depositary's participants (with respect to beneficial owners). Except in limited circumstances, Book-Entry Notes will not be exchangeable for Certificated Notes.
                            ------------------------
    SEE "RISK FACTORS," BEGINNING ON PAGE S-2, FOR A DISCUSSION OF RISK FACTORS THAT SHOULD BE CONSIDERED IN CONNECTION WITH AN INVESTMENT IN THE NOTES OFFERED HEREBY.

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT, THE PROSPECTUS TO WHICH IT
  RELATES, OR ANY SUPPLEMENT THERETO. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.

---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------
                                           PRICE TO              AGENTS' DISCOUNTS                PROCEEDS TO THE
                                          PUBLIC(1)            AND COMMISSIONS(1)(2)        OPERATING PARTNERSHIP(1)(3)
---------------------------------------------------------------------------------------------------------------------------
Per Note..........................            100.000%             .125% - .750%                 99.875% - 99.250%
---------------------------------------------------------------------------------------------------------------------------
Total(4)..........................       $344,000,000          $430,000 - $2,580,000        $343,570,000 - $341,420,000
---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------

(1) Merrill Lynch & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Lehman Brothers Inc. and J. P. Morgan Securities Inc. (the "Agents") may purchase the Notes, as principal, from the Operating Partnership, for resale to investors and other purchasers at varying prices relating to prevailing market prices at the time of resale as determined by the applicable Agent, or, if so specified in the applicable Pricing Supplement, for resale at a fixed offering price. Unless otherwise specified in the applicable Pricing Supplement, any Note sold to any Agent as principal will be purchased by such Agent at a price equal to 100% of the principal amount thereof less a percentage of the principal amount equal to the commission applicable to an agency sale (as described below) of a Note of identical maturity. If agreed to by the Operating Partnership and an Agent, such Agent may utilize its reasonable efforts on an agency basis to solicit offers to purchase the Notes at 100% of the principal amount thereof, unless otherwise specified in the applicable Pricing Supplement. The Operating Partnership will pay a commission to the applicable Agent, ranging from .125% to .750% of the principal amount of a Note, depending upon its stated maturity, sold through such Agent as an agent of the Operating Partnership. Commissions with respect to Notes with stated maturities in excess of 30 years that are sold through an Agent will be negotiated between the Operating Partnership and such Agent at the time of such sale, See "Plan of Distribution."
(2) The Operating Partnership has agreed to indemnify the Agents against, and to provide contribution with respect to, certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Plan of Distribution."
(3) Before deducting expenses payable by the Operating Partnership estimated at $100,000.
(4) Or the equivalent thereof in one or more foreign or composite currencies.
                            ------------------------
    The Notes are being offered on a continuous basis by the Operating Partnership to or through the Agents. Unless otherwise specified in the applicable Pricing Supplement, the Notes will not be listed on any securities exchange and there can be no assurance that the Notes offered hereby will be sold or if sold that there will be a secondary market for the Notes or liquidity in the secondary market if one develops. The Operating Partnership reserves the right to cancel or modify the offer made hereby without notice. The Operating Partnership or an Agent, if it solicits the offer on an agency basis, may reject any offer to purchase Notes in whole or in part. See "Plan of Distribution."
                            ------------------------
MERRILL LYNCH & CO.

                             LEHMAN BROTHERS
                                                  J. P. MORGAN & CO.
                            ------------------------
          The date of this Prospectus Supplement is October 31, 1997.

     IN CONNECTION WITH THE OFFERING OF NOTES PURCHASED BY AN AGENT AS PRINCIPAL ON A FIXED PRICE BASIS, SUCH AGENT MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE NOTES AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                                  RISK FACTORS

     This Prospectus Supplement does not describe all of the risks of an investment in Notes, whether resulting from such Notes being denominated or payable in or determined by reference to a currency or composite currency other than United States dollars or to one or more interest rate, currency or other indices or formulas, or otherwise. The Operating Partnership and the Agents disclaim any responsibility to advise prospective investors of such risks as they exist at the date of this Prospectus Supplement or as they change from time to time. Prospective investors should consult their own financial and legal advisors as to the risks entailed by an investment in such Notes and the suitability of investing in such Notes in light of their particular circumstances. The Notes are not an appropriate investment for investors who are unsophisticated with respect to foreign currency transactions or transactions involving the applicable interest rate or currency index or other indices or formulas. Prospective investors should carefully consider, among other factors, the matters described below.

STRUCTURE RISKS

     An investment in Notes indexed, as to principal, premium, if any, and/or interest, if any, to one or more currencies or composite currencies (including exchange rates and swap indices between currencies or composite currencies), commodities, interest rates or other indices, either directly or inversely, entails significant risks that are not associated with similar investments in a conventional fixed rate or floating rate debt security. Such risks include, without limitation, the possibility that such index or indices may be subject to significant changes, that the resulting interest rate will be less than that payable on a conventional fixed rate or floating rate debt security issued by the Operating Partnership at the same time, that the repayment of principal and/or premium, if any, can occur at times other than that expected by the investor, and that the investor could lose all or a substantial portion of principal and/or premium, if any, payable on the Maturity Date. Such risks depend on a number of interrelated factors, including economic, financial and political events, over which the Operating Partnership has no control. Additionally, if the formula used to determine the amount of principal, premium, if any, and/or interest, if any, payable with respect to such Notes contains a multiplier or leverage factor, the effect of any change in the applicable index or indices will be magnified. In recent years, values of certain indices have been highly volatile and such volatility may be expected to continue in the future. Fluctuations in the value of any particular index that have occurred in the past are not necessarily indicative, however, of fluctuations that may occur in the future.

     Any optional redemption feature of the Notes might affect the market value of such Notes. Since the Operating Partnership may be expected to redeem such Notes when prevailing interest rates are relatively low, an investor might not be able to reinvest the redemption proceeds at an effective interest rate as high as the interest rate on such Notes.

     The secondary market for the Notes will be affected by a number of factors independent of the creditworthiness of the Operating Partnership and the value of the applicable index or indices, including the complexity and volatility of such index or indices, the method of calculating the principal, premium, if any, and/or interest, if any, in respect of such Notes, the time remaining to the maturity of such Notes, the outstanding amount of such Notes, any redemption features of such Notes, the amount of other debt securities linked to such index or indices and the level, direction and volatility of market interest rates generally. Such factors also will affect the market value of such Notes. In addition, certain Notes may be designed for specific investment objectives or strategies and, therefore, may have a more limited secondary market and experience more price volatility than conventional debt securities. Investors may not be able to sell such Notes readily or at prices that will enable investors to realize their anticipated yield. No investor should purchase Notes unless such investor understands and is able to bear the risk that such Notes may not be readily saleable, that the value of Notes will fluctuate over time and that such fluctuations may be significant.

CREDIT RATINGS

     The credit ratings assigned to the Operating Partnership's medium-term note program may not reflect the potential impact of all risks related to structure and other factors on the market value of the Notes. Accordingly, prospective investors should consult their own financial and legal advisors as to the risks entailed by an investment in the Notes and the suitability of such Notes in light of their particular circumstances.

EXCHANGE RATES AND EXCHANGE CONTROLS

     An investment in Foreign Currency Notes (as hereinafter defined) entails significant risks that are not associated with a similar investment in a debt security denominated and payable in United States dollars. Such risks include, without limitation, the possibility of significant changes in the rate of exchange between the United States dollar and the applicable foreign currency or composite currency and the possibility of the imposition or modification of exchange controls by the applicable governments or monetary authorities. Such risks generally depend on factors over which the Operating Partnership has no control, such as economic, financial and political events and the supply and demand for the applicable foreign currencies or composite currencies. In addition, if the formula used to determine the amount of principal, premium, if any, and/or interest, if any, payable with respect to Foreign Currency Notes contains a multiplier or leverage factor, the effect of any change in the applicable currencies or composite currencies will be magnified. In recent years, rates of exchange between the United States dollar and foreign currencies or composite currencies have been highly volatile and such volatility may be expected in the future. Fluctuations in any particular exchange rate that have occurred in the past are not necessarily indicative, however, of fluctuations that may occur in the future. Depreciation of the foreign currency or composite currency in which a Foreign Currency Note is payable against the United States dollar would result in a decrease in the United States dollar-equivalent yield of such Foreign Currency Note, in the United States dollar-equivalent value of the principal and premium, if any, payable on the Maturity Date of such Foreign Currency Note, and, generally, in the United States dollar-equivalent market value of such Foreign Currency Note.

     Governments or monetary authorities have imposed from time to time, and may in the future impose or revise, exchange controls at or prior to the date on which any payment of principal of, or premium, if any, or interest, if any, on, a Foreign Currency Note is due, which could affect exchange rates as well as the availability of the foreign currency or composite currency in which such payment is to be made on such date. Even if there are no exchange controls, it is possible that the foreign currency or composite currency in which a payment in respect of any particular Foreign Currency Note is to be made would not be available on the applicable payment date due to other circumstances beyond the control of the Operating Partnership. In such cases, the Operating Partnership will be entitled to satisfy its obligations in respect of such Foreign Currency
Note in United States dollars. See "Special Provisions Relating to Foreign Currency Notes -- Payment Currency."

        RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

     The Operating Partnership's ratio of earnings to fixed charges for 1996 and the six months ended June 30, 1997 was 2.7 and, 2.8, respectively, and the Operating Partnership's ratio of earnings to fixed charges and preferred stock dividends for 1996 and the six months ended June 30, 1997 was 2.6 and 2.6, respectively. For purposes of computing these ratios, earnings have been calculated by adding fixed charges excluding capitalized interest, to pre-tax income from continuing operations. Fixed charges consist of interest costs, whether expensed or capitalized, the interest component of rental expense and amortization of debt issuance costs. Preferred stock dividends consist of dividends paid on the 8 1/2% Series A Cumulative Redeemable Preferred Shares.

                              DESCRIPTION OF NOTES

     The Notes will be issued as a series of Debt Securities under an Indenture, dated as of September 25, 1996 as amended or supplemented from time to time (the "Indenture"), between the Operating Partnership and SunTrust Bank, Atlanta, as trustee (the "Trustee"). The Indenture is subject to, and governed by, the Trust Indenture Act of 1939, as amended. The following summary of certain provisions of the Notes and the Indenture does not purport to be complete and is qualified in its entirety by reference to the actual provisions of the Notes and the Indenture. Capitalized terms used but not defined herein shall have the meanings given to them in the accompanying Prospectus, the Notes or the Indenture, as the case may be. The term "Debt Securities," as used in this Prospectus Supplement, refers to all debt securities, including the Notes, issued and issuable from time to time under the Indenture. The following description of Notes will apply to each Note offered hereby unless otherwise specified in the applicable Pricing Supplement. The following description of the Notes supplements, and to the extent inconsistent therewith, replaces, the description of the general terms and provisions of the Debt Securities set forth in the Prospectus, to which reference is hereby made.

GENERAL

     All Debt Securities, including the Notes, issued and to be issued under the Indenture will be unsecured general obligations of the Operating Partnership and will rank pari passu with all other unsecured and unsubordinated indebtedness of the Operating Partnership from time to time outstanding. Currently, issued and outstanding under the Indenture are $100,000,000 aggregate principal amount of 7 1/4% Notes due 2003 and $25,000,000 aggregate principal amount of 7 1/2% Notes due 2006, which were issued in September 1996 (collectively, the "September Notes"). The September Notes impose certain restrictions regarding limitations on incurrence of debt and maintenance of total unencumbered assets as described in "-- Certain Covenants" below. The September Notes may be redeemed at any time at the option of the Operating Partnership at a redemption price equal to the sum of the principal amount of notes being redeemed plus accrued interest and the "make-whole amount" (as defined in the September Notes).

     Also issued and outstanding under the Indenture are notes issued pursuant to the Operating Partnership's medium-term note program (collectively, the "Outstanding MTNs") with the following terms:

AGGREGATE PRINCIPAL AMOUNT             INTEREST RATE                         MATURITY DATE
--------------------------             -------------                         -------------
      $16 million.................  6.22%                                  December 31, 1999
      $30 million.................  3 month LIBOR                          March 3, 2000
                                    plus 25 basis points
      $37 million.................  7.02%                                  April 2, 2001
      $13 million.................  7.30%                                  April 1, 2004
      $10 million.................  6.69%                                  September 22, 2004
      $25 million.................  6.78%                                  September 22, 2005

The Outstanding MTNs impose certain restrictions regarding limitations on incurrence of debt and maintenance of total unencumbered assets as described in "-- Certain Covenants" below.

     The Indenture does not limit the aggregate initial offering price of Debt Securities that may be issued thereunder and Debt Securities may be issued thereunder from time to time in one or more series up to the aggregate initial offering price from time to time authorized by the Operating Partnership for each series. The Notes are effectively subordinated to mortgages and other secured indebtedness of the Operating Partnership (approximately $165.7 million at June 30, 1997), which encumber certain assets of the Operating Partnership. As of June 30, 1997, the Operating Partnership had approximately $228.0 million in outstanding debt which ranks pari passu to the Notes. The Operating Partnership may, from time to time, without the consent of the Holders of the Notes, provide for the issuance of Notes or other Debt Securities under the Indenture in addition to the $344,000,000 aggregate initial offering price of Notes offered hereby.

     The Notes will be offered on a continuing basis by the Operating Partnership to or through the Agents and are currently limited to up to $344,000,000 aggregate initial offering price, or the equivalent thereof in one or more foreign or composite currencies. The Notes will be offered on a continuous basis and will mature on any day nine months or more from their dates of issue (each, a "Stated Maturity Date"), as specified in the applicable Pricing Supplement or any prior date on which the principal, or an installment of principal, of each Certificated Note becomes due and payable, whether by the declaration of acceleration, notice of redemption at the option of the Operating Partnership, notice of the Holder's option to elect repayment or otherwise (the Stated Maturity Date or such prior date, as the case may be, is herein referred to as the "Maturity Date" with respect to the principal of the applicable Note repayable on such date). Unless otherwise specified in the applicable Pricing Supplement, interest-bearing Notes will either be Fixed Rate Notes or Floating Rate Notes, as specified in the applicable Pricing Supplement. Notes may also be issued that do not bear any interest currently or that bear interest at a below market rate.

     Unless otherwise specified in the applicable Pricing Supplement, the Notes will be denominated in, and payments of principal, premium, if any, and/or interest, if any, in respect thereof will be made in, United States dollars. The Notes also may be denominated in, and payments of principal, premium, if any, and/or interest, if any, in respect thereof may be made in, one or more foreign currencies or composite currencies ("Foreign Currency Notes"). See "Special Provisions Relating to Foreign Currency Notes -- Payments of Principal, Premium, if any, and Interest." The currency or composite currency in which a Note is denominated (or, if such currency or composite currency is no longer legal tender for the payment of public and private debts, such other currency or composite currency of the relevant country which is then legal tender for the payment of such debts), whether United States dollars or otherwise, is herein referred to as the "Specified Currency." References herein to "United States dollars," "U.S. dollars" and "U.S.$" are to the lawful currency of the United States of America ("United States").

     Unless otherwise specified in the applicable Pricing Supplement, purchasers are required to pay for the Notes in the applicable Specified Currencies. At the present time, there are limited facilities in the United States for the conversion of United States dollars into foreign currencies or composite currencies and vice versa, and commercial banks do not generally offer non-United States dollar checking or savings account facilities in the United States. Each applicable Agent is prepared to arrange for the conversion of United States dollars into the applicable Specified Currency to enable the purchaser to pay for the related Foreign Currency Note, provided that a request is made to such Agent on or prior to the third Business Day (as hereinafter defined) preceding the date of delivery of such Foreign Currency Note, or by such other day determined by such Agent. Each such conversion will be made by an Agent on such terms and subject to such conditions, limitations and charges as such Agent may from time to time establish in accordance with its regular foreign exchange practices. All costs of exchange will be borne by the purchaser of each such Foreign Currency Note. See "Special Provisions Relating to Foreign Currency Notes."

     Interest rates offered by the Operating Partnership with respect to the Notes may differ depending upon, among other things, the aggregate principal amount of Notes purchased in any single transaction. Notes with different variable terms other than interest rates may also be offered concurrently to different investors. Interest rates or formulae and other terms of Notes are subject to change by the Operating Partnership from time to time, but no such change will affect any Note already issued or as to which an offer to purchase has been accepted by the Operating Partnership.

     Each Note will be issued in fully registered form as a Book-Entry Note or a Certificated Note. The minimum denominations of each Note other than a Foreign Currency Note will be $1,000 and integral multiples thereof, unless otherwise specified in the applicable Pricing Supplement, while the authorized denominations of each Foreign Currency Note will be specified in the applicable Pricing Supplement.

     Payments of principal of, and premium, if any, and interest, if any, on, Book-Entry Notes will be made by the Operating Partnership through the Trustee to the Depositary. See "-- Book-Entry Notes." In the case of Certificated Notes, payment of principal and premium, if any, due on the Stated Maturity Date or any prior Maturity Date will be made in immediately available funds upon presentation and surrender thereof at the office or agency maintained by the Operating Partnership for such purpose in the Borough of Manhattan, The City of New York (or, in the case of any repayment on an Optional Repayment Date, upon presentation of such Certificated Note and a duly completed election form in accordance with the provisions described below), currently the corporate trust office of the Trustee located initially c/o First National Bank of Chicago, 14 Wall Street, Suite 4607, New York, New York 10005. Payment of interest, if any, due on the Maturity Date of each Certificated Note will be made to the person to whom payment of the principal and premium, if any, shall be made. Payment of interest, if any, due on each Certificated Note on any Interest Payment Date (as hereinafter defined) other than the Maturity Date will be made at the office or agency referred to above maintained by the Operating Partnership for such purpose or, at the option of the Operating Partnership, may be made by check mailed to the address of the Holder entitled thereto as such address shall appear in the Security Register of the Operating Partnership at the close of business on the Record Date (as hereinafter defined). Notwithstanding the foregoing, a Holder of $10,000,000 (or, if the applicable Specified Currency is other than United States dollars, the equivalent thereof in such Specified Currency) or more in aggregate principal amount of Notes (whether having identical or different terms and provisions) will be entitled to receive interest payments on any Interest Payment Date other than the Maturity Date by wire transfer of immediately available funds if appropriate wire transfer instructions have been received in writing by the Trustee not less than fifteen days prior to such Interest Payment Date. Any such wire transfer instructions received by the Trustee shall remain in effect until revoked by such Holder. For special payment terms applicable to Foreign Currency Notes, see "Special Provisions Relating to Foreign Currency Notes -- Payments of Principal, Premium, if any, and Interest."

     As used herein, "Business Day" means any day, other than a Saturday or Sunday that is neither a legal holiday nor a day on which banking institutions are authorized or required by law, regulation or executive order to close in The City of New York; provided, however, that, with respect to Foreign Currency Notes the payment of which is to be made in a currency or composite currency other than United States dollars, such day is also not a day on which banking institutions are authorized or required by law, regulation or executive order to close in the Principal Financial Center (as hereinafter defined) of the country issuing such currency or composite currency (or, in the case of European Currency Units ("ECU"), is not a day that appears as an ECU non-settlement day on the display designated as "ISDE" on the Reuter Monitor Money Rates Service (or a day so designated by the ECU Banking Association) or, if ECU non-settlement days do not appear on that page (and are not so designated), is not a day on which payments in ECU cannot be settled in the international interbank market); provided, further, that, with respect to Notes as to which LIBOR is an applicable Interest Rate Basis, such day is also a London Business Day (as hereinafter defined). "London Business Day" means (i) if the Index Currency (as hereinafter defined) is other than ECU, any day on which dealings in such Index Currency are transacted in the London interbank market or (ii) if the Index Currency is ECU, any day that does not appear as an ECU non-settlement day on the display designated as "ISDE" on the Reuter Monitor Money Rates Service (or a day so designated by the ECU Banking Association) or, if ECU non-settlement days do not appear on that page (and are not so designated), is not a day on which payments in ECU cannot be settled in the international interbank market.

     "Principal Financial Center" means the capital city of the country issuing the currency or composite currency in which any payment in respect of the related Notes is to be made or, solely with respect to the calculation of LIBOR, the Index Currency, except that with respect to United States dollars, Australian dollars, Deutsche marks, Dutch guilders, Italian lire, Swiss francs and ECU's, the Principal Financial Center shall be The City of New York, Sydney, Frankfurt, Amsterdam, Milan, Zurich and Luxembourg, respectively.

     Book-Entry Notes may be transferred or exchanged only through the Depositary. See "-- Book-Entry Notes." Registration of transfer or exchange of Certificated Notes will be made at the office or agency maintained by the Operating Partnership for such purpose in the Borough of Manhattan, The City of New York. No service charge will be made by the Operating Partnership or the Trustee for any such registration of transfer or exchange of Notes, but the Operating Partnership may require payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in connection therewith (other than exchanges pursuant to the Indenture not involving any transfer).

     Notwithstanding any provisions described in this Prospectus Supplement to the contrary, if a Note specifies that an Addendum is attached thereto or that "Other/Additional Provisions" apply, such Note will be subject to the terms specified in such Addendum or "Other/Additional Provisions," as the case may be, and will be described in the applicable Pricing Supplement.

REDEMPTION AT THE OPTION OF THE OPERATING PARTNERSHIP

     Unless otherwise specified in the applicable Pricing Supplement, the Notes will not be subject to any sinking fund. The Notes will be redeemable at the option of the Operating Partnership prior to the Stated Maturity Date only if agreed to by the Operating Partnership and the purchasers thereof at the time of sale and an Initial Redemption Date is specified in the applicable Pricing Supplement. If so specified, the Notes will be subject to redemption at the option of the Operating Partnership on any date on and after the applicable Initial Redemption Date in whole or from time to time in part in increments of $1,000 or such other minimum denomination specified in such Pricing Supplement (provided that any remaining principal amount thereof shall be at least $1,000 or such minimum denomination), at the applicable Redemption Price (as hereinafter defined), together with unpaid interest accrued thereon to the date of redemption, on notice given to the Holders thereof not more than 60 nor less than 30 calendar days prior to the date of redemption and in accordance with the provisions of the Indenture. "Redemption Price," with respect to a Note, means an amount equal to the Initial Redemption Percentage specified in the applicable Pricing Supplement (as adjusted by the Annual Redemption Percentage Reduction, if applicable) multiplied by the unpaid principal amount to be redeemed. The Initial Redemption Percentage, if any, applicable to a Note shall decline at each anniversary of the Initial Redemption Date by an amount equal to the applicable Annual Redemption Percentage Reduction, if any, until the Redemption Price is equal to 100% of the unpaid principal amount to be redeemed. See also "-- Original Issue Discount Notes."

REPAYMENT AT THE OPTION OF THE HOLDER

     The Notes will be repayable by the Operating Partnership at the option of the Holders thereof prior to the Stated Maturity Date only if agreed to by the Operating Partnership and the purchasers thereof at the time of sale and one or more Optional Repayment Dates are specified in the applicable Pricing Supplement. If so specified, the Notes will be subject to repayment at the option of the Holders thereof on any Optional Repayment Date in whole or from time to time in part in increments of $1,000 or such other minimum denomination specified in the applicable Pricing Supplement (provided that any remaining principal amount thereof shall be at least $1,000 or such other minimum denomination), at a repayment price equal to 100% of the unpaid principal amount to be repaid, together with unpaid interest accrued thereon to the date of repayment, unless such Note is an Original Issue Discount Note, in which case the Pricing Supplement will specify the amount payable upon such repayment. For any Note to be repaid, such Note must be received, together with the form thereon entitled "Option to Elect Repayment" duly completed, by the Trustee at its Corporate Trust Office (or such other address of which the Operating Partnership shall from time to time notify the Holders) not more than 60 nor less than 30 calendar days prior to the date of repayment. Exercise of such repayment option by the Holder will be irrevocable.

     Only the Depositary may exercise the repayment option in respect of Global Securities representing Book-Entry Notes. Accordingly, Beneficial Owners (as hereinafter defined) of Global Securities that desire to have all or any portion of the Book-Entry Notes represented by such Global Securities repaid must instruct the Participant (as hereinafter defined) through which they own their interest to direct the Depositary to exercise the repayment option on their behalf by delivering the related Global Security and duly completed election form to the Trustee as aforesaid. In order to ensure that such Global Security and election form are received by the Trustee on a particular day, the applicable Beneficial Owner must so instruct the Participant through which it owns its interest before such Participant's deadline for accepting instructions for that day. Different firms may have different deadlines for accepting instructions from their customers. Accordingly, Beneficial Owners should consult the Participants through which they own their interests for the respective deadlines for such Participants. All instructions given to Participants from Beneficial Owners of Global Securities relating to the option to elect repayment shall be irrevocable. In addition, at the time such instructions are given, each such Beneficial Owner shall cause the Participant through which it owns its interest to transfer such Beneficial Owner's interest in the Global Security or Securities representing the related Book-Entry Notes, on the Depositary's records, to the Trustee. See "-- Book-Entry Notes."

     If applicable, the Operating Partnership will comply with the requirements of Rule 14e-1 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and any other securities laws or regulations in connection with any such repayment.

     The Operating Partnership may at any time purchase Notes at any price or prices in the open market or otherwise. Notes so purchased by the Operating Partnership may, at the discretion of the Operating Partnership, be held, resold or surrendered to the Trustee for cancellation.

INTEREST

GENERAL

     Unless otherwise specified in the applicable Pricing Supplement, each interest-bearing Note will bear interest from its date of issue at the rate per annum, in the case of a Fixed Rate Note, or pursuant to the interest rate formula, in the case of a Floating Rate Note, in each case as specified in the applicable Pricing Supplement, until the principal thereof is paid or duly made available for payment. Unless otherwise specified in the applicable Pricing Supplement, interest payments in respect of Fixed Rate Notes and Floating Rate Notes will equal the amount of interest accrued from and including the immediately preceding Interest Payment Date in respect of which interest has been paid or duly made available for payment (or from and including the date of issue, if no interest has been paid or duly made available for payment with respect to the applicable Note) to but excluding the applicable Interest Payment Date or the Maturity Date, as the case may be (each, an "Interest Period").

     Interest on Fixed Rate Notes and Floating Rate Notes will be payable in arrears on each Interest Payment Date and on the Maturity Date. Unless otherwise specified in the applicable Pricing Supplement, the first payment of interest on any such Note originally issued between a Record Date (as hereinafter defined) and the related Interest Payment Date will be made on the Interest Payment Date immediately following the next succeeding Record Date to the Holder on such next succeeding Record Date. Unless otherwise specified in the applicable Pricing Supplement, a "Record Date" shall be the fifteenth calendar day (whether or not a Business Day) immediately preceding the related Interest Payment Date.

FIXED RATE NOTES

     Unless otherwise specified in the applicable Pricing Supplement, interest on Fixed Rate Notes will be payable on May 1 and November 1 of each year (each, an "Interest Payment Date") and on the Maturity Date. Unless otherwise specified in the applicable Pricing Supplement, interest on Fixed Rate Notes will be computed on the basis of a 360-day year consisting of twelve 30-day months.

     If any Interest Payment Date or the Maturity Date of a Fixed Rate Note falls on a day that is not a Business Day, the required payment of principal, premium, if any, and/or interest will be made on the next succeeding Business Day with the same force and effect as if made on the date such payment was due, and no interest will accrue with respect to such payment for the period from and after such Interest Payment Date or the Maturity Date, as the case may be, to the date of such payment on the next succeeding Business Day.

FLOATING RATE NOTES

     Unless otherwise specified in the applicable Pricing Supplement, Floating Rate Notes will be issued as described below. The applicable Pricing Supplement will specify certain terms with respect to which each Floating Rate Note is being delivered, including: whether such Floating Rate Note is a "Regular Floating Rate Note," a "Floating Rate/Fixed Rate Note" or an "Inverse Floating Rate Note," the Fixed Rate Commencement Date, if applicable, Fixed Interest Rate, if applicable, Interest Rate Basis or Bases, Initial Interest Rate, if any, Interest Reset Period and Dates, Interest Payment Period and Dates, Index Maturity, Maximum Interest Rate and/or Minimum Interest Rate, if any, and Spread and/or Spread Multiplier, if any, as such terms are defined below. If one or more of the applicable Interest Rate Bases is LIBOR or the CMT Rate, the applicable Pricing Supplement will specify the Index Currency and Designated LIBOR Page or the

Designated CMT Maturity Index and Designated CMT Telerate Page, respectively, as such terms are defined below.

     The interest rate borne by the Floating Rate Notes will be determined as follows:

          (i) Unless such Floating Rate Note is designated as a "Floating Rate/Fixed Rate Note," an "Inverse Floating Rate Note" or as having an Addendum attached or having "Other/Additional Provisions" apply, such Floating Rate Note will be designated as a "Regular Floating Rate Note" and, except as set forth below or in the applicable Pricing Supplement, will bear interest at the rate determined by reference to the applicable Interest Rate Basis or Bases (a) plus or minus the applicable Spread, if any, and/or (b) multiplied by the applicable Spread Multiplier, if any. Commencing on the first Interest Reset Date, the rate at which interest on such Regular Floating Rate Note shall be payable shall be reset as of each Interest Reset Date; provided, however, that the interest rate in effect for the period, if any, from the date of issue to the first Interest Reset Date will be the Initial Interest Rate.

          (ii) If such Floating Rate Note is designated as a "Floating Rate/Fixed Rate Note," then, except as set forth below or in the applicable Pricing Supplement, such Floating Rate Note will bear interest at the rate determined by reference to the applicable Interest Rate Basis or Bases (a) plus or minus the applicable Spread, if any, and/or (b) multiplied by the applicable Spread Multiplier, if any. Commencing on the first Interest Reset Date, the rate at which interest on such Floating Rate/Fixed Rate Note shall be payable shall be reset as of each Interest Reset Date; provided, however, that (y) the interest rate in effect for the period, if any, from the date of issue to the first Interest Reset Date will be the Initial Interest Rate and (z) the interest rate in effect for the period commencing on the Fixed Rate Commencement Date to the Maturity Date shall be the Fixed Interest Rate, if such rate is specified in the applicable Pricing Supplement or, if no such Fixed Interest Rate is specified, the interest rate in effect thereon on the day immediately preceding the Fixed Rate Commencement Date.

          (iii) If such Floating Rate Note is designated as an "Inverse Floating Rate Note," then, except as set forth below or in the applicable Pricing Supplement, such Floating Rate Note will bear interest at the Fixed Interest Rate minus the rate determined by reference to the applicable Interest Rate Basis or Bases (a) plus or minus the applicable Spread, if any, and/or (b) multiplied by the applicable Spread Multiplier, if any; provided, however, that, unless otherwise specified in the applicable Pricing Supplement, the interest rate thereon will not be less than zero. Commencing on the first Interest Reset Date, the rate at which interest on such Inverse Floating Rate Note shall be payable shall be reset as of each Interest Reset Date; provided, however, that the interest rate in effect for the period, if any, from the date of issue to the first Interest Reset Date will be the Initial Interest Rate.

     The "Spread" is the number of basis points to be added to or subtracted from the related Interest Rate Basis or Bases applicable to such Floating Rate Note. The "Spread Multiplier" is the percentage of the related Interest Rate Basis or Bases applicable to such Floating Rate Note by which such Interest Rate Basis or Bases will be multiplied to determine the applicable interest rate on such Floating Rate Note. The "Index Maturity" is the period to maturity of the instrument or obligation with respect to which the related Interest Rate Basis or Bases will be calculated.

     Unless otherwise specified in the applicable Pricing Supplement, the interest rate with respect to each Interest Rate Basis will be determined in accordance with the applicable provisions below. Except as set forth above or in the applicable Pricing Supplement, the interest rate in effect on each day shall be (i) if such day is an Interest Reset Date, the interest rate determined as of the Interest Determination Date (as hereinafter defined) immediately preceding such Interest Reset Date or (ii) if such day is not an Interest Reset Date, the interest rate determined as of the Interest Determination Date immediately preceding the most recent Interest Reset Date (or, if none, the Initial Interest
Rate).

     Interest on Floating Rate Notes will be determined by reference to the applicable Interest Rate Basis or Interest Rate Bases, which may, as described below, include (i) the CD Rate, (ii) the CMT Rate, (iii) the Commercial Paper Rate, (iv) the Eleventh District Cost of Funds Rate, (v) the Federal Funds Rate,
(vi) LIBOR, (vii) the Prime Rate, (viii) the Treasury Rate, or (ix) such other Interest Rate Basis or interest rate formula as may be specified in the applicable Pricing Supplement; provided, however, that the interest rate in effect on a Floating Rate Note for the period, if any, from the date of issue to the first Interest Reset Date will be the Initial Interest Rate; provided further, that with respect to a Floating Rate/Fixed Rate Note the interest rate in effect for the period commencing on the Fixed Rate Commencement Date to the Maturity Date shall be the Fixed Interest Rate, if such rate is specified in the applicable Pricing Supplement or, if no such Fixed Interest Rate is specified, the interest rate in effect thereon on the day immediately preceding the Fixed Rate Commencement Date.

     The applicable Pricing Supplement will specify whether the rate of interest on the related Floating Rate Note will be reset daily, weekly, monthly, quarterly, semiannually or annually or on such other specified basis (each, an "Interest Reset Period") and the dates on which such rate of interest will be reset (each, an "Interest Reset Date"). Unless otherwise specified in the applicable Pricing Supplement, the Interest Reset Dates will be, in the case of Floating Rate Notes which reset: (i) daily, each Business Day; (ii) weekly, the Wednesday of each week (with the exception of weekly reset Floating Rate Notes as to which the Treasury Rate is an applicable Interest Rate Basis, which will reset the Tuesday of each week, except as described below); (iii) monthly, the third Wednesday of each month (with the exception of monthly reset Floating Rate Notes as to which the Eleventh District Cost of Funds Rate is an applicable Interest Rate Basis, which will reset on the first calendar day of the month);
(iv) quarterly, the third Wednesday of March, June, September and December of each year, (v) semiannually, the third Wednesday of the two months specified in the applicable Pricing Supplement; and (vi) annually, the third Wednesday of the month specified in the applicable Pricing Supplement; provided, however, that, with respect to Floating Rate/Fixed Rate Notes, the rate of interest thereon will not reset after the applicable Fixed Rate Commencement Date. If any Interest Reset Date for any Floating Rate Note would otherwise be a day that is not a Business Day, such Interest Reset Date will be postponed to the next succeeding Business Day, except that in the case of a Floating Rate Note as to which LIBOR is an applicable Interest Rate Basis and such Business Day falls in the next succeeding calendar month, such Interest Reset Date will be the immediately preceding Business Day.

     The interest rate applicable to each Interest Reset Period commencing on the related Interest Reset Date will be the rate determined as of the applicable Interest Determination Date on or prior to the Calculation Date (as hereinafter defined). The "Interest Determination Date" with respect to the CD Rate, the CMT Rate, the Commercial Paper Rate, the Federal Funds Rate and the Prime Rate will be the second Business Day immediately preceding the applicable Interest Reset Date; the "Interest Determination Date" with respect to the Eleventh District Cost of Funds Rate will be the last working day of the month immediately preceding the applicable Interest Reset Date on which the Federal Home Loan Bank of San Francisco (the "FHLB of San Francisco") publishes the Index (as hereinafter defined); and the "Interest Determination Date" with respect to LIBOR will be the second London Business Day immediately preceding the applicable Interest Reset Date, unless the Index Currency is British pounds sterling, in which case the "Interest Determination Date" will be the applicable Interest Reset Date. The "Interest Determination Date" with respect to the Treasury Rate will be the day in the week in which the applicable Interest Reset Date falls on which day Treasury Bills (as hereinafter defined) are normally auctioned (Treasury Bills are normally sold at an auction held on Monday of each week, unless that day is a legal holiday, in which case the auction is normally held on the following Tuesday, except that such auction may be held on the preceding Friday); provided, however, that if an auction is held on the Friday of the week preceding the applicable Interest Reset Date, the Interest Determination Date will be such preceding Friday; provided, further, that if an auction falls on the applicable Interest Reset Date, then the Interest Reset Date will instead be the first Business Day following such auction. If the interest rate of a Floating Rate Note is determined by reference to two or more Interest Rate Bases, the "Interest Determination Date" pertaining to such Floating Rate Note will be the most recent Business Day which is at least two Business Days prior to the applicable Interest Reset Date for such Floating Rate Note on which each Interest Rate Basis is determinable. Each Interest Rate Basis will be determined as of such date, and the applicable interest rate will take effect on the applicable Interest Reset Date.

     A Floating Rate Note may also have either or both of the following: (i) a Maximum Interest Rate, or ceiling, that may accrue during any Interest Period and (ii) a Minimum Interest Rate, or floor, that may accrue during any Interest Period. In addition to any Maximum Interest Rate that may apply to any Floating Rate Note, the interest rate on Floating Rate Notes will in no event be higher than the maximum rate permitted by New York law, as the same may be modified by United States law of general application. Under current New York law, the maximum rate of interest, subject to certain exceptions, for any loan in an amount less than $250,000 is 16% and for any loan in the amount of $250,000 or more but less than $2,500,000 is 25% per annum on a simple interest basis. These limits do not apply to loans of $2,500,000 or more.

     Except as provided below or in the applicable Pricing Supplement, interest will be payable, in the case of Floating Rate Notes which reset: (i) daily, weekly or monthly, on the third Wednesday of each month or on the third Wednesday of March, June, September and December of each year, as specified in the applicable Pricing Supplement; (ii) quarterly, on the third Wednesday of March, June, September and December of each year, (iii) semiannually, on the third Wednesday of the two months of each year specified in the applicable Pricing Supplement; and (iv) annually, on the third Wednesday of the month of each year specified in the applicable Pricing Supplement (each, an "Interest Payment Date") and, in each case, on the Maturity Date. If any Interest Payment Date other than the Maturity Date for any Floating Rate Note would otherwise be a day that is not a Business Day, such Interest Payment Date will be postponed to the next succeeding Business Day, except that in the case of a Floating Rate Note as to which LIBOR is an applicable Interest Rate Basis and such Business Day falls in the next succeeding calendar month, such Interest Payment Date will be the immediately preceding Business Day. If the Maturity Date of a Floating Rate Note falls on a day that is not a Business Day, the required payment of principal, premium, if any, and interest will be made on the next succeeding Business Day with the same force and effect as if made on the date such payment was due, and no interest will accrue on such payment for the period from and after the Maturity Date to the date of such payment on the next succeeding Business Day.

     All percentages resulting from any calculation on Floating Rate Notes will be rounded to the nearest one hundred-thousandth of a percentage point, with five-one millionths of a percentage point rounded upwards (e.g., 9.876545% (or
 .09876545) would be rounded to 9.87655% (or .0987655)), and all amounts used in or resulting from such calculation on Floating Rate Notes will be rounded, in the case of United States dollars, to the nearest cent or, in the case of a foreign currency or composite currency, to the nearest unit (with one-half cent or unit being rounded upwards).

     With respect to each Floating Rate Note, accrued interest is calculated by multiplying its principal amount by an accrued interest factor. Such accrued interest factor is computed by adding the interest factor calculated for each day in the applicable Interest Period. Unless otherwise specified in the applicable Pricing Supplement, the interest factor for each such day will be computed by dividing the interest rate applicable to such day by 360, in the case of Floating Rate Notes for which an applicable Interest Rate Basis is the CD Rate, the Commercial Paper Rate, the Eleventh District Cost of Funds Rate, the Federal Funds Rate, LIBOR or the Prime Rate, or by the actual number of days in the year in the case of Floating Rate Notes for which an applicable Interest Rate Basis is the CMT Rate or the Treasury Rate. Unless otherwise specified in the applicable Pricing Supplement, the interest factor for Floating Rate Notes for which the interest rate is calculated with reference to two or more Interest Rate Bases will be calculated in each period in the same manner as if only one of the applicable Interest Rate Bases applied as specified in the applicable Pricing Supplement.

     The "Calculation Agent" with respect to each issuance of Floating Rate Notes will be named in the applicable Pricing Supplement. Upon request of the Holder of any Floating Rate Note, the Calculation Agent will disclose the interest rate then in effect and, if determined, the interest rate that will become effective as a result of a determination made for the next succeeding Interest Reset Date with respect to such Floating Rate Note. Unless otherwise specified in the applicable Pricing Supplement, the "Calculation Date," if applicable, pertaining to any Interest Determination Date will be the earlier of
(i) the tenth calendar day after such Interest Determination Date, or, if such day is not a Business Day, the next succeeding Business Day or (ii) the Business Day immediately preceding the applicable Interest Payment Date or the Maturity Date, as the case may be.

     Unless otherwise specified in the applicable Pricing Supplement, the Calculation Agent shall determine each Interest Rate Basis in accordance with the following provisions.

     CD Rate. Unless otherwise specified in the applicable Pricing Supplement, "CD Rate" means, with respect to any Interest Determination Date relating to a Floating Rate Note for which the interest rate is determined with reference to the CD Rate (a "CD Rate Interest Determination Date"), the rate on such date for negotiable United States dollar certificates of deposit having the Index Maturity specified in the applicable Pricing Supplement as published by the Board of Governors of the Federal Reserve System in "Statistical Release H.15(519), Selected Interest Rates" or any successor publication ("H.15(519)") under the heading "CDs (Secondary Market)," or, if not published by 3:00 P.M., New York City time, on the related Calculation Date, the rate on such CD Rate Interest Determination Date for negotiable United States dollar certificates of deposit of the Index Maturity specified in the applicable Pricing Supplement as published by the Federal Reserve Bank of New York in its daily statistical release "Composite 3:30 P.M. Quotations for United States Government Securities" or any successor publication ("Composite Quotations") under the heading "Certificates of Deposit." If such rate is not yet published in either H.15(519) or Composite Quotations by 3:00 P.M., New York City time, on the related Calculation Date, then the CD Rate on such CD Rate Interest Determination Date will be calculated by the Calculation Agent and will be the arithmetic mean of the secondary market offered rates as of 10:00 A.M., New York City time, on such CD Rate Interest Determination Date, of three leading nonbank dealers in negotiable United States dollar certificates of deposit in The City of New York (which may include an Agent or its affiliates) selected by the Calculation Agent for negotiable United States dollar certificates of deposit of major United States money market banks for negotiable certificates of deposit with a remaining maturity closest to the Index Maturity specified in the applicable Pricing Supplement in an amount that is representative for a single transaction in that market at that time; provided, however, that if the dealers so selected by the Calculation Agent are not quoting as mentioned in this sentence, the CD Rate determined as of such CD Rate Interest Determination Date will be the CD Rate in effect on such CD Rate Interest Determination Date.

     CMT Rate. Unless otherwise specified in the applicable Pricing Supplement, "CMT Rate" means, with respect to any Interest Determination Date relating to a Floating Rate Note for which the interest rate is determined with reference to the CMT Rate (a "CMT Rate Interest Determination Date"), the rate displayed on the Designated CMT Telerate Page (as hereinafter defined) under the caption
". . . Treasury Constant Maturities . . . Federal Reserve Board Release
H.15 . . . Mondays Approximately 3:45 P.M.," under the column for the Designated CMT Maturity Index for (i) if the Designated CMT Telerate Page is 7055, the rate on such CMT Rate Interest Determination Date and (ii) if the Designated CMT Telerate Page is 7052, the weekly, or monthly average, as specified in the applicable Pricing Supplement for the week, or the month, as applicable, ended immediately preceding the week or the month, as applicable, in which the related CMT Rate Interest Determination Date occurs. If such rate is no longer displayed on the relevant page or is not displayed by 3:00 P.M., New York City time, on the related Calculation Date, then the CMT Rate for such CMT Rate Interest Determination Date will be such treasury constant maturity rate for the Designated CMT Maturity Index as published in the relevant H.15(519). If such rate is no longer published or is not published by 3:00 P.M., New York City time, on the related Calculation Date, then the CMT Rate on such CMT Rate Interest Determination Date will be such treasury constant maturity rate for the Designated CMT Maturity Index (or other United States Treasury rate for the Designated CMT Maturity Index) for the CMT Rate Interest Determination Date with respect to such Interest Reset Date as may then be published by either the Board of Governors of the Federal Reserve System or the United States Department of the Treasury that the Calculation Agent determines to be comparable to the rate formerly displayed on the Designated CMT Telerate Page and published in the relevant H.15(519). If such information is not provided by 3:00 P.M., New York City time, on the related Calculation Date, then the CMT Rate on the CMT Rate Interest Determination Date will be calculated by the Calculation Agent and will be a yield to maturity, based on the arithmetic mean of the secondary market closing offer side prices as of approximately 3:30 P.M., New York City time, on such CMT Rate Interest Determination Date reported, according to their written records, by three leading primary United States government securities dealers (each, a "Reference Dealer") in The City of New York (which may include an Agent or its affiliates) selected by the Calculation Agent (from five such Reference Dealers selected by the Calculation Agent and eliminating the highest quotation (or, in the event of equality, one of the highest) and the lowest quotation (or, in the event of equality, one of the lowest)), for the most recently issued direct noncallable fixed rate obligations of the United States ("Treasury Notes") with an original maturity of approximately the Designated CMT Maturity Index and a remaining term to maturity of not less than such Designated CMT Maturity Index minus one year. If the Calculation Agent is unable to obtain three such Treasury Note quotations, the CMT Rate on such CMT Rate Interest Determination Date will be calculated by the Calculation Agent and will be a yield to maturity based on the arithmetic mean of the secondary market offer side prices as of approximately 3:30 P.M., New York City time, on such CMT Rate Interest Determination Date of three Reference Dealers in The City of New York (from five such Reference Dealers selected by the Calculation Agent and eliminating the highest quotation (or, in the event of equality, one of the highest) and the lowest quotation (or, in the event of equality, one of the lowest)), for Treasury Notes with an original maturity of the number of years that is the next highest to the Designated CMT Maturity Index and a remaining term to maturity closest to the Designated CMT Maturity Index and in an amount of at least $100 million. If three or four (and not five) of such Reference Dealers are quoting as described above, then the CMT Rate will be based on the arithmetic mean of the offer prices obtained and neither the highest nor the lowest of such quotes will be eliminated; provided, however, that if fewer than three Reference Dealers so selected by the Calculation Agent are quoting as mentioned herein, the CMT Rate determined as of such CMT Rate Interest Determination Date will be the CMT Rate in effect on such CMT Rate Interest Determination Date. If two Treasury Notes with an original maturity as described in the second preceding sentence have remaining terms to maturity equally close to the Designated CMT Maturity Index, the quotes for the Treasury Note with the shorter remaining term to maturity will be used.

     "Designated CMT Telerate Page" means the display on the Dow Jones Telerate Service (or any successor service) on the page specified in the applicable Pricing Supplement (or any other page as may replace such page on that service for the purpose of displaying Treasury Constant Maturities as reported in H.15(519)) for the purpose of displaying Treasury Constant Maturities as reported in H.15(519). If no such page is specified in the applicable Pricing Supplement, the Designated CMT Telerate Page shall be 7052, for the most recent week.

     "Designated CMT Maturity Index" means the original period to maturity of the United States Treasury securities (either 1, 2, 3, 5, 7, 10, 20 or 30 years) specified in the applicable Pricing Supplement with respect to which the CMT Rate will be calculated. If no such maturity is specified in the applicable Pricing Supplement, the Designated CMT Maturity Index shall be two years.

     Commercial Paper Rate. Unless otherwise specified in the applicable Pricing Supplement, "Commercial Paper Rate" means, with respect to any Interest Determination Date relating to a Floating Rate Note for which the interest rate is determined with reference to the Commercial Paper Rate (a "Commercial Paper Rate Interest Determination Date"), the Money Market Yield (as hereinafter defined) on such date of the rate for commercial paper having the Index Maturity specified in the applicable Pricing Supplement as published in H.15(519) under the heading "Commercial Paper -- Nonfinancial." In the event that such rate is not published by 3:00 P.M., New York City time, on the related Calculation Date, then the Commercial Paper Rate on such Commercial Paper Rate Interest Determination Date will be the Money Market Yield of the rate for commercial paper having the Index Maturity specified in the applicable Pricing Supplement as published in Composite Quotations under the heading "Commercial Paper" (with an Index Maturity of one month or three months being deemed to be equivalent to an Index Maturity of 30 days or 90 days, respectively). If such rate is not yet published in either H.15(519) or Composite Quotations by 3:00 P.M., New York City time, on the related Calculation Date, then the Commercial Paper Rate on such Commercial Paper Rate Interest Determination Date will be calculated by the Calculation Agent and will be the Money Market Yield of the arithmetic mean of the offered rates at approximately 11:00 A.M., New York City time, on such Commercial Paper Rate Interest Determination Date of three leading dealers of commercial paper in The City of New York (which may include an Agent or its affiliates) selected by the Calculation Agent for commercial paper having the Index Maturity specified in the applicable Pricing Supplement placed for an industrial issuer whose bond rating is "Aa", or the equivalent, from a nationally recognized statistical rating organization; provided, however, that if the dealers so selected by the Calculation Agent are not quoting as mentioned in this sentence, the Commercial Paper Rate determined as of such Commercial Paper Rate

Interest Determination Date will be the Commercial Paper Rate in effect on such Commercial Paper Rate Interest Determination Date.

     "Money Market Yield" means a yield (expressed as a percentage) calculated in accordance with the following formula:

                         D X 360
Money Market Yield =  --------------  X 100
                      360 - (D X M)

where "D" refers to the applicable per annum rate for commercial paper quoted on a bank discount basis and expressed as a decimal, and "M" refers to the actual number of days in the Interest Period for which interest is being calculated.

     Eleventh District Cost of Funds Rate. Unless otherwise specified in the applicable Pricing Supplement, "Eleventh District Cost of Funds Rate" means, with respect to any Interest Determination Date relating to a Floating Rate Note for which the interest rate is determined with reference to the Eleventh District Cost of Funds Rate (an "Eleventh District Cost of Funds Rate Interest Determination Date"), the rate equal to the monthly weighted average cost of funds for the calendar month immediately preceding the month in which such Eleventh District Cost of Funds Rate Interest Determination Date falls, as set forth under the caption "11th District" on Telerate Page 7058 as of 11:00 A.M., San Francisco time, on such Eleventh District Cost of Funds Rate Interest Determination Date. If such rate does not appear on Telerate Page 7058 on such Eleventh District Cost of Funds Rate Interest Determination Date, then the Eleventh District Cost of Funds Rate on such Eleventh District Cost of Funds Rate Interest Determination Date shall be the monthly weighted average cost of funds paid by member institutions of the Eleventh Federal Home Loan Bank District that was most recently announced (the "Index") by the FHLB of San Francisco as such cost of funds for the calendar month immediately preceding such Eleventh District Cost of Funds Rate Interest Determination Date. If the FHLB of San Francisco fails to announce the Index on or prior to such Eleventh District Cost of Funds Rate Interest Determination Date for the calendar month immediately preceding such Eleventh District Cost of Funds Rate Interest Determination Date, the Eleventh District Cost of Funds Rate determined as of such Eleventh District Cost of Funds Rate Interest Determination Date will be the Eleventh District Cost of Funds Rate in effect on such Eleventh District Cost of Funds Rate Interest Determination Date.

     Federal Funds Rate. Unless otherwise specified in the applicable Pricing Supplement, "Federal Funds Rate" means, with respect to any Interest Determination Date relating to a Floating Rate Note for which the interest rate is determined with reference to the Federal Funds Rate (a "Federal Funds Rate Interest Determination Date"), the rate on such date for United States dollar federal funds as published in H.15(519) under the heading "Federal Funds (Effective)" or, if not published by 3:00 P.M., New York City time, on the related Calculation Date, the rate on such Federal Funds Rate Interest Determination Date as published in Composite Quotations under the heading "Federal Funds/Effective Rate." If such rate is not published in either H.15(519) or Composite Quotations by 3:00 P.M., New York City time, on the related Calculation Date, then the Federal Funds Rate on such Federal Funds Rate Interest Determination Date will be calculated by the Calculation Agent and will be the arithmetic mean of the rates for the last transaction in overnight United States dollar federal funds arranged by three leading brokers of federal funds transactions in The City of New York (which may include an Agent or its affiliates) selected by the Calculation Agent prior to 9:00 A.M., New York City time, on such Federal Funds Rate Interest Determination Date; provided, however, that if the brokers so selected by the Calculation Agent are not quoting as mentioned in this sentence, the Federal Funds Rate determined as of such Federal Funds Rate Interest Determination Date will be the Federal Funds Rate in effect on such Federal Funds Rate Interest Determination Date.

     LIBOR. Unless otherwise specified in the applicable Pricing Supplement, "LIBOR" means the rate determined in accordance with the following provisions:

          (i) With respect to any Interest Determination Date relating to a Floating Rate Note for which the interest rate is determined with reference to LIBOR (a "LIBOR Interest Determination Date"), LIBOR will be either: (a) if "LIBOR Reuters" is specified in the applicable Pricing Supplement, the arithmetic mean of the offered rates (unless the Designated LIBOR Page (as hereinafter defined) by its terms provides only for a single rate, in which case such single rate shall be used) for deposits in the Index Currency having the Index Maturity specified in such Pricing Supplement, commencing on the applicable Interest Reset Date, that appear (or, if only a single rate is required as aforesaid, appears) on the Designated LIBOR Page as of 11:00 A.M., London time, on such LIBOR Interest Determination Date, or (b) if "LIBOR Telerate" is specified in the applicable Pricing Supplement, or if neither "LIBOR Reuters" nor "LIBOR Telerate" is specified in the applicable Pricing Supplement as the method for calculating LIBOR, the rate for deposits in the Index Currency having the Index Maturity specified in such Pricing Supplement, commencing on such Interest Reset Date, that appears on the Designated LIBOR Page as of 11:00 A.M., London time, on such LIBOR Interest Determination Date. If fewer than two such offered rates appear, or if no such rate appears, as applicable, LIBOR on such LIBOR Interest Determination Date will be determined in accordance with the provisions described in clause (ii) below.

          (ii) With respect to a LIBOR Interest Determination Date on which fewer than two offered rates appear, or no rate appears, as the case may be, on the Designated LIBOR Page as specified in clause (i) above, the Calculation Agent will request the principal London offices of each of four major reference banks (which may include affiliates of the Agents) in the London interbank market, as selected by the Calculation Agent, to provide the Calculation Agent with its offered quotation for deposits in the Index Currency for the period of the Index Maturity specified in the applicable Pricing Supplement, commencing on the applicable Interest Reset Date, to prime banks in the London interbank market at approximately 11:00 A.M., London time, on such LIBOR Interest Determination Date and in a principal amount that is representative for a single transaction in such Index Currency in such market at such time. If at least two such quotations are so provided, then LIBOR on such LIBOR Interest Determination Date will be the arithmetic mean of such quotations. If fewer than two such quotations are so provided, then LIBOR on such LIBOR Interest Determination Date will be the arithmetic mean of the rates quoted at approximately 11:00 A.M., in the applicable Principal Financial Center, on such LIBOR Interest Determination Date by three major banks (which may include affiliates of the Agents) in such Principal Financial Center selected by the Calculation Agent for loans in the Index Currency to leading European banks, having the Index Maturity specified in the applicable Pricing Supplement and in a principal amount that is representative for a single transaction in such Index Currency in such market at such time; provided, however, that if the banks so selected by the Calculation Agent are not quoting as mentioned in this sentence, LIBOR determined as of such LIBOR Interest Determination Date will be LIBOR in effect on such LIBOR Interest Determination Date.

     "Index Currency" means the currency or composite currency specified in the applicable Pricing Supplement as to which LIBOR shall be calculated. If no such currency or composite currency is specified in the applicable Pricing Supplement, the Index Currency shall be United States dollars.

     "Designated LIBOR Page" means (a) if "LIBOR Reuters" is specified in the applicable Pricing Supplement, the display on the Reuter Monitor Money Rates Service (or any successor service) on the page specified in such Pricing Supplement (or any other page as may replace such page on such service) for the purpose of displaying the London interbank rates of major banks for the applicable Index Currency, or (b) if "LIBOR Telerate" is specified in the applicable Pricing Supplement or neither "LIBOR Reuters" nor "LIBOR Telerate" is specified in the applicable Pricing Supplement as the method for calculating LIBOR, the display on the Dow Jones Telerate Service (or any successor service) on the page specified in such Pricing Supplement (or any other page as may replace such page on such service) for the purpose of displaying the London interbank rates of major banks for the applicable Index Currency.

     Prime Rate. Unless otherwise specified in the applicable Pricing Supplement, "Prime Rate" means, with respect to any Interest Determination Date relating to a Floating Rate Note for which the interest rate is determined with reference to the Prime Rate (a "Prime Rate Interest Determination Date"), the rate on such date as such rate is published in H.15(519) under the heading "Bank Prime Loan." If such rate is not published prior to 3:00 P.M., New York City time, on the related Calculation Date, then the Prime Rate shall be the arithmetic mean of the rates of interest publicly announced by each bank that appears on the Reuters

Screen USPRIME1 Page (as hereinafter defined) as such bank's prime rate or base lending rate as in effect for such Prime Rate Interest Determination Date. If fewer than four such rates appear on the Reuters Screen USPRIME1 Page for such Prime Rate Interest Determination Date, then the Prime Rate shall be the arithmetic mean of the prime rates or base lending rates quoted on the basis of the actual number of days in the year divided by a 360-day year as of the close of business on such Prime Rate Interest Determination Date by four major money center banks (which may include affiliates of the Agents) in The City of New York selected by the Calculation Agent. If fewer than four such quotations are so provided, then the Prime Rate shall be the arithmetic mean of four prime rates quoted on the basis of the actual number of days in the year divided by a 360-day year as of the close of business on such Prime Rate Interest Determination Date as furnished in The City of New York by the major money center banks, if any, that have provided such quotations and by as many substitute banks or trust companies (which may include affiliates of the Agents) as necessary to obtain four such prime rate quotations, provided such substitute banks or trust companies are organized and doing business under the laws of the United States, or any State thereof, each having total equity capital of at least U.S. $500 million and being subject to supervision or examination by Federal or State authority, selected by the Calculation Agent to provide such rate or rates; provided, however, that if the banks or trust companies so selected by the Calculation Agent are not quoting as mentioned in this sentence, the Prime Rate determined as of such Prime Rate Interest Determination Date will be the Prime Rate in effect on such Prime Rate Interest Determination Date.

     "Reuters Screen USPRIME1 Page" means the display on the Reuter Monitor Money Rates Service (or any successor service) on the "USPRIME1" page (or such other page as may replace the USPRIME1 page on that service for the purpose of displaying prime rates or base lending rates of major United States banks).

     Treasury Rate. Unless otherwise specified in the applicable Pricing Supplement, "Treasury Rate" means, with respect to any Interest Determination Date relating to a Floating Rate Note for which the interest rate is determined by reference to the Treasury Rate (a "Treasury Rate Interest Determination Date"), the rate from the auction held on such Treasury Rate Interest Determination Date (the "Auction") of direct obligations of the United States ("Treasury Bills") having the Index Maturity specified in the applicable Pricing Supplement, as such rate is published in H.15(519) under the heading "Treasury Bills-auction average (investment)" or, if not published by 3:00 P.M., New York City time, on the related Calculation Date, the auction average rate of such Treasury Bills (expressed as a bond equivalent on the basis of a year of 365 or 366 days, as applicable, and applied on a daily basis) as otherwise announced by the United States Department of the Treasury. In the event that the results of the Auction of Treasury Bills having the Index Maturity specified in the applicable Pricing Supplement are not reported as provided by 3:00 P.M., New York City time, on the related Calculation Date, or if no such Auction is held, then the Treasury Rate will be calculated by the Calculation Agent and will be a yield to maturity (expressed as a bond equivalent on the basis of a year of 365 or 366 days, as applicable, and applied on a daily basis) of the arithmetic mean of the secondary market bid rates, as of approximately 3:30 P.M., New York City time, on such Treasury Rate Interest Determination Date, of three leading primary United States government securities dealers (which may include an Agent or its affiliates) selected by the Calculation Agent, for the issue of Treasury Bills with a remaining maturity closest to the Index Maturity specified in the applicable Pricing Supplement; provided, however, that if the dealers so selected by the Calculation Agent are not quoting as mentioned in this sentence, the Treasury Rate determined as of such Treasury Rate Interest Determination Date will be the Treasury Rate in effect on such Treasury Rate Interest Determination Date.

OTHER PROVISIONS; ADDENDA

     Any provisions with respect to the Notes, including the specification and determination of one or more Interest Rate Bases, the calculation of the interest rate applicable to a Floating Rate Note, the Interest Payment Dates, the Maturity Date, any redemption or repayment provisions or any other term relating thereto, may be modified and/or supplemented as specified under "Other/Additional Provisions" on the face thereof or in an Addendum relating thereto, if so specified on the face thereof and in the applicable Pricing Supplement.

AMORTIZING NOTES

     The Operating Partnership may from time to time offer Fixed Rate Notes which pay a level amount in respect of both interest and principal amortized over the life of such Fixed Rate Notes ("Amortizing Notes"). Unless otherwise specified in the applicable Pricing Supplement, interest on each Amortizing Note will be computed on the basis of a 360-day year of twelve 30-day months. Payments with respect to Amortizing Notes will be applied first to interest due and payable thereon and then to the reduction of the unpaid principal amount thereof. Further information concerning additional terms and provisions of Amortizing Notes will be specified in the applicable Pricing Supplement, including a table setting forth repayment information for such Amortizing Notes.

ORIGINAL ISSUE DISCOUNT NOTES

     The Operating Partnership may offer Notes ("Original Issue Discount Notes") from time to time that have an Issue Price (as specified in the applicable Pricing Supplement) that is less than 100% of the principal amount thereof (i.e., par). Original Issue Discount Notes may not bear any interest currently or may bear interest at a rate that is below market rates at the time of issuance. Unless otherwise specified in the applicable Pricing Supplement, the difference between the Issue Price of an Original Issue Discount Note and par is referred to herein as the "Discount" and will be ratably accrued over the term of such Original Issue Discount Note for purposes of determining the amount to be paid in the event of redemption, repayment or acceleration of maturity of such Original Issue Discount Note. In the event of redemption, repayment or acceleration of maturity of an Original Issue Discount Note, the amount payable to the Holder of such Original Issue Discount Note will be equal to the sum of:
(i) the Issue Price (increased by any accruals of Discount) and, in the event of any redemption of such Original Issue Discount Note (if applicable), multiplied by the Initial Redemption Percentage specified in the applicable Pricing Supplement (as adjusted by the Annual Redemption Percentage Reduction, if applicable); and (ii) any accrued and unpaid interest on such Original Issue Discount Note, from the date of issue to the date of redemption, repayment or acceleration of maturity. Certain additional considerations relating to Original Issue Discount Notes may be specified in the applicable Pricing Supplement. The accrual of the applicable discount may differ from the accrual of original issue discount for federal income tax purposes. See "Certain United States Federal Income Tax Considerations."

INDEXED NOTES

     The Operating Partnership may from time to time offer Notes with the amount of principal, premium and/or interest payable in respect thereof to be determined with reference to the price or prices of specified commodities or stocks, to the exchange rate of one or more specified currencies (including a composite currency such as the ECU) relative to an indexed currency or to such other price(s) or exchange rate(s) ("Indexed Notes"), as specified in the applicable Pricing Supplement. In certain cases, Holders of Indexed Notes may receive a principal payment on the Maturity Date that is greater than or less than the principal amount of such Indexed Notes depending upon the relative value on the Maturity Date of the specified indexed item. Information as to the method for determining the amount of principal, premium, if any, and/or interest, if any, payable in respect of Indexed Notes, certain historical information with respect to the specified indexed item and any material tax considerations associated with an investment in Indexed Notes will be specified in the applicable Pricing Supplement. See also "Risk Factors."

BOOK-ENTRY NOTES

     The Operating Partnership has established a depositary arrangement with The Depository Trust Company with respect to the Book-Entry Notes, the terms of which are summarized below. Any additional or differing terms of the depositary arrangement with respect to the Book-Entry Notes will be described in the applicable Pricing Supplement.

     Upon issuance, all Book-Entry Notes up to $344,000,000 aggregate principal amount bearing interest (if any) at the same rate or pursuant to the same formula and having the same date of issue, currency of denomination and payment, Interest Payment Dates (if any), Stated Maturity Date, redemption provisions (if any), repayment provisions (if any) and other terms will be represented by a single Global Security. Each Global Security representing Book-Entry Notes will be deposited with, or on behalf of, the Depositary and will be registered in the name of the Depositary or a nominee of the Depositary. No Global Security may be transferred except as a whole by a nominee of the Depositary to the Depositary or to another nominee of the Depositary, or by the Depositary or such nominee to a successor of the Depositary or a nominee of such successor.

     So long as the Depositary or its nominee is the registered owner of a Global Security, the Depositary or its nominee, as the case may be, will be the sole Holder of the Book-Entry Notes represented thereby for all purposes under the Indenture. Except as otherwise provided in this section, the Beneficial Owners of the Global Security or Securities representing Book-Entry Notes will not be entitled to receive physical delivery of Certificated Notes and will not be considered the Holders thereof for any purpose under the Indenture, and no Global Security representing Book-Entry Notes shall be exchangeable or transferrable. Accordingly, each Beneficial Owner must rely on the procedures of the Depositary and, if such Beneficial Owner is not a Participant, on the procedures of the Participant through which such Beneficial Owner owns its interest in order to exercise any rights of a Holder under such Global Security or the Indenture. The laws of some jurisdictions require that certain purchasers of securities take physical delivery of such securities in certificated form. Such limits and such laws may impair the ability to transfer beneficial interests in a Global Security representing Book-Entry Notes.

     Unless otherwise specified in the applicable Pricing Supplement, each Global Security representing Book-Entry Notes will be exchangeable for Certificated Notes of like tenor and terms and of differing authorized denominations aggregating a like principal amount, only if (i) the Depositary notifies the Operating Partnership that it is unwilling or unable to continue as Depositary for the Global Securities or the Depositary ceases to be a clearing agency registered under the Exchange Act (if so required by applicable law or regulation) and, in each case, a successor Depositary is not appointed by the Operating Partnership within 90 days after the Operating Partnership receives such notice or becomes aware of such unwillingness, inability or ineligibility,
(ii) the Operating Partnership in its sole discretion determines that the Global Securities shall be exchangeable for Certificated Notes or (iii) there shall have occurred and be continuing an Event of Default under the Indenture with respect to the Notes and beneficial owners representing a majority in aggregate principal amount of the Book-Entry Notes represented by Global Securities advise the Depositary to cease acting as depositary. Upon any such exchange, the Certificated Notes shall be registered in the names of the Beneficial Owners of the Global Security or Securities representing Book-Entry Notes, which names shall be provided by the Depositary's relevant Participants (as identified by the Depositary) to the Trustee.

     The following is based on information furnished by the Depositary:

          The Depositary will act as securities depository for the Book-Entry Notes. The Book-Entry Notes will be issued as fully registered securities registered in the name of Cede & Co. (the Depositary's partnership nominee). One fully registered Global Security will be issued for each issue of Book-Entry Notes, each in the aggregate principal amount of such issue, and will be deposited with the Depositary. If, however, the aggregate principal amount of any issue exceeds $200,000,000, one Global Security will be issued with respect to each $200,000,000 of principal amount and an additional Global Security will be issued with respect to any remaining principal amount of such issue.

          The Depositary is a limited-purpose trust company organized under the Banking Law of the State of New York, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. The Depositary was created to hold securities of its participants and to facilitate the clearance and settlement of transactions among its participants in such securities through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. The Depositary's participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations, ("Direct Participants") some of which (and/or their representatives) own the Depositary. Access to the Depositary book-entry system is also available to others, such as banks, brokers, and dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly ("Indirect Participants").

          Purchases of Book-Entry Notes under the Depositary's system must be made by or through Direct Participants, which will receive a credit for such Book-Entry Notes on the Depositary's records. The ownership interest of each actual purchaser of each Book-Entry Note represented by a Global Security ("Beneficial Owner") is in turn to be recorded on the Direct and Indirect Participants' records. Beneficial Owners will not receive written confirmation from the Depositary of their purchase, but Beneficial Owners are expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the Direct or Indirect Participants through which such Beneficial Owner entered into the transaction. Transfers of ownership interests in a Global Security representing Book-Entry Notes are to be accomplished by entries made on the books of Participants acting on behalf of Beneficial Owners. Beneficial Owners of a Global Security representing Book-Entry Notes will not receive Certificated Notes representing their ownership interests therein, except in the event that use of the Book-Entry system for such Book-Entry Notes is discontinued.

          To facilitate subsequent transfers, all Global Securities representing Book-Entry Notes which are deposited with, or on behalf of, the Depositary are registered in the name of the Depositary's nominee, Cede & Co. The deposit of Global Securities with, or on behalf of, the Depositary and their registration in the name of Cede & Co. effect no change in beneficial ownership. The Depositary has no knowledge of the actual Beneficial Owners of the Global Securities representing the Book-Entry Notes; the Depositary's records reflect only the identity of the Direct Participants to whose accounts such Book Entry Notes are credited, which may or may not be the Beneficial Owners. The Participants will remain responsible for keeping account of their holdings on behalf of their customers.

          Conveyance of notices and other communications by the Depositary to Direct Participants, by Direct Participants to Indirect Participants, and by Direct and Indirect Participants to Beneficial Owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

          Neither the Depositary nor Cede & Co. will consent or vote with respect to the Global Securities representing the Book-Entry Notes. Under its usual procedures, the Depositary mails an Omnibus Proxy to the Operating Partnership as soon as possible after the applicable record date. The Omnibus Proxy assigns Cede & Co.'s consenting or voting rights to those Direct Participants to whose accounts the Book-Entry Notes are credited on the applicable record date (identified in a listing attached to the Omnibus Proxy).

          Principal, premium, if any, and/or interest, if any, payments on the Global Securities representing the Book Entry Notes will be made to the Depositary. The Depositary's practice is to credit Direct Participants' accounts on the applicable payment date in accordance with their respective holdings shown on the Depositary's records unless the Depositary has reason to believe that it will not receive payment on such date. Payments by Participants to Beneficial Owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in "street name," and will be the responsibility of such Participant and not of the Depositary, the Trustee or the Operating Partnership, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of principal, premium, if any, and/or interest to the Depositary is the responsibility of the Operating Partnership or the Trustee, disbursement of such payments to Direct Participants shall be the responsibility of the Depositary, and disbursement of such payments to the Beneficial Owners shall be the responsibility of Direct and Indirect Participants.

          If applicable, redemption notices shall be sent to Cede & Co. If less than all of the Book-Entry Notes within an issue are being redeemed, the Depositary's practice is to determine by lot the amount of the interest of each Direct Participant in such issue to be redeemed.

          A Beneficial Owner shall give notice of any option to elect to have its Book-Entry Notes repaid by the Operating Partnership, through its Participant, to the Trustee, and shall effect delivery of such Book

     Entry Notes by causing the Direct Participant to transfer the Participant's interest in the Global Security or Securities representing such Book-Entry Notes, on the Depositary's records, to the Trustee. The requirement for physical delivery of Book-Entry Notes in connection with a demand for repayment will be deemed satisfied when the ownership rights in the Global Security or Securities representing such Book-Entry Notes are transferred by Direct Participants on the Depositary's records.

          The Depositary may discontinue providing its services as securities depository with respect to the Book-Entry Notes at any time by giving reasonable notice to the Operating Partnership or the Trustee. Under such circumstances, in the event that a successor securities depository is not obtained, Certificated Notes are required to be printed and delivered.

          The Operating Partnership may decide to discontinue use of the system of book-entry transfers through the Depositary (or a successor securities depository). In that event, Certificated Notes will be printed and delivered.

     The information in this section concerning the Depositary and the Depositary's system has been obtained from sources that the Operating Partnership believes to be reliable, but the Operating Partnership takes no responsibility for the accuracy thereof. None of the Operating Partnership, any Agents, the Trustee or the registrar for the Notes will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in a Global Security or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

CERTAIN COVENANTS

     Limitations on Incurrence of Debt. The Operating Partnership will not, and will not permit any Subsidiary to, incur any Debt (as defined below), other than intercompany Debt (representing Debt to which the only parties are the Company, the Operating Partnership and any of their Subsidiaries, but only so long as such Debt is held solely by any of the Company, the Operating Partnership and any Subsidiary) if, immediately after giving effect to the incurrence of such additional Debt, the aggregate principal amount of all outstanding Debt of the Operating Partnership and its Subsidiaries on a consolidated basis determined in accordance with generally accepted accounting principles is greater than 60% of the sum of (i) Total Assets (as defined below) as of the end of the fiscal quarter covered in the Operating Partnership's Annual Report on Form 10-K or Quarterly Report on Form 10-Q, as the case may be, most recently filed with the Securities and Exchange Commission (or, if such filing is not permitted under the Exchange Act, with the Trustee) prior to the incurrence of such additional Debt and (ii) the increase in Total Assets from the end of such quarter including, without limitation, any increase in Total Assets resulting from the incurrence of such additional Debt (such increase together with the Operating Partnership's Total Assets is referred to as the "Adjusted Total Assets").

     In addition to the foregoing limitation on the incurrence of Debt, the Operating Partnership will not, and will not permit any Subsidiary to, incur any Secured Debt of the Operating Partnership or any Subsidiary if, immediately after giving effect to the incurrence of such additional Secured Debt, the aggregate principal amount of all outstanding Secured Debt of the Operating Partnership and its Subsidiaries on a consolidated basis is greater than 40% of Adjusted Total Assets. Debt shall be deemed to be "incurred" by the Operating Partnership and its Subsidiaries on a consolidated basis whenever the Operating Partnership and its Subsidiaries on a consolidated basis shall create, assume, guarantee or otherwise become liable in respect thereof.

     In addition to the foregoing limitations on the incurrence of Debt, the Operating Partnership will not, and will not permit any Subsidiary to, incur any Debt, other than intercompany Debt, if the ratio of Consolidated Income Available for Debt Service to the Annual Debt Service Charge (in each case as defined below) for the period consisting of the four consecutive fiscal quarters most recently ended prior to the date on which such additional Debt is to be incurred shall have been less than 1.5 to 1, on a pro forma basis after giving effect to the incurrence of such Debt and to the application of the proceeds therefrom, and calculated on the assumption that (i) such Debt and any other Debt incurred by the Operating Partnership or its Subsidiaries since the first day of such four-quarter period and the application of the proceeds therefrom, including to refinance other Debt, had occurred at the beginning of such period,
(ii) the repayment or retirement of any other Debt by the Operating Partnership or its Subsidiaries since the first day of such four-quarter period had been repaid or retired at the beginning of such period (except that, in making such computation, the amount of Debt under any revolving credit facility shall be computed based upon the average daily balance of such Debt during such period), and (iii) in the case of any increase or decrease in Total Assets, or any other acquisition or disposition by the Operating Partnership or any Subsidiary of any asset or group of assets, since the first day of such four-quarter period, including, without limitation, by merger, stock purchase or sale, or asset purchase or sale, such increase, decrease, or other acquisition or disposition or any related repayment of Debt had occurred as of the first day of such period with the appropriate adjustments to net income and Debt levels with respect to such increase, decrease, or other acquisition or disposition being included in such pro forma calculation. For purposes of the adjustments referred to in clause (iii) of the preceding sentence, any income earned (or loss incurred) as a result of any such increase, decrease or other acquisition or disposition referred to in clause (iii) for a period less than such four-quarter period shall be annualized for such four-quarter period.

     Maintenance of Total Unencumbered Assets. The Operating Partnership is required to maintain Total Unencumbered Assets of not less than 150% of the aggregate outstanding principal amount of the Unsecured Debt of the Operating Partnership.

     A breach of any of the foregoing covenants by the Operating Partnership, and continuance of such breach for a period of 60 days after there has been given, by registered or certified mail, to the Operating Partnership by the Trustee or to the Operating Partnership and the Trustee by the holders of at least 25% in principal amount of the outstanding Notes a written notice as set forth in the Indenture, shall be an event of default under the Indenture.

     As used herein:

     "Annual Debt Service Charge" as of any date means the amount which is expensed in any 12-month period for interest on Debt of the Operating Partnership and its Subsidiaries.

     "Consolidated Income Available for Debt Service" for any period means Consolidated Net Income plus amounts which have been deducted in determining Consolidated Net Income during such period for (i) Consolidated Interest Expense, (ii) provision for taxes of the Operating Partnership and its Subsidiaries based on income, (iii) amortization (other than amortization of debt discount) and depreciation, (iv) provisions for losses from sales or joint ventures, (v) increases in deferred taxes and other non-cash items, (vi) charges resulting from a change in accounting principles, and (vii) charges for early extinguishment of debt, and less amounts which have been added in determining Consolidated Net Income during such period for (a) provisions for gains from sales or joint ventures, and (b) decreases in deferred taxes and other non-cash items.

     "Consolidated Interest Expense" means, for any period, and without duplication, all interest (including the interest component of rentals on capitalized leases, letter of credit fees, commitment fees and other like financial charges) and all amortization of debt discount on all Debt (including, without limitation, payment-in-kind, zero coupon and other like securities) of the Operating Partnership and its Subsidiaries, but excluding legal fees, title insurance charges and other out-of-pocket fees and expenses incurred in connection with the issuance of Debt, all determined in accordance with generally accepted accounting principles.

     "Consolidated Net Income" for any period means the amount of consolidated net income (or loss) of the Operating Partnership and its Subsidiaries for such period determined on a consolidated basis in accordance with generally accepted accounting principles.

     "Debt" of the Operating Partnership or any Subsidiary means any indebtedness of the Operating Partnership and its Subsidiaries, whether or not contingent, in respect of (i) borrowed money evidenced by bonds, notes, debentures or similar instruments, (ii) indebtedness secured by any mortgage, pledge, lien, charge, encumbrance or any security interest existing on property owned by the Operating Partnership and its Subsidiaries, (iii) the reimbursement obligations, contingent or otherwise, in connection with any letters of credit actually issued or amounts representing the balance deferred and unpaid of the purchase price of any property except any such balance that constitutes an accrued expense or trade payable or (iv) any lease of property by the Operating Partnership and its Subsidiaries as lessee which is reflected in the Operating Partnership's consolidated balance sheet as a capitalized lease in accordance with generally accepted accounting principles, in the case of items of indebtedness under (i) through (iii) above to the extent that any such items (other than letters of credit) would appear as a liability on the Operating Partnership's consolidated balance sheet in accordance with generally accepted accounting principles, and also includes, to the extent not otherwise included, any obligation by the Operating Partnership or any Subsidiary to be liable for, or to pay, as obligor, guarantor or otherwise (other than for purposes of collection in the ordinary course of business), Debt of another person (other than the Operating Partnership or any Subsidiary) (it being understood that Debt shall be deemed to be incurred by the Operating Partnership and its Subsidiaries on a consolidated basis whenever the Operating Partnership and its Subsidiaries on a consolidated basis shall create, assume, guarantee or otherwise become liable in respect thereof) provided, however, that the term "Debt" shall not include any such indebtedness that has been the subject of an "in substance" defeasance in accordance with generally accepted accounting principles.

     "Secured Debt" means Debt that is secured by any mortgage, trust deed, deed of trust, deed to secure debt, security agreement, pledge, conditional sale or other title retention agreement, capitalized lease, or other like agreement granting or conveying security title to or a security interest in real property or other tangible assets.

     "Senior Executive Group" shall mean, collectively, those individuals holding the offices of Chairman of the Board, President, Chief Executive Officer, Chief Operating Officer, or any Executive Vice President of the Company.

     "Subsidiary" means (i) any corporation or other entity the majority of the shares of the non-voting capital stock or other equivalent ownership interests of which (except directors' qualifying shares) are at the time directly or indirectly owned by the Operating Partnership or the Company, and the majority of the shares of the voting capital stock or other equivalent ownership interests of which (except directors' qualifying shares) are at the time directly or indirectly owned by the Operating Partnership, the Company, any other Subsidiary, and/or one or more individuals of the Senior Executive Group (or, in the event of death or disability of any of such individuals, his/her respective legal representative(s)), or such individuals' successors in office as an officer of the Company or the Secretary of such Subsidiary, and (ii) any other entity (other than the Company) the accounts of which are consolidated with the accounts of the Operating Partnership.

     "Total Assets" as of any date means the sum of (i) the Undepreciated Real Estate Assets and (ii) all other assets of the Operating Partnership and its Subsidiaries on a consolidated basis determined in accordance with generally accepted accounting principles (but excluding intangibles and accounts receivable).

     "Total Unencumbered Assets" as of any date means the sum of (i) those Undepreciated Real Estate Assets not securing any portion of Secured Debt and
(ii) all other assets of the Operating Partnership and its Subsidiaries not securing any portion of Secured Debt determined in accordance with generally accepted accounting principles (but excluding accounts receivable and intangibles).

     "Undepreciated Real Estate Assets" as of any date means the cost (original cost plus capital improvements) of real estate assets of the Operating Partnership and its Subsidiaries on such date, before depreciation and amortization, determined on a consolidated basis in accordance with generally accepted accounting principles.

     "Unsecured Debt" means Debt of the Operating Partnership or any Subsidiary that is not Secured Debt.

     Reference is made to the section entitled "Description of Debt
Securities -- Certain Covenants" in the accompanying Prospectus for a description of additional covenants applicable to the Notes. Compliance with the covenants described herein and such additional covenants with respect to the Notes generally may not be waived by the Board of Directors of the Company, as general partner of the Operating Partnership, or by the Trustee unless the Holders of at least a majority in principal amount of all outstanding Notes consent to such waiver; provided, however, that the defeasance and covenant defeasance provisions of the Indenture described under "Description of Debt Securities -- Discharge, Defeasance and Covenant Defeasance" in the accompanying Prospectus will apply to the Notes, including with respect to the covenants described in this Prospectus Supplement.

     Neither the Company nor any other partner of the Operating Partnership shall have any obligation or liability for payment of the Notes, and holders of the Notes will have no claims or other recourse against the Company or any other partner of the Operating Partnership, or against any assets of the Company or any other partner of the Operating Partnership, in respect of the Notes; and the holders of the Notes shall not have any right to enforce any obligation of a partner to make a contribution to the Operating Partnership under any provision of the Agreement of Limited Partnership. Neither the Company nor any other partner of the Operating Partnership nor any of their respective assets shall be subject to any lien, levy, execution or any other enforcement procedure relating directly or indirectly to the Notes or any obligations thereunder; provided, however, that in the event of a dissolution of the Operating Partnership, any assets of the Operating Partnership that are received by the Company in such dissolution shall be subject to the claims of the holders of the Notes for the enforcement of payment thereof. The Operating Partnership covenants that the Company shall not acquire any assets other than interests in the Operating Partnership and other than such bank accounts or similar instruments or accounts as necessary to carry out its responsibilities under the Agreement of Limited Partnership of the Operating Partnership without the prior written consent of a majority in principal amount of all of the outstanding Notes. A breach of the foregoing covenant by the Operating Partnership, and continuance of such breach for a period of 60 days after there has been given, by registered or certified mail, to the Operating Partnership by the Trustee or to the Operating Partnership and the Trustee by the holders of at least 25% in principal amount of the outstanding Notes a written notice as set forth in the Indenture, shall be an event of default under the Indenture.

             SPECIAL PROVISIONS RELATING TO FOREIGN CURRENCY NOTES

GENERAL

     Unless otherwise specified in the applicable Pricing Supplement, Foreign Currency Notes will not be sold in, or to residents of, the country issuing the applicable currency. The information set forth in this Prospectus Supplement is directed to prospective purchasers who are United States residents and, with respect to Foreign Currency Notes, is by necessity incomplete. The Operating Partnership and the Agents disclaim any responsibility to advise prospective purchasers who are residents of countries other than the United States with respect to any matters that may affect the purchase, holding or receipt of payments of principal of, and premium, if any, and interest, if any, on, the Foreign Currency Notes. Such persons should consult their own financial and legal advisors with regard to such matters.

GOVERNING LAW; JUDGMENTS

     The Notes will be governed by and construed in accordance with the laws of the State of New York. If an action based on Foreign Currency Notes were commenced in a court of the United States, it is likely that such court would grant judgment relating to such Foreign Currency Notes only in United States dollars. It is not clear, however, whether, in granting such judgment, the rate of conversion into United States dollars would be determined with reference to the date of default, the date of entry of the judgment or some other date. Under current New York law, a state court in the State of New York rendering a judgment on a Foreign Currency Note would be required to render such judgment in the applicable foreign currency or composite currency, and such judgment would be converted into United States dollars at the exchange rate prevailing on the date of entry of the judgment. Accordingly, Holders of Foreign Currency Notes would bear the risk of exchange rate fluctuations between the time the amount of the judgment is calculated and the time such amount is converted from United States dollars into the applicable foreign currency or composite currency. It is not certain, however, whether a non-New York state court would follow the same rules and procedures with respect to conversion of foreign currency judgments.

     The Operating Partnership will indemnify the Holder of any Note against any loss incurred by such Holder as a result of any judgment or order being given or made for any amount due under such Note and such judgment or order requiring payment in a foreign currency or composite currency (the "Judgment Currency") other than such foreign currency or composite currency, and as a result of any variation between (i) the rate of exchange at which the foreign currency or composite currency amount is converted into the Judgment Currency for the purpose of such judgment or order, and (ii) the rate of exchange at which the Holder of such Note, on the date of payment of such judgment or order, is able to purchase the foreign currency or composite currency with the amount of Judgment Currency actually received by such Holder, as the case may be.

PAYMENT OF PRINCIPAL, PREMIUM, IF ANY, AND INTEREST

     Unless otherwise specified in the applicable Pricing Supplement, the Operating Partnership is obligated to make payments of principal of and premium, if any, and interest, if any, on, Foreign Currency Notes in the applicable Specified Currency (or, if such Specified Currency is not at the time of such payment legal tender for the payment of public and private debts, in such other coin or currency of the country which issued such Specified Currency as at the time of such payment is legal tender for the payment of such debts). Any such amounts payable by the Operating Partnership in a foreign currency or composite currency will, unless otherwise specified in the applicable Pricing Supplement, be converted by the Exchange Rate Agent named in the applicable Pricing Supplement into United States dollars for payment to Holders. However, the Holder of a Foreign Currency Note may elect to receive such amounts in the applicable foreign currency or composite currency as hereinafter described.

     Any United States dollar amount to be received by a Holder of a Foreign Currency Note will be based on the highest bid quotation in The City of New York received by the Exchange Rate Agent at approximately 11:00 A.M., New York City time, on the second Business Day preceding the applicable payment date from three recognized foreign exchange dealers (one of whom may be the Exchange Rate Agent) selected by the Exchange Rate Agent and approved by the Operating Partnership for the purchase by the quoting dealer of the applicable foreign currency or composite currency for United States dollars for settlement on such payment date in the aggregate amount of such foreign currency or composite currency payable to all Holders of Foreign Currency Notes scheduled to receive United States dollar payments and at which the applicable dealer commits to execute a contract. All currency exchange costs will be borne by the Holders of such Foreign Currency Notes by deductions from such payments. If three such bid quotations are not available, payments will be made in the applicable foreign currency or composite currency.

     A Holder of a Foreign Currency Note may elect to receive all or a specified portion of any payment of the principal of, and premium, if any, and/or interest, if any, on, such Foreign Currency Note in the applicable foreign currency or composite currency by submitting a written request for such payment to the Trustee at its corporate trust office in The City of New York on or prior to the applicable Record Date or at least fifteen calendar days prior to the Maturity Date, as the case may be. Such written request may be mailed or hand delivered or sent by cable, telex or other form of facsimile transmission. A Holder of a Foreign Currency Note may elect to receive all or a specified portion of all future payments in the applicable foreign currency or composite currency in respect of such principal, premium, if any, and/or interest and need not file a separate election for each payment. Such election will remain in effect until revoked by written notice to the Trustee, but written notice of any such revocation must be received by the Trustee on or prior to the applicable Record Date or at least fifteen calendar days prior to the Maturity Date, as the case may be. Holders of Foreign Currency Notes whose Notes are to be held in the name of a broker or nominee should contact such broker or nominee to determine whether and how an election to receive payments in the applicable foreign currency or composite currency may be made.

     Payments of the principal of, and premium, if any, and/or interest, if any, on, Foreign Currency Notes which are to be made in United States dollars will be made in the manner specified herein with respect to Notes denominated in United States dollars. See "Description of Notes -- General." Payments of interest on Foreign Currency Notes which are to be made in the applicable foreign currency or composite currency on an Interest Payment Date other than the Maturity Date will be made by check mailed to the address of the Holders of such Foreign Currency Notes as they appear in the Security Register, subject to the right to receive such interest payments by wire transfer of immediately available funds under certain circumstances described under "Description of Notes -- General." Payments of principal of, and premium, if any, and/or interest, if any, on, Foreign Currency Notes which are to be made in the applicable foreign currency or composite currency on the Maturity Date will be made by wire transfer of immediately available funds to an account with a bank designated at least fifteen calendar days prior to the Maturity Date by each Holder thereof, provided that such bank has appropriate facilities therefor and that the applicable Foreign Currency Note is presented and surrendered at the principal corporate trust office of the Trustee in time for the Trustee to make such payments in such funds in accordance with its normal procedures.

     Unless otherwise specified in the applicable Pricing Supplement, a Beneficial Owner of a Global Security or Securities representing Book-Entry Notes payable in a currency or composite currency other than United States dollars which elects to receive payments of principal, premium, if any, and/or interest in such foreign currency or composite currency must notify the Participant through which it owns its interest on or prior to the applicable Record Date or at least fifteen calendar days prior to the Maturity Date, as the case may be, of such Beneficial Owner's election. Such Participant must notify the Depositary of such election on or prior to the third Business Day after such Record Date or at least twelve calendar days prior to the Maturity Date, as the case may be, and the Depositary will notify the Trustee of such election on or prior to the fifth Business Day after such Record Date or at least ten calendar days prior to the Maturity Date, as the case may be. If complete instructions are received by the Participant from the Beneficial Owner and forwarded by the Participant to the Depositary, and by the Depositary to the Trustee, on or prior to such dates, then such Beneficial Owner will receive payments in the applicable foreign currency or composite currency.

PAYMENT CURRENCY

     If the applicable foreign currency for a Foreign Currency Note is not available for the required payment of principal, premium, if any, and/or interest, if any, in respect thereof due to the imposition of exchange controls or other circumstances beyond the control of the Operating Partnership, the Operating Partnership will be entitled to satisfy its obligations to the Holder of such Foreign Currency Note by making such payment in United States dollars on the basis of the Market Exchange Rate, as hereinafter defined, on the second Business Day prior to such payment or, if such Market Exchange Rate is not then available, on the basis of the most recently available Market Exchange Rate or as otherwise specified in the applicable Pricing Supplement.

     If payment in respect of a Foreign Currency Note is required to be made in any composite currency (e.g., ECU), and such composite currency is unavailable due to the imposition of exchange controls or other circumstances beyond the control of the Operating Partnership, the Operating Partnership will be entitled to satisfy its obligations to the Holder of such Foreign Currency Note by making such payment in United States dollars. The amount of each payment in United States dollars shall be computed by the Exchange Rate Agent on the basis of the equivalent of the composite currency in United States dollars. The component currencies of the composite currency for this purpose (collectively, the "Component Currencies" and each, a "Component Currency") shall be the currency amounts that were components of the composite currency as of the last day on which the composite currency was used. The equivalent of the composite currency in United States dollars shall be calculated by aggregating the United States dollar equivalents of the Component Currencies. The United States dollar equivalent of each of the Component Currencies shall be determined by the Exchange Rate Agent on the basis of the Market Exchange Rate on the second Business Day prior to the required payment or, if such Market Exchange Rate is not then available, on the basis of the most recently available Market Exchange Rate for each such Component Currency, or as otherwise specified in the applicable Pricing Supplement.

     If the official unit of any Component Currency is altered by way of combination or subdivision, the number of units of the currency as a Component Currency shall be divided or multiplied in the same proportion. If two or more Component Currencies are consolidated into a single currency, the amounts of those currencies as Component Currencies shall be replaced by an amount in such single currency equal to the sum of the amounts of the consolidated Component Currencies expressed in such single currency. If any Component Currency is divided into two or more currencies, the amount of the original Component Currency shall be replaced by the amounts of such two or more currencies, the sum of which shall be equal to the amount of the original Component Currency.

     The "Market Exchange Rate" for a currency or composite currency other than United States dollars means the noon dollar buying rate in The City of New York for cable transfers for such currency or composite currency as certified for customs purposes by (or if not so certified, as otherwise determined by) the Federal Reserve Bank of New York. Any payment made in United States dollars under such circumstances where the required payment is in a currency or composite currency other than United States dollars will not constitute an Event of Default under the Indenture with respect to the Notes.

     All determinations referred to above made by the Exchange Rate Agent shall be at its sole discretion and shall, in the absence of manifest error, be conclusive for all purposes and binding on the Holders of the Foreign Currency Notes.

            CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

     The following summary of certain United States Federal income tax consequences of the purchase, ownership and disposition of the Notes is based upon laws, regulations, rulings and decisions now in effect, all of which are subject to change (possibly retroactively) by legislation, administrative action or judicial decision. It deals only with Notes held as capital assets and does not purport to deal with persons in special tax situations, such as financial institutions, insurance companies, tax-exempt organizations, individual retirement and other tax deferred accounts, regulated investment companies, dealers in securities or currencies, persons holding Notes as a hedge against currency risks or as a position in a "straddle" for tax purposes, or persons whose functional currency is not the United States dollar. This summary also does not deal with holders other than original purchasers (except where otherwise specifically noted). BECAUSE THE EXACT PRICING AND OTHER TERMS OF THE NOTES WILL VARY, NO ASSURANCE CAN BE GIVEN THAT THE CONSIDERATIONS DESCRIBED BELOW WILL APPLY TO A PARTICULAR ISSUANCE OF NOTES. CERTAIN MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES RELATING TO THE OWNERSHIP OF PARTICULAR NOTES (WHERE APPLICABLE) WILL BE SUMMARIZED IN THE PRICING SUPPLEMENT RELATING TO SUCH NOTES. PERSONS CONSIDERING THE PURCHASE OF NOTES SHOULD CONSULT THEIR OWN TAX ADVISORS CONCERNING THE APPLICATION OF THE FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF THE NOTES ARISING UNDER THE LAWS OF ANY STATE, LOCAL OR FOREIGN TAXING JURISDICTION.

     As used herein, the term "U.S. Holder" means a beneficial owner of a Note that is for Federal income tax purposes (i) a citizen or resident of the United States, (ii) a corporation, partnership or other entity created or organized in or under the laws of the United States or of any political subdivision thereof,
(iii) an estate the income of which is subject to Federal income taxation regardless of its source, (iv) a trust if (A) a court within the United States is able to exercise primary supervision over the administration of the trust and
(B) one or more United States persons have the authority to control all substantial decisions of the trust, or (v) any other person whose income or gain in respect of a Note is effectively connected with the conduct of a United States trade or business. As used herein, the term "non-U.S. Holder" means a beneficial owner of a Note that is not a U.S. Holder.

U.S. HOLDERS

     Payments of Interest. Payments of interest on a Note, other than interest on a "Discount Note" that is not "qualified stated interest" (each such term being defined below under "Original Issue Discount"), generally will be taxable to a U.S. Holder as ordinary interest income at the time such payments are accrued or are received (in accordance with the U.S. Holder's regular method of tax accounting).

     Original Issue Discount. The following summary is a general discussion of the Federal income tax consequences to U.S. Holders of the purchase, ownership and disposition of Notes issued with original issue discount ("Discount Notes"). The following summary is based upon final Treasury regulations (the "OID Regulations") released by the Internal Revenue Service ("IRS") on January 27, 1994, as amended on June 11, 1996, under the original issue discount provisions of the Internal Revenue Code of 1986, as amended (the "Code").

     For Federal income tax purposes, original issue discount is the excess of the stated redemption price at maturity of a Note over its issue price, if such excess equals or exceeds a de minimis amount. Generally, the de minimis amount equals 1/4 of 1% of the Note's stated redemption price at maturity multiplied by the number of complete years to its maturity from its issue date or, in the case of an installment obligation (as defined in the OID Regulations), multiplied by the weighted average maturity of such obligation. The issue price of each Note in an issue of Notes equals the first price at which a substantial amount of such Notes has been sold to the public (ignoring sales to bond houses, brokers, or similar persons or organizations acting in the capacity of underwriters, placement agents, or wholesalers). The stated redemption price at maturity of a Note is the sum of all payments provided by the Note other than "qualified stated interest" payments. The term "qualified stated interest" generally means stated interest that is unconditionally payable in cash or property (other than debt instruments of the issuer) at least annually at a single fixed rate or, in certain cases, at one or more floating rates that appropriately take into account the length of the interval between stated interest payments. In addition, if a Note bears interest for one or more accrual periods at a rate below the rate applicable for the remaining term of such Note (e.g., Notes with teaser rates or interest holidays), and if the greater of either the resulting foregone interest on such Note or any "true" discount on such Note (i.e., the excess of the Note's stated principal amount over its issue price) is less than a specified de minimis amount, then the stated interest on the Note will be treated as qualified stated interest.

     Payments of qualified stated interest on a Note are taxable to a U.S. Holder as ordinary interest income at the time such payments are accrued or are received (in accordance with the U.S. Holder's regular method of tax accounting). A U.S. Holder of a Discount Note having a maturity of more than one year from its date of issue must include original issue discount in income as ordinary interest for United States Federal income tax purposes as it accrues under a constant yield method in advance of receipt of the cash payments attributable to such income, regardless of such U.S. Holder's regular method of tax accounting. In general, the amount of original issue discount included in income by the initial U.S. Holder of a Discount Note is the sum of the daily portions of original issue discount with respect to such Discount Note for each day during the taxable year (or portion of the taxable year) on which such U.S. Holder held such Discount Note. The "daily portion" of original issue discount on any Discount Note is determined by allocating to each day in any accrual period a ratable portion of the original issue discount allocable to that accrual period. An "accrual period" may be selected by each holder, may be of any length and may vary in length over the term of the Discount Note, provided that each accrual period is no longer than one year and each scheduled payment of principal or interest occurs either on the final day of an accrual period or on the first day of an accrual period. The OID Regulations contain certain rules that generally allow any reasonable method to be used in determining the amount of original issue discount allocable to a short initial accrual period (if all other accrual periods are of equal length) and require that the amount of original issue discount allocable to the final accrual period equal the excess of the amount payable at the maturity of the Discount Note (other than any payment of qualified stated interest) over the Discount Note's adjusted issue price as of the beginning of such final accrual period.

     The amount of original issue discount allocable to each accrual period is generally equal to the difference between (i) the product of the Discount Note's adjusted issue price at the beginning of such accrual period and its yield to maturity (determined on the basis of compounding at the close of each accrual period and appropriately adjusted to take into account the length of the particular accrual period) and (ii) the amount of any qualified stated interest payments allocable to such accrual period. The "adjusted issue price" of a Discount Note at the beginning of any accrual period is the issue price of the Discount Note, plus the amount of original issue discount allocable to all prior accrual periods, plus the amount of any qualified stated interest on the Discount Note that has accrued prior to the beginning of the accrual period but is not payable until a later date, and minus the amount of any prior payments on the Discount Note that were not qualified stated interest payments. Under these rules, U.S. Holders generally will have to include in income increasingly greater amounts of original issue discount in successive accrual periods than the amounts that would be includible on a straight-line basis.

     If (i) a portion of the initial purchase price of a Note is attributable to interest that accrued prior to the Note's issue date, (ii) the first stated interest payment on the Note is to be made within one year of the Note's issue date and (iii) such payment will equal or exceed the amount of pre-issuance accrued interest, then the U.S. Holder may elect to decrease the issue price of the Note by the amount of pre-issuance accrued interest, in which case a portion of the first stated interest payment will be treated as a return of the excluded preissuance accrued interest and not as an amount payable on the Note.

     A U.S. Holder who purchases a Discount Note for an amount that is (i) greater than its adjusted issue price as of the purchase date, and (ii) less than or equal to the sum of all amounts payable on the Discount Note after the purchase date, other than payments of qualified stated interest, will be considered to have purchased the Discount Note at an "acquisition premium." Under the acquisition premium rules, the amount of original issue discount which such U.S. Holder must include in its gross income with respect to such Discount Note for any taxable year (or portion thereof in which the U.S. Holder holds the Discount Note) will be reduced (but not below zero) by the portion of the acquisition premium properly allocable to the period.

     Under the OID Regulations, Floating Rate Notes and Indexed Notes ("Variable Notes") are subject to special rules whereby a Variable Note will qualify as a "variable rate debt instrument" if (a) its issue price does not exceed the total noncontingent principal payments due under the Variable Note by more than a specified de minimis amount, and (b) it does not provide for stated interest other than stated interest, paid or compounded at least annually, at current values of (i) one or more qualified floating rates, (ii) a single fixed rate and one or more qualified floating rates, (iii) a single objective rate, or (iv) a single fixed rate and a single objective rate that is a qualified inverse floating rate.

     A "qualified floating rate" is any variable rate where variations in the value of such rate can reasonably be expected to measure contemporaneous variations in the cost of newly borrowed funds in the currency in which the Variable Note is denominated. Although a multiple of a qualified floating rate will generally not itself constitute a qualified floating rate, a variable rate equal to the product of a qualified floating rate and a fixed multiple that is greater than 0.65 but not more than 1.35 will constitute a qualified floating rate. A variable rate equal to the product of a qualified floating rate and a fixed multiple that is greater than 0.65 but not more than 1.35, increased or decreased by a fixed rate, will also constitute a qualified floating rate. In addition, two or more qualified floating rates that can reasonably be expected to have approximately the same values throughout the term of the Variable Note (e.g., two or more qualified floating rates with values within 25 basis points of each other as determined on the Variable Note's issue date) will be treated as a single qualified floating rate. Notwithstanding the foregoing, a variable rate that would otherwise constitute a qualified floating rate but which is subject to one or more restrictions such as a maximum numerical limitation (i.e., a cap) or a minimum numerical limitation (i.e., a floor) may, under certain circumstances, fail to be treated as a qualified floating rate unless such cap or floor is fixed throughout the term of the Note or is not reasonably expected to significantly affect the yield on the Variable Note.

     An "objective rate" is a rate that is not itself a qualified floating rate but which is determined using a single fixed formula and which is based upon (i) one or more qualified floating rates, (ii) one or more rates where each rate would be a qualified floating rate for a debt instrument denominated in a currency other than the currency in which the Variable Note is denominated,
(iii) either the yield or changes in the price of one or more items of actively traded personal property (other than stock or debt of the issuer or a related party) or (iv) a combination of objective rates. The OID Regulations also provide that other variable interest rates may be treated as objective rates if so designated by the IRS in the future. Despite the foregoing, a variable rate of interest on a Variable Note will not constitute an objective rate if it is reasonably expected that the average value of such rate during the first half of the Variable Note's term will be either significantly less than or significantly greater than the average value of the rate during the final half of the Variable Note's term.

     A "qualified inverse floating rate" is any objective rate where such rate is equal to a fixed rate minus a qualified floating rate, as long as variations in the rate can reasonably be expected to inversely reflect contemporaneous variations in the cost of newly borrowed funds. The OID Regulations also provide that, if a Variable Note provides for stated interest at a fixed rate for an initial period of less than one year followed by a variable rate that is either a qualified floating rate or an objective rate, and if the variable rate on the Variable Note's issue date is intended to approximate the fixed rate (e.g., the value of the variable rate on the issue date does not differ from the value of the fixed rate by more than 25 basis points), then the fixed rate and the variable rate together will constitute either a single qualified floating rate or objective rate, as the case may be.

     If a Variable Note that provides for stated interest at either a single qualified floating rate or a single objective rate throughout the term thereof qualifies as a "variable rate debt instrument", and if interest on such Note is unconditionally payable in cash or property (other than debt instruments of the issuer) at least annually, then all stated interest on such Note will constitute qualified stated interest and will be taxed accordingly. Thus, a Variable Note that provides for stated interest at either a single qualified floating rate or a single objective rate throughout the term thereof and that qualifies as a "variable rate debt instrument" under the OID Regulations will generally not be treated as having been issued with original issue discount unless the Variable Note is issued at a "true" discount (i.e., at a price below the Variable Note's stated principal amount) in excess of a specified de minimis amount. Original issue discount on such a Variable Note arising from "true" discount is allocated to an accrual period using the constant yield method described above by assuming that the variable rate is a fixed rate equal to (i) in the case of a qualified floating rate or qualified inverse floating rate, the value as of the issue date of the qualified floating rate or qualified inverse floating rate, or (ii) in the case of an objective rate (other than a qualified inverse floating rate), a fixed rate that reflects the yield that is reasonably expected for the Variable Note. The qualified stated interest allocable to an accrual period is increased (or decreased) if the interest actually paid during an accrual period exceeds (or is less than) the interest assumed to be paid during the accrual period under the foregoing rules.

     In general, any other Variable Note that qualifies as a "variable rate debt instrument" will be converted into an "equivalent" fixed rate debt instrument for purposes of determining the amount and accrual of original issue discount and qualified stated interest on the Variable Note. The OID Regulations generally require that such a Variable Note be converted into an "equivalent" fixed rate debt instrument by substituting any qualified floating rate or qualified inverse floating rate provided for under the terms of the Variable Note with a fixed rate equal to the value of the qualified floating rate or qualified inverse floating rate, as the case may be, as of the Variable Note's issue date. Any objective rate (other than a qualified inverse floating rate) provided for under the terms of the Variable Note is converted into a fixed rate that reflects the yield that is reasonably expected for the Variable Note. In the case of a Variable Note that qualifies as a "variable rate debt instrument" and provides for stated interest at a fixed rate in addition to either one or more qualified floating rates or a qualified inverse floating rate, the fixed rate is initially converted into a qualified floating rate (or a qualified inverse floating rate, if the Variable Note provides for a qualified inverse floating rate). The qualified floating rate or qualified inverse floating rate that replaces the fixed rate must be such that the fair market value of the Variable Note as of its issue date is approximately the same as the fair market value of an otherwise identical debt instrument that provides for either the qualified floating rate or qualified inverse floating rate rather than the fixed rate. The Variable Note is then converted into an equivalent fixed rate debt instrument in the manner described above.

     Once the Variable Note is converted into an equivalent fixed rate debt instrument pursuant to the foregoing rules, the amount of original issue discount and qualified stated interest, if any, are determined for the equivalent fixed rate debt instrument by applying the general original issue discount rules to the equivalent fixed rate debt instrument, and a U.S. Holder of the Variable Note will account for such original issue discount and qualified stated interest as if the U.S. Holder held the equivalent fixed rate debt instrument. Each accrual period, appropriate adjustments will be made to the amount of qualified stated interest or original issue discount assumed to have been accrued or paid with respect to the equivalent fixed rate debt instrument in the event that such amounts differ from the actual amount of interest accrued or paid on the Variable Note during the accrual period.

     If a Variable Note does not qualify as a "variable rate debt instrument", then the Variable Note would be treated as a contingent payment debt obligation. On June 11, 1996, the Treasury Department issued final regulations (the "CPDI Regulations") concerning the proper United States Federal income tax treatment of contingent payment debt instruments. The CPDI Regulations generally require a U.S. Holder of such an instrument to include future contingent and noncontingent interest payments in income as such interest accrues based upon a projected payment schedule. Moreover, in general, under the CPDI Regulations, any gain recognized by a U.S. Holder on the sale, exchange, or retirement of a contingent payment debt instrument will be treated as ordinary income and all or a portion of any loss realized could be treated as ordinary loss as opposed to capital loss (depending upon the circumstances). The proper United States Federal income tax treatment of Variable Notes that are treated as contingent payment debt obligations will be more fully described in the applicable Pricing Supplement.

     Certain of the Notes (i) may be redeemable at the option of the Operating Partnership prior to their stated maturity (a "call option") and/or (ii) may be repayable at the option of the holder prior to their stated maturity (a "put option"). For purposes of accruing original issue discount, a call option exercisable by the Operating Partnership or a put option exercisable by a holder will be presumed to be exercised if, by utilizing any date on which the Note may be redeemed or repaid as its maturity date and the amount payable on that date in accordance with the terms of the Note (the "redemption price") as its stated redemption price at maturity, the yield on the Note is (i) in the case of a call option exercisable by the Operating Partnership, lower than its yield to maturity, or, (ii) in the case of a put option exercisable by a holder, is greater than its yield to maturity. If such an option is not in fact exercised when presumed to be, solely for purposes of accruing original issue discount, the Note will be treated as if it were redeemed, and a new Note issued, on the presumed exercise date for an amount equal to its adjusted issue price on that date. Investors intending to purchase Notes with such features should consult their own tax advisors, since the original issue discount consequences will depend, in part, on the particular terms and features of the purchased Notes.

     U.S. Holders may elect to include in income all interest (including stated interest, acquisition discount, original issue discount, de minimis original issue discount, market discount, de minimis market discount, and unstated interest, as adjusted by any amortizable bond premium or acquisition premium) that accrues on a debt instrument by using the constant yield method applicable to original issue discount, subject to certain limitations and exceptions. This election applies only to the Note for which it is made and cannot be revoked without the consent of the IRS. A U.S. Holder considering this election should consult its own tax advisor.

     Reporting of OID to Holders and to the IRS. Since the Notes will constitute "publicly offered debt instruments" as defined by the OID Regulations, the Operating Partnership is required to report to the IRS on Form 8281, within 30 days after the issue date, certain information relating to OID with respect to each such issue. The Operating Partnership will report annually to the IRS and to each Holder of record the amount of OID includable in the gross income of a Holder of Notes for each calendar year (determined without regard to any acquisition premium paid by any Holder), except certain exempt Holders, including corporations.

     Short-Term Notes. Notes that have a fixed maturity of one year or less ("Short-Term Notes") will be treated as having been issued with original issue discount because none of the interest will be treated as qualified stated interest. In general, an individual or other cash method U.S. Holder is not required to accrue such original issue discount unless such person elects to do so. If such an election is not made, any gain recognized by the U.S. Holder on the sale, exchange or maturity of the Short-Term Note will be ordinary income to the extent of the original issue discount accrued on a straight-line basis, or upon election under the constant yield method (based on daily compounding), through the date of sale or maturity, and a portion of the deductions otherwise allowable to the U.S. Holder for interest on borrowings allocable to the Short-Term Note will be deferred until a corresponding amount of income is realized. U.S. Holders who report income for Federal income tax purposes under the accrual method, and certain other holders including banks and dealers in securities, are required to accrue original issue discount on a Short-Term Note on a straight-line basis unless an election is made to accrue the original issue discount under a constant yield method (based on daily compounding). Purchasers of Short-Term Notes are urged to consult their tax advisors before making any election with respect to such Notes.

     Market Discount. If a U.S. Holder purchases a Note at original issue, other than a Discount Note, for an amount that is less than its issue price (or, in the case of a subsequent purchaser, its stated redemption price at maturity) or, in the case of a Discount Note, for an amount that is less than its adjusted issue price as of the purchase date, such U.S. Holder will be treated as having purchased such Note at a "market discount," unless such market discount is less than a specified de minimis amount.

     Under the market discount rules, a U.S. Holder will be required to treat any partial principal payment (or, in the case of a Discount Note, any payment that does not constitute qualified stated interest) on a Note or any gain realized on the sale, exchange, retirement or other disposition of a Note, as ordinary income to the extent of the lesser of (i) the amount of such payment or realized gain or (ii) the market discount which has not previously been included in income and is treated as having accrued on such Note at the time of such payment or disposition. Market discount will be considered to accrue ratably during the period from the date of acquisition to the maturity date of the Note, unless the U.S. Holder elects to accrue market discount on a constant yield basis. Once made, such an election is irrevocable.

     A U.S. Holder may be required to defer the deduction of all or a portion of the interest paid or accrued on any indebtedness incurred or maintained to purchase or carry a Note with market discount until the maturity of the Note or certain earlier dispositions, because a current deduction is only allowed to the extent the interest expense exceeds the portion of market discount allocable to the days during the taxable year in which the bond was held by the taxpayer. A U.S. Holder may elect to include market discount in income currently as it accrues (on either a ratable or constant yield basis), in which case the rules described above regarding the treatment as ordinary income of gain upon the disposition of the Note and upon the receipt of certain cash payments and regarding the deferral of interest deductions will not apply. Generally, such currently included market discount is treated as ordinary interest for United States Federal income tax purposes. Such an election will apply to all debt instruments with market discount acquired by the U.S. Holder on or after the first day of the taxable year to which such election applies and may be revoked only with the consent of the IRS.

     Premium. If a U.S. Holder purchases a Note for an amount that is greater than the sum of all amounts payable on the Note after the purchase date, other than payments of qualified stated interest, such U.S. Holder will be considered to have purchased the Note with "amortizable bond premium" equal in amount to such excess. A U.S. Holder may elect to amortize such premium using a constant yield method over the remaining term of the Note and may offset interest (including original issue discount) otherwise required to be included in respect of the Note during any taxable year by the amortized amount of such excess for the taxable year. However, if the Note may be optionally redeemed after the U.S. Holder acquires it at a price in excess of its stated redemption price at maturity, special rules would apply which could result in a deferral of the amortization of some bond premium until later in the term of the Note. Any election to amortize bond premium applies to all taxable debt obligations then owned and thereafter acquired by the U.S. Holder on or after the first day of the taxable year to which such election applies, and may be revoked only with the consent of the IRS.

     Proposed Treasury regulations issued on June 27, 1996 would clarify the treatment of bond premium. The proposed regulations describe the constant yield method under which such premium is amortized and provide that the resulting offset to interest income can be taken into account only as a U.S. Holder takes the corresponding interest income into account under such U.S. Holder's regular accounting method. In the case of instruments that may be redeemed prior to maturity, the proposed regulations provide that the premium is calculated by assuming that the issuer or holder will exercise or not exercise its redemption rights in the manner that maximizes the U.S. Holder's yield. The regulations are proposed to be effective for debt instruments acquired on or after the date 60 days after the date final regulations are published in the Federal Register. However, if a U.S. Holder elects to amortize bond premium for the taxable year containing such effective date, the regulations would apply to all the U.S. Holder's debt instruments held on or after the first day of that taxable year. It cannot be predicted at this time whether these regulations will become effective or what, if any, modifications may be made to them prior to their becoming effective.

     Disposition of a Note. Except as discussed above, upon the sale, exchange or retirement of a Note, a U.S. Holder generally will recognize taxable gain or loss equal to the difference between the amount realized on the sale, exchange or retirement (other than amounts representing accrued and unpaid interest) and such U.S. Holder's adjusted tax basis in the Note. A U.S. Holder's adjusted tax basis in a Note generally will equal such U.S. Holder's initial investment in the Note increased by any original issue discount (or acquisition discount in the case of a Short-Term Note) included in income (and accrued market discount, if any, if the U.S. Holder has included such market discount in income) and decreased by the amount of any payments, other than qualified stated interest payments, received and amortizable bond premium taken with respect to such Note. Such gain or loss generally will be a capital gain or loss if the Note has been held as a capital asset. In general, under the Taxpayer Relief Act of 1997, the maximum tax rate on an individual U.S. Holder's net capital gain is reduced from 28% to 20%. However, the tax rates applicable to ordinary income continue to apply to the sale or exchange of capital assets held for one year or less, and the applicable tax rate under prior law (generally 28%) continues to apply to capital assets held for more than one year but not more than 18 months.

     Integration of Notes with Hedges. The OID Regulations generally provide that, if a Holder of a Note hedges the Note with a financial instrument and the combined cash flows under the Note and the financial instrument are substantially equivalent to the cash flows on a fixed or variable rate debt instrument, the Note and the financial instrument may be taxed as an integrated transaction by treating the positions as a synthetic debt instrument. Such treatment applies if the taxpayer identifies the positions as part of an integrated transaction on its books and records and certain other requirements are satisfied. In addition, the IRS can require the positions to be taxed as an integrated transaction under certain circumstances. U.S. Holders should consult their tax advisors regarding the possible application of these rules to the Notes.

NOTES DENOMINATED, OR IN RESPECT OF WHICH INTEREST IS PAYABLE, IN A FOREIGN CURRENCY

     The following discussion applies to U.S. Holders of Notes that are denominated in a Foreign Currency ("Foreign Currency Notes"). As used herein, "Foreign Currency" means a currency or currency unit other than U.S. dollars.

     Payments of Interest in a Foreign Currency -- Cash Method. A U.S. Holder who uses the cash method of accounting for United States Federal income tax purposes and who receives a payment of interest on a Foreign Currency Note (other than original issue discount or market discount) will be required to include in income the U.S. dollar value of the Foreign Currency payment (determined on the date such payment is received) regardless of whether the payment is in fact converted to U.S. dollars at that time, and such U.S. dollar value will be the U.S. Holder's tax basis in such Foreign Currency. No exchange gain or loss is recognized with respect to the receipt of such payment.

     Payments of Interest in a Foreign Currency -- Accrual Method. A U.S. Holder who uses the accrual method of accounting for United States Federal income tax purposes, or who otherwise is required to accrue interest prior to receipt, will be required to include in income the U.S. dollar value of the amount of interest income (including original issue discount or market discount and reduced by amortizable bond premium to the extent applicable) that has accrued and is otherwise required to be taken into account with respect to a Foreign Currency Note during an accrual period. The U.S. dollar value of such accrued income will be determined by translating such income at the average rate of exchange for the accrual period or, with respect to an accrual period that spans two taxable years, at the average rate for the partial period within the taxable year. A U.S. Holder may elect, however, to translate such accrued interest income using the rate of exchange on the last day of the accrual period or, with respect to an accrual period that spans two taxable years, using the rate of exchange on the last day of the taxable year. If the last day of an accrual period is within five business days of the date of receipt of the accrued interest, a U.S. Holder may translate such interest using the rate of exchange on the date of receipt. The above election will apply to other debt obligations held by the U.S. Holder and may not be changed without the consent of the IRS. A U.S. Holder should consult a tax advisor before making the above election. A U.S. Holder will recognize exchange gain or loss (which will be treated as ordinary income or loss) with respect to accrued interest income on the date such income is received. The amount of ordinary income or loss recognized will equal the difference, if any, between the U.S. dollar value of the Foreign Currency payment received (determined on the date such payment is received) in respect of such accrual period and the U.S. dollar value of interest income that has accrued during such accrual period (as determined above).

     Purchase, Sale and Retirement of Notes. A U.S. Holder who purchases a Foreign Currency Note with previously owned Foreign Currency will recognize ordinary income or loss in an amount equal to the difference, if any, between such U.S. Holder's tax basis in the Foreign Currency and the U.S. dollar fair market value of the Foreign Currency used to purchase the Foreign Currency Note, determined on the date of purchase.

     Except as discussed below with respect to Short-Term Notes, upon the sale, exchange or retirement of a Foreign Currency Note, a U.S. Holder will recognize taxable gain or loss equal to the difference between the amount realized on the sale, exchange or retirement and such U.S. Holder's adjusted tax basis in the Foreign

Currency Note. Such gain or loss generally will be capital gain or loss (except to the extent of any accrued market discount not previously included in the U.S. Holder's income). In the case of an individual investor, the tax rate applicable to capital gains may be lower than the tax rate applicable to ordinary income, depending (among other things) on the individual's holding period for the Notes disposed of. See "-- U.S. Holders -- Disposition of a Note." To the extent the amount realized represents accrued but unpaid interest, however, such amounts must be taken into account as interest income, with exchange gain or loss computed as described in "Payments of Interest in a Foreign Currency" above. If a U.S. Holder receives Foreign Currency on such a sale, exchange or retirement the amount realized will be based on the U.S. dollar value of the Foreign Currency on the date the payment is received or the Foreign Currency Note is disposed of (or deemed disposed of in the case of a taxable deemed exchange of the Note for a new Note). In the case of a Foreign Currency Note that is denominated in Foreign Currency and is traded on an established securities market, a cash basis U.S. Holder (or, upon election, an accrual basis U.S. Holder) will determine the U.S. dollar value of the amount realized by translating the Foreign Currency payment at the spot rate of exchange on the settlement date of the sale. A U.S. Holder's adjusted tax basis in a Foreign Currency Note will equal the cost of the Note to such holder, increased by the amounts of any market discount or original issue discount previously included in income by the holder with respect to such Note and reduced by any amortized acquisition or other premium and any payments received by the holder other than payments of qualified stated interest. A U.S. Holder's tax basis in a Foreign Currency Note, and the amount of any subsequent adjustments to such holder's tax basis, will be the U.S. dollar value of the Foreign Currency amount paid for such Note, or of the Foreign Currency amount of the adjustment, determined on the date of such purchase or adjustment.

     Gain or loss realized upon the sale, exchange or retirement of a Foreign Currency Note that is attributable to fluctuations in currency exchange rates will be ordinary income or loss which will not be treated as interest income or expense. Gain or loss attributable to fluctuations in exchange rates will equal the difference between the U.S. dollar value of the Foreign Currency principal amount of the Note, determined on the date such payment is received or the Note is disposed of, and the U.S. dollar value of the Foreign Currency principal amount of the Note, determined on the date the U.S. Holder acquired the Note. Such Foreign Currency gain or loss will be recognized only to the extent of the total gain or loss realized by the U.S. Holder on the sale, exchange or retirement of the Note.

     Original Issue Discount. In the case of a Discount Note or Short-Term Note, (i) original issue discount is determined in units of the Foreign Currency, (ii) accrued original issue discount is translated into U.S. dollars as described in "Payments of Interest in a Foreign Currency -- Accrual Method" above and (iii) the amount of Foreign Currency gain or loss on the accrued original issue discount is determined by comparing the amount of income received attributable to the discount (either upon payment, maturity or an earlier disposition), as translated into U.S. dollars at the rate of exchange on the date of such receipt, with the amount of original issue discount accrued, as translated above.

     Premium and Market Discount. In the case of a Foreign Currency Note with market discount, (i) market discount is determined in units of the Foreign Currency, (ii) accrued market discount taken into account upon the receipt of any partial principal payment or upon the sale, exchange, retirement or other disposition of the Note (other than accrued market discount required to be taken into account currently) is translated into U.S. dollars at the exchange rate on such disposition date (and no part of such accrued market discount is treated as exchange gain or loss) and (iii) accrued market discount currently includible in income by a U.S. Holder for any accrual period is translated into U.S. dollars on the basis of the average exchange rate in effect during such accrual period, and the exchange gain or loss is determined upon the receipt of any partial principal payment or upon the sale, exchange, retirement or other disposition of the Note in the manner described in "Payments of Interest in a Foreign
Currency -- Accrual Method" above with respect to computation of exchange gain or loss on accrued interest.

     With respect to a Foreign Currency Note issued with amortizable bond premium, such premium is determined in the relevant Foreign Currency and reduces interest income in units of the Foreign Currency. Although not entirely clear, a U.S. Holder should recognize exchange gain or loss equal to the difference between the U.S. dollar value of the bond premium amortized with respect to a period, determined on the date the interest attributable to such period is received, and the U.S. dollar value of the bond premium determined on the date of the acquisition of the Note. A U.S. Holder that elects not to amortize bond premium must treat the bond premium as a capital loss when the Foreign Currency Note matures.

     Exchange of Foreign Currencies. A U.S. Holder will have a tax basis in any Foreign Currency received as interest or on the sale, exchange or retirement of a Note equal to the U.S. dollar value of such Foreign Currency, determined at the time the interest is received or at the time of the sale, exchange or retirement. Any gain or loss realized by a U.S. Holder on a sale or other disposition of Foreign Currency (including its exchange for U.S. dollars or its use to purchase Notes) will be ordinary income or loss.

NON-U.S. HOLDERS

     Subject to the discussion below under "Backup Withholding," a non-U.S. Holder will not be subject to Federal income taxes on payments of principal, premium (if any) or interest (including original issue discount, if any) on a Note, unless such non-U.S. Holder is (i) a direct or indirect 10% or greater partner (as defined in Section 871(h)(3) of the Code) of the Operating Partnership, (ii) a controlled foreign corporation related to the Operating Partnership or (iii) a bank receiving interest described in section 881(c)(3)(A) of the Code. To qualify for the exemption from taxation, the last United States payor in the chain of payment prior to payment to a non-U.S. Holder (the "Withholding Agent") must have received in the year in which a payment of interest or principal occurs, or in either of the two preceding calendar years, a statement that (i) is signed by the beneficial owner of the Note under penalties of perjury, (ii) certifies that such owner is not a U.S. Holder and
(iii) provides the name and address of the beneficial owner. The statement may be made on an IRS Form W-8 or a substantially similar form, and the beneficial owner must inform the Withholding Agent of any change in the information on the statement within 30 days of such change. If a Note is held through a securities clearing organization or certain other financial institutions, the organization or institution may provide a signed statement to the Withholding Agent. However, in such case, the signed statement must be accompanied by a copy of the IRS Form W-8 or the substitute form provided by the beneficial owner to the organization or institution.

     Recently finalized Treasury Regulations provide alternative methods for satisfying the identification and certification requirements described in the preceding paragraph. Generally, the Treasury Regulations are effective for payments made after December 31, 1998, however, any certification provided on a Form W-8 that is validly in effect prior to January 1, 1999 will be treated as a valid certification until it expires under the Treasury Regulations or, if earlier, until December 31, 1999. A Non-U.S. Holder should consult its tax advisor regarding the effect of the new Treasury Regulations.

     Generally, a non-U.S. Holder will not be subject to Federal income tax on any amount which constitutes capital gain upon retirement or disposition of a Note, provided the gain is not effectively connected with the conduct of a trade or business in the United States by the non-U.S. Holder. Certain other exceptions may be applicable, and a non-US. Holder should consult its tax advisor in this regard.

     The Notes will not be includible in the estate of a non-U.S. Holder unless the individual is a direct or indirect 10% or greater partner of the Operating Partnership or, at the time of such individual's death, payments in respect of the Notes would have been effectively connected with the conduct by such individual of a trade or business in the United States.

BACKUP WITHHOLDING

     Backup withholding of Federal income tax at a rate of 31% may apply to payments made in respect of the Notes to registered owners who are not "exempt recipients" and who fail to provide certain identifying information (such as the registered owner's taxpayer identification number) in the required manner. Generally, individuals are not exempt recipients, whereas corporations and certain other entities generally are exempt recipients. Payments made in respect of the Notes to a U.S. Holder must be reported to the IRS, unless the U.S. Holder is an exempt recipient or establishes an exemption. Compliance with the identification procedures described in the preceding section would establish an exemption from backup withholding for those non-US. Holders who are not exempt recipients.

     In addition, upon the sale of a Note to (or through) a broker, the broker must withhold 31% of the entire purchase price, unless either (i) the broker determines that the seller is a corporation or other exempt recipient or (ii) the seller provides, in the required manner, certain identifying information and, in the case of a non-U.S. Holder, certifies that such seller is a non-U.S. Holder (and certain other conditions are met). Such a sale must also be reported by the broker to the IRS, unless either (i) the broker determines that the seller is an exempt recipient or (ii) the seller certifies its non-U.S. status (and certain other conditions are met). Certification of the registered owner's non-U.S. status would be made normally on an IRS Form W-8 under penalties of perjury, although in certain cases it may be possible to submit other documentary evidence.

     Any amounts withheld under the backup withholding rules from a payment to a beneficial owner would be allowed as a refund or a credit against such beneficial owner's United States Federal income tax provided the required information is furnished to the IRS.

                              PLAN OF DISTRIBUTION

     The Notes are being offered on a continuous basis for sale by the Operating Partnership to or through Merrill Lynch & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Lehman Brothers Inc. and J. P. Morgan Securities Inc. (the "Agents"). The Agents may purchase Notes, as principal, from the Operating Partnership from time to time for resale to investors and other purchasers at varying prices relating to prevailing market prices at the time of resale as determined by the applicable Agent, or, if so specified in the applicable Pricing Supplement, for resale at a fixed offering price. If agreed to by the Operating Partnership and an Agent, such Agent may also utilize its reasonable efforts on an agency basis to solicit offers to purchase the Notes at 100% of the principal amount thereof, unless otherwise specified in the applicable Pricing Supplement. The Operating Partnership will pay a commission to an Agent, ranging from .125% to .750% of the principal amount of each Note, depending upon its stated maturity, sold through such Agent as an agent of the Operating Partnership. Commissions with respect to Notes with stated maturities in excess of 30 years that are sold through an Agent will be negotiated between the Operating Partnership and such Agent at the time of such sale.

     Unless otherwise specified in the applicable Pricing Supplement, any Note sold to an Agent as principal will be purchased by such Agent at a price equal to 100% of the principal amount thereof less a percentage of the principal amount equal to the commission applicable to an agency sale of a Note of identical maturity. Each Agent may sell Notes it has purchased from the Operating Partnership as principal to other dealers for resale to investors and other purchasers, and may allow any portion of the discount received in connection with such purchase from the Operating Partnership to such dealers. After the initial offering of Notes, the offering price (in the case of Notes to be resold on a fixed price basis), the concession and the discount may be changed.

     The Operating Partnership reserves the right to withdraw, cancel or modify the offer made hereby without notice and may reject offers in whole or in part (whether placed directly with the Operating Partnership or through the Agents). Each Agent will have the right, in its discretion reasonably exercised, to reject in whole or in part any offer to purchase Notes received by it on an agency basis.

     Unless otherwise specified in the applicable Pricing Supplement, payment of the purchase price of the Notes will be required to be made in immediately available funds in the Specified Currency in The City of New York on the date of settlement. See "Description of Notes -- General."

     Upon issuance, the Notes will not have an established trading market. The Notes will not be listed on any securities exchange. The Agents may from time to time purchase and sell Notes in the secondary market, but the Agents are not obligated to do so, and there can be no assurance that there will be a secondary market for the Notes or that there will be liquidity in the secondary market if one develops. From time to time, the Agents may make a market in the Notes, but the Agents are not obligated to do so and may discontinue any market-making activity at any time.

     The Agents may be deemed to be "underwriters" within the meaning of the Securities Act of 1933, as amended (the "Securities Act"). The Operating Partnership has agreed to indemnify the Agents against, and to provide contribution with respect to, certain liabilities (including liabilities under the Securities Act), or to contribute to payments the Agents may be required to make in respect thereof. The Operating Partnership has agreed to reimburse the Agents for certain other expenses.

     In the ordinary course of their respective businesses, certain of the Agents and their affiliates have engaged and may in the future engage in investment and commercial banking transactions with, the Operating Partnership and certain of its affiliates.

     Concurrently with the offering of Notes described herein or from time to time, the Operating Partnership or the Company may issue other Securities described in the accompanying Prospectus.

                                 LEGAL MATTERS

     In addition to the legal opinions referred to under "Legal Matters" in the accompanying Prospectus, the description of Federal income tax matters contained in this Prospectus Supplement entitled "Certain United States Federal Income Tax Considerations" is based upon the opinion of King & Spalding.

     The legality of the Notes offered pursuant to this Prospectus Supplement will be passed upon for the Operating Partnership by King & Spalding, Atlanta, Georgia. Herschel M. Bloom, a member of King & Spalding, is a director of the Company. Certain legal matters related to the Offering will be passed upon for the Agents by Hogan & Hartson L.L.P., Washington, D.C.

PROSPECTUS



[LOGO]
                                  $794,000,000

                             POST PROPERTIES, INC.
              COMMON STOCK, PREFERRED STOCK AND DEPOSITARY SHARES

                           POST APARTMENT HOMES, L.P.
                                DEBT SECURITIES
                            ------------------------

     Post Properties, Inc. (the "Company") may from time to time offer in one or more series or classes (i) shares of its common stock, par value $0.01 per share (the "Common Stock"), (ii) shares of its preferred stock, par value $0.01 per share (the "Preferred Stock") and (iii) shares of Preferred Stock represented by Depositary Shares (the "Depositary Shares"), with an aggregate public offering price of up to $450,000,000 (or its equivalent in another currency based on the exchange rate at the time of sale) in amounts, at prices and on terms to be determined at the time of offering. Post Apartment Homes, L.P. (the "Operating Partnership") may from time to time offer in one or more series unsecured non-convertible debt securities ("Debt Securities"), with an aggregate public offering price of up to $344,000,000 (or its equivalent in another currency based on the exchange rate at the time of sale) in amounts, at prices and on terms to be determined at the time of offering. The Common Stock, Preferred Stock, Depositary Shares and Debt Securities (collectively, the "Securities") may be offered, separately or together, in separate series in amounts, at prices and on terms to be set forth in one or more supplements to this Prospectus (each, a "Prospectus Supplement").

     The specific terms of the Securities in respect of which this Prospectus is being delivered will be set forth in the applicable Prospectus Supplement and will include, where applicable (i) in the case of Common Stock, any initial public offering price; (ii) in the case of Preferred Stock, the specific title and stated value, any dividend, liquidation, redemption, conversion, voting and other rights, and any initial public offering price; (iii) in the case of Depositary Shares, the fractional share of Preferred Stock represented by each such Depositary Share; and (iv) in the case of Debt Securities, the specific title, aggregate principal amount, currency, form (which may be registered or bearer, or certificated or global), authorized denominations, maturity, rate (or manner of calculation thereof) and time of payment of interest, terms for redemption at the option of the Operating Partnership or repayment at the option of the holder, terms for sinking fund payments, covenants and any initial public offering price. In addition, such specific terms may include limitations on direct or beneficial ownership and restrictions on transfer of the Securities, in each case as may be appropriate to preserve the status of the Company as a real estate investment trust ("REIT") for Federal income tax purposes.

     The applicable Prospectus Supplement will also contain information, where applicable, about certain United States Federal income tax considerations relating to, and any listing on a securities exchange of, the Securities covered by such Prospectus Supplement.

     The Securities may be offered directly, through agents designated from time to time by the Company or the Operating Partnership, or to or through underwriters or dealers. If any agents or underwriters are involved in the sale of any of the Securities, their names, and any applicable purchase price, fee, commission or discount arrangement between or among them, will be set forth, or will be calculable from the information set forth, in the applicable Prospectus Supplement. See "Plan of Distribution." No Securities may be sold without delivery of the applicable Prospectus Supplement describing the method and terms of the offering of such series of Securities.
                            ------------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.

  THE ATTORNEY GENERAL OF THE STATE OF NEW YORK HAS NOT PASSED ON OR ENDORSED THE MERITS OF THIS OFFERING. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.
                            ------------------------

                The date of this Prospectus is October 20, 1997.

                             AVAILABLE INFORMATION

     The Company and the Operating Partnership are subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith file reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed by the Company and the Operating Partnership may be examined without charge at, or copies obtained upon payment of prescribed fees from, the Public Reference Section of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and are also available for inspection and copying at the regional offices of the Commission located at Seven World Trade Center, New York, New York 10048 and at 500 West Madison Street, Chicago, Illinois 60661-2511. In addition, the Company's Common Stock is listed on the New York Stock Exchange and such material can also be inspected and copied at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005. Copies of documents electronically filed with the Commission also may be obtained at the Commission's Internet address at "http://www.sec.gov".

     The Company and the Operating Partnership have filed with the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, a Registration Statement on Form S-3 under the Securities Act of 1933, as amended (the "Securities Act"), and the rules and regulations promulgated thereunder, with respect to the Securities. This Prospectus, which is part of the Registration Statement, does not contain all of the information set forth in the Registration Statement and the exhibits and financial schedules thereto. For further information concerning the Company, the Operating Partnership and the Securities, reference is made to the Registration Statement and the exhibits and schedules filed therewith, which may be examined without charge at, or copies obtained upon payment of prescribed fees from, the Commission and its regional offices at the locations listed above. Any statements contained herein concerning the provisions of any document are not necessarily complete, and, in each instance, reference is made to the copy of such document filed as an exhibit to the Registration Statement or otherwise filed with the Commission. Each such statement is qualified in its entirety by such reference.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents heretofore filed by the Company (File No. 1-12080) and the Operating Partnership (File No. 0-28226) with the Commission are incorporated herein by reference: (a) the Company's Annual Report on Form 10-K for the year ended December 31, 1996; (b) the Company's Quarterly Reports on Form 10-Q for the quarters ended March 31, 1997 and June 30, 1997; (c) the Company's Current Reports on Form 8-K filed on February 27, 1997, August 6, 1997 and September 17, 1997; (d) the description of the Common Stock of the Company included in the Company's Registration Statement on Form 8-A, dated July 22, 1993; (e) the Operating Partnership's Annual Report on Form 10-K for the year ended December 31, 1996; (f) the Operating Partnership's Quarterly Reports on Form 10-Q for the quarters ended March 31, 1997 and June 30, 1997; and (g) the Operating Partnership's Current Reports on Form 8-K filed on January 29, 1997, February 27, 1997, August 6, 1997 and September 17, 1997.

     All documents filed by the Company and/or the Operating Partnership pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the Offering shall be deemed to be incorporated by reference in this Prospectus and made a part hereof from the date of the filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other document subsequently filed with the Commission which also is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company and the Operating Partnership will provide without charge to each person, including any beneficial owner, to whom this Prospectus is delivered, upon the written or oral request of such person, a copy of any or all of the documents incorporated by reference herein (not including the exhibits to such documents, unless such exhibits are specifically incorporated by reference in such documents). Request for such copies should be directed to: Post Properties, Inc., 3350 Cumberland Circle, Suite 2200, Atlanta, Georgia 30339,
Attention: Secretary, telephone (770) 850-4400.

                   THE COMPANY AND THE OPERATING PARTNERSHIP

     The Company is a self-administered and self-managed equity real estate investment trust (a "REIT") and is one of the largest developers and operators of upscale multifamily apartment communities in the Southeastern United States. As of June 30, 1997, the Company owned 49 stabilized communities (the "Communities") containing 17,648 apartment units located primarily in metropolitan Atlanta, Georgia and Tampa, Florida. In addition, as of June 30, 1997, the Company had under construction or in initial lease-up ten new communities and additions to two existing communities in the Atlanta, Georgia; Tampa, Florida; Nashville, Tennessee and Charlotte, North Carolina metropolitan areas that will contain an aggregate of 4,025 apartment units when completed. For the six months ended June 30, 1997, the average economic occupancy rate of the 48 Communities stabilized for the entire period was 94.3%. The average monthly rental rate per apartment unit at these Communities for the same period was $800. The Company also manages through affiliates one community with 260 apartment units under the Post(R) brand name for third parties and approximately 7,800 additional apartment units owned by third parties. The Company is a fully-integrated organization with multifamily development, acquisition, operation and asset management expertise and has approximately 1,200 employees, none of whom is a party to a collective bargaining agreement.

     The Company is the sole general partner of, and controls a majority of the limited partnership interests in, the Operating Partnership. As of June 30, 1997, the Company owned 80.9% of the outstanding partnership interests in the Operating Partnership. The Company conducts all its business through the Operating Partnership and its subsidiaries.

     As of June 30, 1997 the Company and the Operating Partnership had outstanding indebtedness of $473.7 million. Any applicable Prospectus Supplement relating to offered securities will set forth the outstanding indebtedness of the issuer and its subsidiaries as of a recent date.

     On August 4, 1997, the Company announced that it has entered into a definitive agreement and plan of merger with Columbus Realty Trust, a Texas real estate investment trust ("Columbus"), pursuant to which Columbus would be merged into a wholly owned subsidiary of the Company (the "Merger Agreement"). Pursuant to the Merger Agreement, each outstanding share of Columbus common shares will be converted into 0.615 shares of Common Stock, which will result in the issuance of approximately 8.4 million shares of Common Stock. Upon completion of the merger, the Company will own 85.4% of the outstanding partnership interests in the Operating Partnership. The merger, which will be accounted for as a purchase, is expected to be completed in October 1997, subject to the approval of the shareholders of the Company and Columbus and other customary conditions. Columbus is a self-administered and self-managed REIT which develops, owns and operates upscale multifamily residential properties primarily in urban communities in the Southwestern United States. As of June 30, 1997, Columbus owned 39 total properties: 28 completed multifamily residential properties containing an aggregate of 6,045 apartment units located primarily in the Dallas/Ft. Worth metropolitan area, two industrial properties, one retail property, six multifamily development sites in various stages of construction, and two sites acquired for future development.

     The Company is a Georgia corporation that was founded in 1971. The Operating Partnership is a Georgia limited partnership that was formed in 1993. The Company's and the Operating Partnership's executive offices are located at 3350 Cumberland Circle, Suite 2200, Atlanta, Georgia 30339 and their telephone number is (770) 850-4400.

                                USE OF PROCEEDS

     The Company is required, by the terms of the partnership agreement of the Operating Partnership, to invest the net proceeds of any sale of Common Stock, Preferred Stock or Depositary Shares in the Operating Partnership in exchange for additional Units. Unless otherwise indicated in the applicable Prospectus Supplement, the Company and the Operating Partnership intend to use such net proceeds and the net proceeds from the sale of Debt Securities for general corporate purposes including, without limitation, the acquisition and development of multi-family communities and the repayment of debt. Pending application of the net proceeds, the Operating Partnership will invest such proceeds in interest-bearing accounts and short-term, interest-bearing securities, which are consistent with the Company's intention to continue to qualify for taxation as a REIT. Such investments may include, for example, obligations of the Government National

Mortgage Association, other government and government agency securities, certificates of deposit, interest-bearing bank deposits and mortgage loan participations.

        RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

     The Company's and the Operating Partnership's ratios of earnings to fixed charges were 2.8 for the six months ended June 30, 1997, 2.7 for the year ended December 31, 1996, 2.1 for the year ended December 31, 1995, 2.0 for the year ended December 31, 1994 and 1.1 for the year ended December 31, 1993.

     For purposes of calculating the ratios of earnings to fixed charges, earnings have been calculated by adding fixed charges, excluding capitalized interest, and minority interest to pre-tax income from continuing operations. Fixed charges consist of interest costs, whether expensed or capitalized, the interest component of rental expense and amortization of debt issuance costs.

     The Company's and the Operating Partnership's ratios of earnings to combined fixed charges and preferred stock dividends were 2.6 for the six months ended June 30, 1997, 2.6 for the year ended December 31, 1996, 2.1 for the year ended December 31, 1995, 2.0 for the year ended December 31, 1994 and 1.1 for the year ended December 31, 1993.

     For purposes of calculating the ratios of earnings to combined fixed charges and preferred stock dividends, earnings have been calculated by adding combined fixed charges and preferred stock dividends, excluding capitalized interest, and minority interest to pre-tax income from continuing operations. Combined fixed charges and preferred stock dividends consist of interest costs, whether expensed or capitalized, the interest component of rental expense, amortization of debt issuance costs and preferred dividends.

     Prior to completion of the Company's reorganization in July 1993, the Company maintained a different capital structure. As a result, although the original properties have historically generated positive net cash flow, the financial statements of the Company show a net loss for the fiscal year ended December 31, 1992. Consequently, the computation of the ratios of earnings to fixed charges and ratios of earnings to combined fixed charges and preferred stock dividends for such period indicates that the earnings were inadequate to cover fixed charges and combined fixed charges and preferred stock dividends by approximately $10.0 million.

     The recapitalization of the Company effected in connection with the reorganization permitted the Company to significantly deleverage, resulting in an improved ratio of earnings to fixed charges for periods subsequent to the reorganization.

                         DESCRIPTION OF DEBT SECURITIES

     The Debt Securities will be issued under an Indenture (the "Indenture"), between the Operating Partnership and a Trustee (the "Trustee") chosen by the Operating Partnership and qualified to act as Trustee under the Trust Indenture Act of 1939, as amended (the "TIA"). The Indenture has been filed as an exhibit to the Registration Statement of which this Prospectus is a part and will be available for inspection at the corporate trust office of the trustee or as described above under "Available Information." The Indenture is subject to, and governed by, the TIA. The statements made hereunder relating to the Indenture and the Debt Securities to be issued thereunder are summaries of all material provisions thereof and do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all provisions of the Indenture and such Debt Securities. All section references appearing herein are to sections of the Indenture.

GENERAL

     The Debt Securities will be direct, unsecured obligations of the Operating Partnership and will rank equally with all other unsecured and unsubordinated indebtedness of the Operating Partnership. At June 30, 1997, the total outstanding debt of the Operating Partnership was $473.7 million, all of which was unsubordinated indebtedness. Of such outstanding debt, $165.7 million was secured debt. The Debt Securities may be issued without limit as to aggregate principal amount, in one or more series, in each case as established from time to time in or pursuant to authority granted by a resolution of the Board of Directors of the Company as sole general partner of the Operating Partnership or as established in one or more indentures supplemental to the Indenture. All Debt Securities of one series need not be issued at the same time and, unless otherwise provided, a series may be reopened, without the consent of the holders of the Debt Securities of such series, for issuances of additional Debt Securities of such series (Section
301).

     The Indenture provides that there may be more than one Trustee thereunder, each with respect to one or more series of Debt Securities. Any Trustee under the Indenture may resign or be removed with respect to one or more series of Debt Securities, and a successor Trustee may be appointed to act with respect to such series (Section 608). In the event that two or more persons are acting as Trustee with respect to different series of Debt Securities, each such Trustee shall be a trustee of a trust under the Indenture separate and apart from the trust administered by any other Trustee (Section 609), and, except as otherwise indicated herein, any action described herein to be taken by a Trustee may be taken by each such Trustee with respect to, and only with respect to, the one or more series of Debt Securities for which it is Trustee under the Indenture.

     Reference is made to the Prospectus Supplement relating to the series of Debt Securities offered thereby for the specific terms thereof, including:

          (1) the title of such Debt Securities;

          (2) any limit on the aggregate principal amount of such Debt Securities that may be authenticated and delivered under the Indenture;

          (3) the percentage of the principal amount at which such Debt Securities will be issued and, if other than the principal amount thereof, the portion of the principal amount thereof payable upon declaration of acceleration of the maturity thereof;

          (4) the date or dates, or the method for determining such date or dates, on which the principal of such Debt Securities will be payable;

          (5) the rate or rates, or the method by which such rate or rates shall be determined, at which such Debt Securities will bear interest, if any, the date or dates, or the method for determining such date or dates, from which any interest will accrue, the dates on which any such interest will be payable, the record dates for such interest payment dates, or the method by which any such date shall be determined, and the basis upon which interest shall be calculated if other than that of a 360-day year of twelve 30-day months;

          (6) the place or places where the principal of (and premium, if any), interest, if any, and additional amounts, if any, on such Debt Securities will be payable, such Debt Securities may be surrendered for registration of transfer or exchange and notices or demands to or upon the Operating Partnership in respect of such Debt Securities and the Indenture may be served;

          (7) the period or periods within which, the price or prices at which, the currency or currencies, currency unit or units or composite currency or currencies in which, and the terms and conditions upon which such Debt Securities may be redeemed, as a whole or in part, at the option of the Operating Partnership, if the Operating Partnership is to have such an option;

          (8) the obligation, if any, of the Operating Partnership to redeem, repay or purchase such Debt Securities pursuant to any sinking fund or analogous provision or at the option of a holder thereof, and the period or periods within which, the price or prices at which, the currency or currencies, currency unit or units or composite currency or currencies in which, and the terms and conditions upon which such Debt Securities will be redeemed, repaid or purchased, as a whole or in part, pursuant to such obligation;

          (9) if other than denominations of $1,000 and any integral multiple thereof, the denominations in which any registered Debt Securities ("Registered Securities") shall be issuable and, if other than denominations of $5,000 and any integral multiple thereof, the denomination or denominations in which any bearer Debt Securities ("Bearer Securities") shall be issuable;

          (10) if other than the Trustee, the identity of each security registrar and/or paying agent;

          (11) if other than the principal amount thereof, the portion of the principal amount of the Debt Securities that shall be payable upon declaration of acceleration of the maturity thereof or the method by which such portion shall be determined;

          (12) if other than U.S. dollars, the currency or currencies in which payment of the principal of (and premium, if any) or interest or additional amounts, if any, on the Debt Securities shall be payable or in which the Debt Securities shall be denominated;

          (13) whether the amount of payments of principal of (and premium, if any) or interest, if any, on the Debt Securities may be determined with reference to an index, formula or other method (which index, formula or method may be based, without limitation, on one or more currencies, currency units, composite currencies, commodities, equity indices or other indices), and the manner in which such amounts shall be determined;

          (14) whether the principal of (and premium, if any) or interest or additional amounts, if any, on the Debt Securities are to be payable, at the election of the Operating Partnership or a holder (a "Holder") thereof, in a currency or currencies, currency unit or units or composite currency or currencies other than that in which such Debt Securities are denominated or stated to be payable, the period or periods within which, and the terms and conditions upon which, such election may be made, and the time and manner of, and identity of the exchange rate agent with responsibility for, determining the exchange rate between the currency or currencies, currency unit or units or composite currency or currencies in which such Debt Securities are denominated or stated to be payable and the currency or currencies, currency unit or units or composite currency or currencies in which such Debt Securities are to be so payable;

          (15) provisions, if any, granting special rights to the Holders of the Debt Securities upon the occurrence of such events as may be specified;

          (16) any deletions from, modifications of or additions to the events of default (the "Events of Default") or covenants of the Operating Partnership with respect to the Debt Securities, whether or not such Events of Default or covenants are consistent with the Events of Default or covenants set forth in the Indenture;

          (17) whether the Debt Securities are to be issuable as Registered Securities, Bearer Securities (with or without coupons) or both, any restrictions applicable to the offer, sale or delivery of Bearer Securities and the terms upon which Bearer Securities may be exchanged for Registered Securities and vice versa (if permitted by applicable laws and regulations), whether any Debt Securities are to be issuable initially in temporary global form and whether any Debt Securities are to be issuable in permanent global form with or without coupons and, if so, whether beneficial owners of interests in any such permanent global Debt Security may exchange such interests for Debt Securities of such series and of like tenor of any authorized form and denomination and the circumstances under which any such exchanges may occur, and, if Registered Securities are to be issuable as a global Debt Security, the identity of the depositary for such series;

          (18) the date as of which any Bearer Securities and any temporary global Debt Security representing Outstanding (as hereinafter defined) Debt Securities shall be dated if other than the date of original issuance of the first Debt Security of the series to be issued;

          (19) the person to whom any interest on any Registered Security shall be payable, if other than the person in whose name that Debt Security is registered at the close of business on the applicable record date (the "Regular Record Date") for such interest, the manner in which, or the person to whom any interest on any Bearer Security shall be payable, if otherwise than upon presentation and surrender of the coupons appertaining thereto as they severally mature, and the extent to which, or the manner in which, any interest payable on a temporary global Debt Security on an interest payment date (an "Interest Payment Date") will be paid;

          (20) if the defeasance and covenant defeasance provisions described herein are to be inapplicable or any modification of such provisions;

          (21) if the Debt Securities to be issuable in definitive form (whether upon original issue or upon exchange of a temporary Debt Security) only upon receipt of certain certificates or other documents or satisfaction of other conditions, then the form and/or terms of such certificates, documents or conditions;

          (22) whether and under what circumstances the Operating Partnership will pay additional amounts on the Debt Securities to any Holder who is not a United States person (including any modification to the definition of such term) in respect of any tax, assessment or governmental charge and, if so, whether the Operating Partnership will have the option to redeem such Debt Securities rather than pay such additional amounts (and the terms of any such option);

          (23) with respect to any Debt Securities that provide for optional redemption or prepayment upon the occurrence of certain events (such as a change of control of the Operating Partnership), (i) the possible effects of such provisions on the market price of the Operating Partnership's or the Company's securities or in deterring certain mergers, tender offers or other takeover attempts, and the intention of the Operating Partnership to comply with the requirements of Rule 14e-1 under the Exchange Act and any other applicable securities laws in connection with such provisions; (ii) whether the occurrence of the specified events may give rise to cross-defaults on other indebtedness such that payment on such Debt Securities may be effectively subordinated; and (iii) the existence of any limitations on the Operating Partnership's financial or legal ability to repurchase such Debt Securities upon the occurrence of such an event (including, if true, the lack of assurance that such a repurchase can be effected) and the impact, if any, under the Indenture of such a failure, including whether and under what circumstances such a failure may constitute an Event of Default; and

          (24) any other terms of such Debt Securities not inconsistent with the terms of the Indenture.

     The Debt Securities may provide for less than the entire principal amount thereof to be payable upon declaration of acceleration of the maturity thereof ("Original Issue Discount Securities"). If material or applicable, special U.S. Federal income tax, accounting and other considerations applicable to Original Issue Discount Securities will be described in the applicable Prospectus Supplement.

     Except as described under "Merger, Consolidation or Sale" or as may be set forth in any Prospectus Supplement, the Indenture does not contain any other provisions that would limit the ability of the Operating Partnership to incur indebtedness or that would afford holders of the Debt Securities protection in the event of (i) a highly leveraged or similar transaction involving the Operating Partnership, the management of the Operating Partnership or the Company, or any affiliate of any such party, (ii) a change of control, or (iii) a reorganization, restructuring, merger or similar transaction involving the Operating Partnership that may adversely affect the holders of the Debt Securities. In addition, subject to the limitations set forth under "Merger, Consolidation or Sale," the Operating Partnership may, in the future, enter into certain transactions, such as the sale of all or substantially all of its assets or the merger or consolidation of the Operating Partnership, that would increase the amount of the Operating Partnership's indebtedness or substantially reduce or eliminate the Operating Partnership's assets, which may have an adverse effect on the Operating Partnership's ability to service its indebtedness, including the Debt Securities. In addition, restrictions on ownership and transfers of the Company's Common Stock and Preferred Stock are designed to preserve its status as a REIT and, therefore, may act to prevent or hinder a change of control. See "Description of Common Stock -- Restrictions on Transfer" and "Description of Preferred Stock -- Restrictions on Ownership." Reference is made to the applicable Prospectus Supplement for information with respect to any deletions from, modifications of or additions to the events of default or covenants that are described below, including any addition of a covenant or other provision providing event risk or similar protection.

     The applicable Prospectus Supplement will summarize the nature and scope of any event risk provisions contained in any offered Debt Security, including the types of events protected by such provisions and any limitations on the Operating Partnership's ability to satisfy its obligations under such provisions. The applicable Prospectus Supplement will also summarize anti-takeover provisions in other securities of the Operating Partnership or the Company, which could have a material effect on the offered Debt Securities. Such summary will contain a detailed and quantifiable definition of any "change in control" provision.

     Reference is made to "-- Certain Covenants" below and to the description of any additional covenants with respect to a series of Debt Securities in the applicable Prospectus Supplement. Except as otherwise described in the applicable Prospectus Supplement, compliance with such covenants generally may not be waived with respect to a series of Debt Securities by the Board of Directors of the Company as sole general partner of the Operating Partnership or by the Trustee unless the Holders of at least a majority in principal amount of all outstanding Debt Securities of such series consent to such waiver, except to the extent that the defeasance and covenant defeasance provisions of the Indenture described under "-- Discharge, Defeasance and Covenant Defeasance" below apply to such series of Debt Securities. See "-- Modification of the Indenture."

DENOMINATIONS, INTEREST, REGISTRATION AND TRANSFER

     Unless otherwise described in the applicable Prospectus Supplement, the Debt Securities of any series which are Registered Securities, other than Registered Securities issued in global form (which may be of any denomination), shall be issuable in denominations of $1,000 and any integral multiple thereof and the Debt Securities which are Bearer Securities, other than Bearer Securities issued in global form (which may be of any denomination), shall be issuable in denominations of $5,000 (Section 302).

     Unless otherwise specified in the applicable Prospectus Supplement, the principal of (and premium, if any) and interest on any series of Debt Securities will be payable at the corporate trust office of the Trustee, provided that, at the option of the Operating Partnership, payment of interest may be made by check mailed to the address of the Person entitled thereto as it appears in the applicable Security Register or by wire transfer of funds to such Person at an account maintained within the United States (Sections 301, 307 and 1002).

     Any interest not punctually paid or duly provided for on any Interest Payment Date with respect to a Debt Security ("Defaulted Interest") will forthwith cease to be payable to the Holder on the Regular Record Date and may either be paid to the Person in whose name such Debt Security is registered at the close of business on a special record date (the "Special Record Date") for the payment of such Defaulted Interest to be fixed by the Trustee, notice whereof shall be given to the Holder of such Debt Security not less than 10 days prior to such Special Record Date, or may be paid at any time in any other lawful manner, all as more completely described in the Indenture.

     Subject to certain limitations imposed upon Debt Securities issued in book entry form, the Debt Securities of any series will be exchangeable for other Debt Securities of the same series and of a like aggregate principal amount and tenor of different authorized denominations upon surrender of such Debt Securities at the corporate trust office of the Trustee. In addition, subject to certain limitations imposed upon Debt Securities issued in book entry form, the Debt Securities of any series may be surrendered for registration of transfer thereof at the corporate trust office of the Trustee. Every Debt Security surrendered for registration of transfer or exchange shall be duly endorsed or accompanied by a written instrument of transfer. No service charge will be made for any registration of transfer or exchange of any Debt Securities, but the Trustee or the Operating Partnership may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith (Section 305). If the applicable Prospectus Supplement refers to any transfer agent (in addition to the Trustee) initially designated by the Operating Partnership with respect to any series of Debt Securities, the Operating Partnership may at any time rescind the designation of any such transfer agent or approve a change in the location through which any such transfer agent acts, except that the Operating Partnership will be required to maintain a transfer agent in each place of payment for such series. The Operating Partnership may at any time designate additional transfer agents with respect to any series of Debt Securities (Section 1002).

     Neither the Operating Partnership nor the Trustee shall be required (i) to issue, register the transfer of or exchange any Debt Security if such Debt Security may be among those selected for redemption during a period beginning at the opening of business 15 days before selection of the Debt Securities to be redeemed and ending at the close of business on (A) if such Debt Securities are issuable only as Registered Securities, the day of the mailing of the relevant notice of redemption and (B) if such Debt Securities are issuable as Bearer Securities, the day of the first publication of the relevant notice of redemption or, if such Debt Securities are also issuable as Registered Securities and there is no publication, the mailing of the relevant notice of redemption, or (ii) to register the transfer of or exchange any Registered Security so selected for redemption in whole or in part, except, in the case of any Registered Security to be redeemed in part, the portion thereof not to be redeemed, or (iii) to exchange any Bearer Security so selected for redemption except that such a Bearer Security may be exchanged for a Registered Security of that series and like tenor, provided that such Registered Security shall be simultaneously surrendered for redemption, or (iv) to issue, register the transfer of or exchange any Debt Security which has been surrendered for repayment at the option of the Holder, except the portion, if any, of such Debt Security not to be so repaid (Section 305).

MERGER, CONSOLIDATION OR SALE

     The Operating Partnership may consolidate with, or sell, lease or convey all or substantially all of its assets to, or merge with or into, any other entity, provided that (a) the Operating Partnership shall be the continuing entity, or the successor entity (if other than the Operating Partnership) formed by or resulting from any such consolidation or merger or which shall have received the transfer of such assets shall expressly assume payment of the principal of (and premium, if any) and interest on all the Debt Securities and the due and punctual performance and observance of all of the covenants and conditions contained in the Indenture; (b) immediately after giving effect to such transaction and treating any indebtedness which becomes an obligation of the Operating Partnership or any subsidiary of the Operating Partnership (a "Subsidiary") as a result thereof as having been incurred by the Operating Partnership or such Subsidiary at the time of such transaction, no Event of Default under the Indenture, and no event which, after notice or the lapse of time, or both, would become such an Event of Default, shall have occurred and be continuing; and (c) an officer's certificate and legal opinion covering such conditions shall be delivered to the Trustee (Sections 801 and 803).

CERTAIN COVENANTS

     Existence. Except as permitted under "Merger, Consolidation or Sale," the Operating Partnership is required to do or cause to be done all things necessary to preserve and keep in full force and effect its existence, rights and franchises; provided, however, that the Operating Partnership shall not be required to preserve any right or franchise if it determines that the preservation thereof is no longer desirable in the conduct of its business and that the loss thereof is not disadvantageous in any material respect to the Holders of the Debt Securities (Section 1006).

     Maintenance of Properties. The Operating Partnership is required to cause all of its material properties used or useful in the conduct of its business or the business of any Subsidiary to be maintained and kept in good condition, repair and working order and supplied with all necessary equipment and to cause to be made all necessary repairs, renewals, replacements, betterments and improvements thereof, all as in the judgment of the Operating Partnership may be necessary so that the business carried on in connection therewith may be properly and advantageously conducted at all times; provided, however, that the Operating Partnership and its Subsidiaries shall not be prevented from selling or otherwise disposing for value their respective properties in the ordinary course of business (Section 1007).

     Insurance. The Operating Partnership is required to, and is required to cause each of its Subsidiaries to, keep all of its insurable properties insured against loss or damage at least equal to their then full insurable value with financially sound and reputable insurance companies (Section 1008).

     Payment of Taxes and Other Claims. The Operating Partnership is required to pay or discharge or cause to be paid or discharged, before the same shall become delinquent, (i) all taxes, assessments and governmental charges levied or imposed upon it or any Subsidiary or upon its income, profits or property or that of any Subsidiary, and (ii) all lawful claims for labor, materials and supplies which, if unpaid, might by law become a lien upon the property of the Operating Partnership or any Subsidiary; provided, however, that the Operating Partnership shall not be required to pay or discharge or cause to be paid or discharged any such tax, assessment, charge or claim whose amount, applicability or validity is being contested in good faith by appropriate proceedings (Section
1009).

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

     Provision of Financial Information. The Holders of Debt Securities will be provided with copies of the annual reports and quarterly reports of the Operating Partnership. Whether or not the Operating Partnership is subject to
Section 13 or 15(d) of the Exchange Act and for so long as any Debt Securities are outstanding, the Operating Partnership will, to the extent permitted under the Exchange Act, be required to file with the Commission the annual reports, quarterly reports and other documents which the Operating Partnership would have been required to file with the Commission pursuant to such Section 13 or 15(d) (the "Financial Statements") if the Operating Partnership were so subject, such documents to be filed with the Commission on or prior to the respective dates (the "Required Filing Dates") by which the Operating Partnership would have been required so to file such documents if the Operating Partnership were so subject. The Operating Partnership will also in any event (x) within 15 days of each Required Filing Date (i) transmit by mail to all Holders of Debt Securities, as their names and addresses appear in the security register for the Debt Securities (the "Security Register"), without cost to such Holders, copies of the annual reports and quarterly reports which the Operating Partnership would have been required to file with the Commission pursuant to Section 13 or 15(d) of the Exchange Act if the Operating Partnership were subject to such Sections and (ii) file with the Trustee copies of the annual reports, quarterly reports and other documents which the Operating Partnership would have been required to file with the Commission pursuant to Section 13 or 15(d) of the Exchange Act if the Operating Partnership were subject to such Sections and (y) if filing such documents by the Operating Partnership with the Commission is not permitted under the Exchange Act, promptly upon written request and payment of the reasonable cost of duplication and delivery, supply copies of such documents to any prospective Holder (Section 1010).

     Additional Covenants. Any additional or different covenants of the Operating Partnership with respect to any series of Debt Securities will be set forth in the Prospectus Supplement relating thereto.

EVENTS OF DEFAULT, NOTICE AND WAIVER

     The Indenture provides that the following events are "Events of Default" with respect to any series of Debt Securities issued thereunder: (a) default for 30 days in the payment of any installment of interest on any Debt Security of such series; (b) default in the payment of the principal of (or premium, if any, on) any Debt Security of such series at its maturity; (c) default in making any sinking fund payment as required for any Debt Security of such series; (d) default in the performance of any other covenant of the Operating Partnership contained in the Indenture (other than a covenant added to the Indenture solely for the benefit of a series of Debt Securities issued thereunder other than such series), such default having continued for 60 days after written notice as provided in the Indenture; (e) default in the payment of an aggregate principal amount exceeding $5,000,000 of any evidence of recourse indebtedness of the Operating Partnership or any mortgage, indenture or other instrument under which such indebtedness is issued or by which such indebtedness is secured, such default having occurred after the expiration of any applicable grace period and having resulted in the acceleration of the maturity of such indebtedness, but only if such indebtedness is not discharged or such acceleration is not rescinded or annulled; (f) certain events of bankruptcy, insolvency or reorganization, or court appointment of a receiver, liquidator or trustee of the Operating Partnership or any Significant Subsidiary or any of their respective property; and (g) any other Event of Default provided with respect to a particular series of Debt Securities. The term "Significant Subsidiary" means each significant subsidiary (as defined in Regulation S-X promulgated under the Securities Act) of the Operating Partnership.

     If an Event of Default under the Indenture with respect to Debt Securities of any series at the time Outstanding occurs and is continuing, then in every such case the Trustee or the Holders of not less than 25% in principal amount of the Outstanding Debt Securities of that series may declare the principal amount (or, if the Debt Securities of that series are Original Issue Discount Securities or Securities, the terms of which provide that the principal amount thereof payable at maturity may be more or less than the principal face amount thereof at original issuance ("Indexed Securities"), such portion of the principal amount as may be specified in the terms thereof) of all of the Debt Securities of that series to be due and payable immediately by written notice thereof to the Operating Partnership (and to the Trustee if given by the Holders). However, at any time after such a declaration of acceleration with respect to Debt Securities of such series (or of all Debt Securities then Outstanding under the Indenture, as the case may be) has been made, but before a judgment or decree for payment of the money due has been obtained by the Trustee, the Holders of not less than a majority in principal amount of Outstanding Debt Securities of such series (or of all Debt Securities then Outstanding under the Indenture, as the case may be) may rescind and annul such declaration and its consequences if (a) the Operating Partnership shall have deposited with the applicable Trustee all required payments of the principal of (and premium, if any) and interest on the Debt Securities of such series (or of all Debt Securities then Outstanding under the Indenture, as the case may be), plus certain fees, expenses, disbursements and advances of the Trustee and (b) all Events of Default, other than the nonpayment of accelerated principal of (or specified portion thereof), or premium (if any) or interest on the Debt Securities of such series (or of all Debt Securities then Outstanding under the Indenture, as the case may be) have been cured or waived as provided in the Indenture (Section 502). The Indenture also provides that the Holders of not less than a majority in principal amount of the Outstanding Debt Securities of any series (or of all Debt Securities then Outstanding under the Indenture, as the case may be) may waive any past default with respect to such series and its consequences, except a default (x) in the payment of the principal of (or premium, if any) or interest on any Debt Security or such series or (y) in respect of a covenant or provision contained in the Indenture that cannot be modified or amended without the consent of the Holder of each Outstanding Debt Security affected thereby (Section 513).

     The Trustee will be required to give notice to the Holders of Debt Securities within 90 days of a default under the Indenture unless such default has been cured or waived; provided, however, that the Trustee may withhold notice to the Holders of any series of Debt Securities of any default with respect to such series (except a default in the payment of the principal of (or premium, if any) or interest on any Debt Security of such series or in the payment of any sinking fund installment in respect of any Debt Security of such series) if specified Responsible Officers of the Trustee consider such withholding to be in the interest of such Holders (Section 601).

     The Indenture provides that no Holders of Debt Securities of any series may institute any proceedings, judicial or otherwise, with respect to the Indenture or for any remedy thereunder, except in the case of failure of the Trustee, for 60 days, to act after it has received a written request to institute proceedings in respect of an Event of Default from the Holders of not less than 25% in principal amount of the Outstanding Debt Securities of such series, as well as an offer of indemnity reasonably satisfactory to it (Section 507). This provision will not prevent, however, any holder of Debt Securities from instituting suit for the enforcement of payment of the principal of (and premium, if any) and interest on such Debt Securities at the respective due dates thereof (Section 508).

     Subject to provisions in the Indenture relating to its duties in case of default, the Trustee is under no obligation to exercise any of its rights or powers under the Indenture at the request or direction of any Holders of any series of Debt Securities then Outstanding under the Indenture, unless such Holders shall have offered to the Trustee thereunder reasonable security or indemnity (Section 602). The Holders of not less than a majority in principal amount of the Outstanding Debt securities of any series (or of all Debt Securities then Outstanding under the Indenture, as the case may be) shall have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or of exercising any trust or power conferred upon the Trustee. However, the Trustee may refuse to follow any direction which is in conflict with any law or the Indenture, which may involve the Trustee in personal liability or which may be unduly prejudicial to the holders of Debt Securities of such series not joining therein (Section 512).

     Within 120 days after the close of each fiscal year, the Operating Partnership must deliver to the Trustee a certificate, signed by one of several specified officers of the Company, stating whether or not such officer has knowledge of any default under the Indenture and, if so, specifying each such default and the nature and status thereof.

MODIFICATION OF THE INDENTURE

     Modifications and amendments of the Indenture will be permitted to be made only with the consent of the Holders of not less than a majority in principal amount of all Outstanding Debt Securities or series of Outstanding Debt Securities which are affected by such modification or amendment; provided, however, that no such modification or amendment may, without the consent of the Holders of each such Debt Security affected thereby, (a) change the Stated Maturity of the principal of, or premium (if any) or any installment of interest on, any such Debt Security; (b) reduce the principal amount of, or the rate or amount of interest on, or any premium payable on redemption of, any such Debt Security, or reduce the amount of principal of an Original Issue Discount Security that would be due and payable upon declaration of acceleration of the maturity thereof or would be provable in bankruptcy, or adversely affect any right of repayment of the holder of any such Debt Security; (c) change the place of payment, or the coin or currency, for payment of principal of, premium, if any, or interest on any such Debt Security;
(d) impair the right to institute suit for the enforcement of any payment on or with respect to any such Debt Security; (e) reduce the above stated percentage of outstanding Debt Securities of any series necessary to modify or amend the Indenture, to waive compliance with certain provisions thereof or certain defaults and consequences thereunder or to reduce the quorum or voting requirements set forth in the Indenture; or (f) modify any of the foregoing provisions or any of the provisions relating to the waiver of certain past defaults or certain covenants, except to increase the required percentage to effect such action or to provide that certain other provisions may not be modified or waived without the consent of the Holders of such Debt Security (Section 902). A Debt Security shall be deemed outstanding ("Outstanding") if it has been authenticated and delivered under the Indenture unless, among other things, such Debt Security has been cancelled or redeemed.

     The Indenture provides that the Holders of not less than a majority in principal amount of a series of Outstanding Debt Securities have the right to waive compliance by the Operating Partnership with certain covenants relating to such series of Debt Securities in the Indenture (Section 1014).

     Modifications and amendments of the Indenture will be permitted to be made by the Operating Partnership and the Trustee without the consent of any Holder of Debt Securities for any of the following purposes: (i) to evidence the succession of another Person to the Operating Partnership as obligor under the Indenture; (ii) to add to the covenants of the Operating Partnership for the benefit of the Holders of all or any series of Debt Securities or to surrender any right or power conferred upon the Operating Partnership in the Indenture;
(iii) to add Events of Default for the benefit of the Holders of all or any series of Debt Securities; (iv) to add or change any provisions of the Indenture to facilitate the issuance of, or to liberalize certain terms of, Debt Securities in bearer form, or to permit or facilitate the issuance of Debt Securities in uncertificated form, provided, that such action shall not adversely affect the interests of the Holders of the Debt Securities of any series in any material respect; (v) to change or eliminate any provisions of the Indenture, provided that any such change or elimination shall become effective only when there are no Debt Securities Outstanding of any series created prior thereto which are entitled to the benefit of such provision; (vi) to secure the Debt Securities; (vii) to establish the form or terms of Debt Securities of any series; (viii) to provide for the acceptance of appointment by a successor Trustee or facilitate the administration of the trusts under the Indenture by more than one Trustee; (ix) to cure any ambiguity, defect or inconsistency in the Indenture, provided that such action shall not adversely affect the interests of Holders of Debt Securities of any series in any material respect; or (x) to supplement any of the provisions of the Indenture to the extent necessary to permit or facilitate defeasance and discharge of any series of such Debt Securities, provided that such action shall not adversely affect the interests of the Holders of the Debt Securities of any series in any material respect (Section 901).

     The Indenture provides that in determining whether the Holders of the requisite principal amount of Outstanding Debt Securities of a series have given any request, demand, authorization, direction, notice, consent or waiver thereunder or whether a quorum is present at a meeting of Holders of Debt Securities, (i) the principal amount of an Original Issue Discount Security that shall be deemed to be Outstanding shall be the amount of the principal thereof that would be due and payable as of the date of such determination upon declaration of acceleration of the maturity thereof, (ii) the principal amount of a Debt Security denominated in a foreign currency that shall be deemed Outstanding shall be the U.S. dollar equivalent, determined on the issue date for such Debt Security, of the principal amount (or, in the case of an Original Issue Discount Security, the U.S. dollar equivalent on the issue date of such Debt Security of the amount determined as provided in (i) above), (iii) the principal amount of an Indexed Security that shall be deemed Outstanding shall be the principal face amount of such Indexed Security at original issuance, unless otherwise provided with respect to such Indexed Security pursuant to the Indenture; and (iv) Debt Securities owned by

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

the Operating Partnership or any other obligor upon the Debt Securities or any affiliate of the Operating Partnership or of such other obligor shall be disregarded.

     The Indenture contains provisions for convening meetings of the Holders of Debt Securities of a series (Section 1501). A meeting will be permitted to be called at any time by the Trustee, and also, upon request, by the Operating Partnership or the holders of at least 10% in principal amount of the Outstanding Debt Securities of such series, in any such case upon notice given as provided in the Indenture (Section 1502). Except for any consent that must be given by the Holder of each Debt Security affected by certain modifications and amendments of the Indenture, any resolution presented at a meeting or adjourned meeting duly reconvened at which a quorum is present will be permitted to be adopted by the affirmative vote of the Holders of a majority in principal amount of the Outstanding Debt Securities of that series; provided, however, that, except as referred to above, any resolution with respect to any request, demand, authorization, direction, notice, consent, waiver or other action that may be made, given or taken by the Holders of a specified percentage, which is less than a majority, in principal amount of the Outstanding Debt Securities of a series may be adopted at a meeting or adjourned meeting duly reconvened at which a quorum is present by the affirmative vote of the Holders of such specified percentage in principal amount of the Outstanding Debt Securities of that series. Any resolution passed or decision taken at any meeting of Holders of Debt Securities of any series duly held in accordance with the Indenture will be binding on all Holders of Debt Securities of that series. The quorum at any meeting called to adopt a resolution, and at any reconvened meeting, will be Persons holding or representing a majority in principal amount of the Outstanding Debt Securities of a series; provided, however, that if any action is to be taken at such meeting with respect to a consent or waiver which may be given by the Holders of not less than a specified percentage in principal amount of the Outstanding Debt Securities of a series, the Persons holding or representing such specified percentage in principal amount of the Outstanding Debt Securities of such series will constitute a quorum (Section 1504).

     Notwithstanding the foregoing provisions, if any action is to be taken at a meeting of Holders of Debt Securities of any series with respect to any request, demand, authorization, direction, notice, consent, waiver or other action that the Indenture expressly provides may be made, given or taken by the Holders of a specified percentage in principal amount of all Outstanding Debt Securities affected thereby, or of the Holders of such series and one or more additional series: (i) there shall be no minimum quorum requirement for such meeting and
(ii) the principal amount of the Outstanding Debt Securities of such series that vote in favor of such request, demand, authorization, direction, notice, consent, waiver or other action shall be taken into account in determining whether such request, demand, authorization, direction, notice, consent, waiver or other action has been made, given or taken under the Indenture (Section
1504).

DISCHARGE, DEFEASANCE AND COVENANT DEFEASANCE

     The Operating Partnership may discharge certain obligations to Holders of any series of Debt Securities that have not already been delivered to the Trustee for cancellation and that either have become due and payable or will become due and payable within one year (or scheduled for redemption within one year) by irrevocably depositing with the Trustee, in trust, funds in such currency or currencies, currency unit or units or composite currency or currencies in which such Debt Securities are payable in an amount sufficient to pay the entire indebtedness on such Debt Securities in respect of principal (and premium, if any) and interest to the date of such deposit (if such Debt Securities have become due and payable) or to the Stated Maturity or Redemption Date, as the case may be (Sections 1401 and 1404).

     The Indenture provides that, if the provisions of Article Fourteen are made applicable to the Debt Securities of or within any series pursuant to Section 301 of the Indenture, the Operating Partnership may elect either (a) to defease and be discharged from any and all obligations with respect to such Debt Securities (except for the obligation to pay additional amounts, if any, upon the occurrence of certain events of tax, assessment or governmental charge with respect to payments on such Debt Securities and the obligations to register the transfer or exchange of such Debt Securities, to replace temporary or mutilated, destroyed, lost or stolen Debt Securities, to maintain an office or agency in respect of such Debt Securities and to hold moneys for payment in trust) ("defeasance") (Section 1402) or (b) to be released from its obligations with respect to such Debt Securities under sections 1004 to 1011, inclusive, of the Indenture (including the restrictions
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

described under "Certain Covenants") and its obligations with respect to any other covenant, and any omission to comply with such obligations shall not constitute a default or an Event of Default with respect to such Debt Securities ("covenant defeasance") (Section 1403), in either case upon the irrevocable deposit by the Operating Partnership with the Trustee, in trust, of an amount, in such currency or currencies, currency unit or units or composite currency or currencies in which such Debt Securities are payable at the stated maturity date specified thereon ("Stated Maturity"), or Government Obligations (as defined below), or both, applicable to such Debt Securities which through the scheduled payment of principal and interest in accordance with their terms will provide money in an amount sufficient to pay the principal of (and premium, if any) and interest on such Debt Securities, and any mandatory sinking fund or analogous payments thereon, on the scheduled due dates therefor.

     Such a trust will only be permitted to be established if, among other things, the Operating Partnership has delivered to the Trustee an Opinion of Counsel (as specified in the Indenture) to the effect that the Holders of such Debt Securities will not recognize income, gain or loss for U.S. Federal income tax purposes as a result of such defeasance or covenant defeasance and will be subject to U.S. Federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such defeasance or covenant defeasance had not occurred, and such Opinion of Counsel, in the case of defeasance, must refer to and be based upon a ruling of the Internal Revenue Service or a change in applicable United States Federal income tax law occurring after the date of the Indenture (Section 1404).

     "Government Obligations" means securities which are (i) direct obligations of the United States of America or the government which issued the foreign currency in which the Debt Securities of a particular series are payable, for the payment of which its full faith and credit is pledged or (ii) obligations of a person controlled or supervised by and acting as an agency or instrumentality of the United States of America or such government which issued the foreign currency in which the Debt Securities of such series are payable, the payment of which is unconditionally guaranteed as a full faith and credit obligation by the United States of America or such other government, which, in either case, are not callable or redeemable at the option of the issuer thereof, and shall also include a depository receipt issued by a bank or trust company as custodian with respect to any such Government Obligation or a specific payment of interest on or principal of any such Government Obligation held by such custodian for the account of the holder of a depository receipt, provided that (except as required by law) such custodian is not authorized to make any deduction from the amount payable to the holder of such depository receipt from any amount received by the custodian in respect of the Government Obligation or the specific payment of interest on or principal of the Government Obligation evidenced by such depository receipt.

     Unless otherwise provided in the applicable Prospectus Supplement, if after the Operating Partnership has deposited funds and/or Government Obligations to effect defeasance or covenant defeasance with respect to Debt Securities of any series; (a) the Holder of a Debt Security of such series is entitled to, and does, elect pursuant to the Indenture or the terms of such Debt Security to receive payment in a currency, currency unit or composite currency other than that in which such deposit has been made in respect of such Debt Security, or
(b) a Conversion Event (as defined below) occurs in respect of the currency, currency unit or composite currency in which such deposit has been made, the indebtedness represented by such Debt Security shall be deemed to have been, and will be, fully discharged and satisfied through the payment of the principal of (and premium, if any) and interest on such Debt Security as they become due out of the proceeds yielded by converting the amount so deposited in respect of such Debt Security into the currency, currency unit or composite currency in which such Debt Security becomes payable as a result of such election or such Conversion Event based on the applicable market exchange rate. "Conversion Event" means the cessation of use of (i) a currency, currency unit or composite currency both by the government of the country which issued such currency and for the settlement of transactions by a central bank or other public institutions of or within the international banking community, (ii) the ECU both within the European Monetary System and for the settlement of transactions by public institutions of or within the European Community or (iii) any currency unit or composite currency other than the ECU for the purposes for which it was established.

     Unless otherwise provided in the applicable Prospectus Supplement, all payments of principal of (and premium, if any) and interest on any Debt Security that is payable in a foreign currency that ceases to be used by its government of issuance shall be made in U.S. dollars.

     In the event the Operating Partnership effects covenant defeasance with respect to any Debt Securities and such Debt Securities are declared due and payable because of the occurrence of any Event of Default other than the Event of Default described in clause (d) under "Events of Default, Notice and Waiver" with respect to Sections 1004 to 1011, inclusive, of the Indenture (which sections would no longer be applicable to such Debt Securities) or described in clause (g) under "Events of Default, Notice and Waiver" with respect to any other covenant as to which there has been covenant defeasance, the amount in such currency, currency unit or composite currency in which such Debt securities are payable, and Government Obligations on deposit with the Trustee, will be sufficient to pay amounts due on such Debt Securities at the time of their Stated Maturity but may not be sufficient to pay amounts due on such Debt Securities at the time of the acceleration resulting from such event of Default. However, the Operating Partnership would remain liable to make payment of such amounts due at the time of acceleration.

     The applicable Prospectus Supplement may further describe the provisions, if any, permitting such defeasance or covenant defeasance, including any modifications to the provisions described above, with respect to the Debt Securities of or within a particular series.

NO CONVERSION RIGHTS

     The Debt Securities will not be convertible into or exchangeable for any capital stock of the Company or equity interest in the Operating Partnership.

GLOBAL SECURITIES

     The Debt Securities of a series may be issued in whole or in part in the form of one or more global securities (the "Global Securities") that will be deposited with, or on behalf of, a depositary (the "Depositary") identified in the applicable Prospectus Supplement relating to such series. Global Securities may be issued in either registered or bearer form and in either temporary or permanent form. The specific terms of the depositary arrangement with respect to a series of Debt Securities will be described in the applicable Prospectus Supplement relating to such series.

                          DESCRIPTION OF COMMON STOCK

GENERAL

     The authorized common stock of the Company includes 100,000,000 shares of Common Stock $.01 par value per share. Each outstanding share of Common Stock entitles the holder to one vote on all matters presented to shareholders for a vote. Holders of Common Stock have no preemptive rights. At June 30, 1997, there were 22,044,296 shares of Common Stock outstanding, 5,216,474 shares reserved for issuance upon exchange of outstanding Units and 1,045,140 shares reserved for issuance upon exercise of outstanding stock options.

     Shares of Common Stock currently outstanding are listed for trading on the New York Stock Exchange (the "NYSE") under the symbol "PPS." The Company will apply to the NYSE to list the additional shares of Common Stock to be sold pursuant to any Prospectus Supplement, and the Company anticipates that such shares will be so listed.

     All shares of Common Stock issued will be duly authorized, fully paid, and nonassessable. Distributions may be paid to the holders of Common Stock if and when declared by the Board of Directors of the Company out of funds legally available therefor.

     Under Georgia law, shareholders are generally not liable for the Company's debts or obligations. If the Company is liquidated, subject to the right of any holders of preferred stock, if any, to receive preferential distributions, each outstanding share of Common Stock will be entitled to participate pro rata in the assets remaining after payment of, or adequate provision for, all known debts and liabilities of the Company.

PROVISIONS OF COMPANY'S ARTICLES OF INCORPORATION AND BYLAWS

     The Articles of Incorporation of the Company provide for the Board of Directors to be divided into three classes of directors, each class to consist as nearly as possible of one-third of the directors. At each annual meeting of shareholders, the class of directors to be elected at such meeting will be elected for a three-year term and the directors in the other two classes will continue in office. The overall effect of the provisions in the Articles of Incorporation with respect to the classified board may be to render more difficult a change of control of the Company or removal of incumbent management. Holders of Common Stock have no right to cumulative voting for the election of directors. Consequently, at each annual meeting of shareholders, the holders of a plurality of the shares of Common Stock are able to elect all of the successors of the class of directors whose term expires at that meeting. Directors may be removed only for cause and only with the affirmative vote of the holders of a majority of the shares of Common Stock entitled to vote in the election of directors.

OTHER MATTERS

     The transfer agent and registrar for the Common Stock is Wachovia Bank of North Carolina, N.A., Winston-Salem, North Carolina.

     The Company may not engage in any merger, consolidation or other combination with or into another person or sale of all or substantially all of its assets unless such transaction includes the merger of the Operating Partnership or sale of substantially all of the assets of the Operating Partnership, which sale or merger must be approved by the holders of a majority of the Units. If the Company were ever to hold less than a majority of the Units, this voting requirement might limit the possibility for acquisition or change in the control of the Company.

RESTRICTIONS ON TRANSFER

     Ownership Limits. The Company's Articles of Incorporation contain certain restrictions on the number of shares of Common Stock that a single shareholder may own. For the Company to qualify as a REIT under the Code, no more than 50% in value of its outstanding shares of Common Stock may be owned, actually and constructively under the applicable attribution provisions of the Code, by five or fewer individuals (as defined in the Code to include certain entities) during the last half of a taxable year (other than the first year) or during a proportionate part of a shorter taxable year. The Common Stock must also be beneficially owned by 100 or more persons during at least 335 days of a taxable year (other than the first year) or during a proportionate part of a shorter taxable year. Because the Company has elected to be treated as a REIT, the Articles of Incorporation of the Company contain restrictions on the acquisition of Common Stock intended to ensure compliance with these requirements.

     Subject to certain exceptions specified in the Articles of Incorporation, no person other than Messrs. Williams and Glover may own, or be deemed to own by virtue of the applicable attribution provisions of the Code, more than 6% (the "Ownership Limit") of the outstanding shares of Common Stock. Messrs. Williams and Glover are subject to a separate limitation (referred to as the "Excluded Holder Limit") pursuant to which they are prohibited from owning (actually and constructively under the applicable attribution provisions of the Code) more than 31%, in the aggregate, of the outstanding shares of Common Stock. In addition, Messrs. Williams and Glover are prohibited from acquiring any shares of Common Stock if such acquisition would cause five individuals to own (actually and constructively under the applicable attribution provisions of the Code) in the aggregate more than 50% in value of the outstanding shares of Common Stock.

     If any shareholder purports to transfer shares to a person and either the transfer would result in the Company failing to qualify as a REIT, or the shareholder knows that such transfer would cause the transferee to hold more than the applicable Ownership Limit or Excluded Holder Limit, the purported transfer will be null and void as to that number of shares the transfer of which would cause a violation of the applicable limit, and the shareholder will be deemed not to have transferred such excess shares. In addition, if any person holds shares of Common Stock in excess of the applicable Ownership Limit or Excluded Holder Limit, such person will be deemed to hold the shares that cause the applicable limit to be exceeded in trust for the Company, and will not receive dividends or distributions with respect to such shares and will not be entitled to vote such shares. The person will be required to sell such shares to the Company for the lesser of the amount paid for the shares and the average of the last reported sales prices for the ten trading days immediately preceding the redemption or to sell such shares at the direction of the Company, in which case the Company will be reimbursed for its expenses in connection with the sale plus any remaining amount of such proceeds that exceeds the amount such person paid for the shares and such person will be entitled to receive only the balance of the proceeds. If the Company repurchases such shares, it may elect to pay for the shares with Units.

     All certificates representing shares of Common Stock will bear a legend referring to the restrictions described above.

     Every owner of more than 5% (or such lower percentage as may be required by the Code or regulations thereunder) of the issued and outstanding shares of Common Stock must file a written notice with the Company containing the information specified in the Articles of Incorporation no later than January 30 of each year. In addition, each shareholder shall upon demand be required to disclose to the Company in writing such information as the Company may request in good faith in order to determine the Company's status as a REIT.

     The foregoing ownership limitations may have the effect of precluding acquisition of control of the Company without the consent of the Board of Directors.

                         DESCRIPTION OF PREFERRED STOCK

GENERAL

     The Company is authorized to issue 20,000,000 shares of preferred stock, $0.01 par value per share, of which 1,000,000 8 1/2% Series A Cumulative Redeemable Preferred Shares were outstanding at June 30, 1997.

     The following description of the Preferred Stock sets forth certain general terms and provisions of the Preferred Stock to which any Prospectus Supplement may relate. The statements below describing the Preferred Stock are in all respects subject to and qualified in their entirety by reference to the applicable provisions of the Company's Articles of Incorporation (the "Articles of Incorporation") and Bylaws and any applicable amendment to the Articles of Incorporation designating terms of a series of Preferred Stock (a "Designating Amendment").

TERMS

     Subject to the limitations prescribed by the Articles of Incorporation, the Board of Directors is authorized to fix the number of shares constituting each series of Preferred Stock and the designations and powers, preferences and relative, participating, optional or other special rights and qualifications, limitations or restrictions thereof, including such provisions as may be desired concerning voting, redemption, dividends, dissolution or the distribution of assets, conversion or exchange, and such other subjects or matters as may be fixed by resolution of the Board of Directors. The Preferred Stock will, when issued, be fully paid and nonassessable by the Company (except as described under "-- Shareholder Liability" below) and will have no preemptive rights.

     Reference is made to the Prospectus Supplement relating to the Preferred Stock offered thereby for specific terms thereof, including:

          (1) The title and stated value of such Preferred Stock;

          (2) The number of shares of such Preferred Stock offered, the liquidation preference per share and the offering price of such Preferred Stock;

          (3) The dividend rate(s), period(s) and/or payment date(s) or method(s) of calculation thereof applicable to such Preferred Stock;

          (4) The date from which dividends on such Preferred Stock shall accumulate, if applicable;

          (5) The procedures for any auction or remarketing, if any, for such Preferred Stock;

          (6) The provision for a sinking fund, if any, for such Preferred
     Stock;

          (7) The provision for redemption, if applicable, of such Preferred Stock;

          (8) Any listing of such Preferred Stock on any securities exchange;

          (9) The terms and conditions, if applicable, upon which such Preferred Stock will be convertible into Common Stock of the Company, including the conversion price (or manner of calculation thereof);

          (10) Whether interests in such Preferred Stock will be represented by Depositary Shares;

          (11) Any other specific terms, preferences, rights, limitations or restrictions of such Preferred Stock;

          (12) A discussion of U.S. Federal income tax considerations applicable to such Preferred Stock;

          (13) The relative ranking of preferences of such Preferred Stock as to dividend rights and rights upon liquidation, dissolution or winding up of the affairs of the Company;

          (14) Any limitations on issuance of any series of Preferred Stock ranking senior to or on a parity with such series of Preferred Stock as to dividend rights and rights upon liquidation, dissolution or winding up of the affairs of the Company; and

          (15) Any limitations on direct or beneficial ownership and restrictions on transfer, in each case an may be appropriate to preserve the status of the Company as a REIT.

     The applicable Prospectus Supplement will summarize the nature and scope of any event risk provisions contained in any series of Preferred Stock, including the types of events protected by such provisions and any limitations on the Company's ability to satisfy its obligations under such provisions. The applicable Prospectus Supplement will also summarize anti-takeover provisions in other securities of the Operating Partnership or the Company, which could have a material effect on any series of Preferred Stock. Such summary will contain a detailed and quantifiable definition of any "change in control" provision.

RANK

     Unless otherwise specified in the Prospectus Supplement, the Preferred Stock will, with respect to dividend rights and rights upon liquidation, dissolution or winding up of the Company, rank (i) senior to all classes or series of Common Stock of the Company, and to all equity securities ranking junior to such Preferred Stock; (ii) on a parity with all equity securities issued by the Company the terms of which specifically provide that such equity securities rank on a parity with the Preferred Stock; and (iii) junior to all equity securities issued by the Company the terms of which specifically provide that such equity securities rank senior to the Preferred Stock. The term "equity securities" does not include convertible debt securities.

DIVIDENDS

     Holders of the Preferred Stock of each series will be entitled to receive, when, as and if declared by the Board of Directors of the Company, out of assets of the Company legally available for payment, cash dividends at such rates and on such dates as will be set forth in the applicable Prospectus Supplement. Each such dividend shall be payable to holders of record as they appear on the share transfer books of the Company on such record dates as shall be fixed by the Board of Directors of the Company.

     Dividends on any series of the Preferred Stock may be cumulative or non-cumulative, as provided in the applicable Prospectus Supplement. Dividends, if cumulative, will be cumulative from and after the date set forth in the applicable Prospectus Supplement. If the Board of Directors of the Company fails to declare a dividend payable on a dividend payment date on any series of the Preferred Stock for which dividends are non-cumulative, then the holders of such series of the Preferred Stock will have no right to receive a dividend in respect of the dividend period ending on such dividend payment date, and the Company will have no obligation to pay the dividend accrued for such period, whether or not dividends on such series are declared payable on any future dividend payment date.

     If Preferred Stock of any series is outstanding, no dividends will be declared or paid or set apart for payment on any capital stock of the Company of any other series ranking, as to dividends, on a parity with or junior to the Preferred Stock of such series for any period unless (i) if such series of Preferred Stock has a cumulative dividend, full cumulative dividends have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for such payment on the Preferred Stock of such series for all past dividend periods and the then current dividend period or
(ii) if such series of Preferred Stock does not have a cumulative dividend, full dividends for the then current dividend period have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for such payment on the Preferred Stock of such series. When dividends are not paid in full (or a sum sufficient for such full payment is not so set apart) upon Preferred Stock of any series and the shares of any other series of Preferred Stock ranking on a parity as to dividends with the Preferred Stock of such series, all dividends declared upon Preferred Stock of such series and any other series of Preferred Stock ranking on a parity as to dividends with such Preferred Stock shall be declared pro rata so that the amount of dividends declared per share of Preferred Stock of such series and such other series of Preferred Stock shall in all cases bear to each other the same ratio that accrued dividends per share on the Preferred Stock of such series (which shall not include any accumulation in respect of unpaid dividends for prior dividend periods if such Preferred Stock does not have a cumulative dividend) and such other series of Preferred Stock bear to each other. No interest, or sum of money in lieu of interest, shall be payable in respect of any dividend payment or payments on Preferred Stock of such series which may be in arrears.

     Except as provided in the immediately preceding paragraph, unless (i) if such series of Preferred Stock has a cumulative dividend, full cumulative dividends on the Preferred Stock of such series have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for payment for all past dividend periods and the then current dividend period, and (ii) if such series of Preferred Stock does not have a cumulative dividend, full dividends on the Preferred Stock of such series have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for payment for the then current dividend period, no dividends (other than in shares of Common Stock or other capital shares ranking junior to the Preferred Stock of such series as to dividends and upon liquidation) shall be declared or paid or set aside for payment or other distribution shall be declared or made upon the Common Stock, or any other capital shares of the Company ranking junior to or on a parity with the Preferred Stock of such series as to dividends or upon liquidation, nor shall any shares of Common Stock, or any other capital shares of the Company ranking junior to or on a parity with the Preferred Stock of such series as to dividends or upon liquidation be redeemed, purchased or otherwise acquired for any consideration (or any moneys be paid to or made available for a sinking fund for the redemption of any such shares) by the Company (except by conversion into or exchange for other capital shares of the Company ranking junior to the Preferred Stock of such series as to dividends and upon liquidation).

REDEMPTION

     If so provided in the applicable Prospectus Supplement, the Preferred Stock will be subject to mandatory redemption or redemption at the option of the Company, as a whole or in part, in each case upon the terms, at the times and at the redemption prices set forth in such Prospectus Supplement.

     The Prospectus Supplement relating to a series of Preferred Stock that is subject to mandatory redemption will specify the number of shares of such Preferred Stock that shall be redeemed by the Company in each year commencing after a date to be specified, at a redemption price per share to be specified, together with an amount equal to all accrued and unpaid dividends thereon (which shall not, if such Preferred Stock does not have a cumulative dividend, include any accumulation in respect of unpaid dividends for prior dividend periods) to the date of redemption. The redemption price may be payable in cash or other property, as specified in the applicable Prospectus Supplement. If the redemption price for Preferred Stock of any series is payable only from the net proceeds of the issuance of capital shares of the Company, the terms of such Preferred Stock may provide that, if no such capital shares shall have been issued or to the extent the net proceeds from any issuance are insufficient to pay in full the aggregate redemption price then due, such Preferred Stock shall automatically and mandatorily be converted into the applicable capital shares of the Company pursuant to conversion provisions specified in the applicable Prospectus Supplement.

     Notwithstanding the foregoing, unless (i) if such series of Preferred Stock has a cumulative dividend, full cumulative dividends on all shares of any series of Preferred Stock shall have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for payment for all past dividend periods and the then current dividend period, and (ii) if such series of Preferred Stock does not have a cumulative dividend, full dividends of the Preferred Stock of any series have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for payment for the then current dividend period, no shares of any series of Preferred Stock shall be redeemed unless all outstanding Preferred Stock of such series is simultaneously redeemed; provided, however, that the foregoing shall not prevent the purchase or acquisition of Preferred Stock of such series to preserve the REIT status of the Company or pursuant to a purchase or exchange offer made on the same terms to holders of all outstanding Preferred Stock of such series. In addition, unless (i) if such series of Preferred Stock has a cumulative dividend, full cumulative dividends on all outstanding shares of any series of Preferred Stock have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for payment for all past dividends periods and the then current dividend period, and (ii) if such series of Preferred Stock does not have a cumulative dividend, full dividends on the Preferred Stock of any series have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for payment for the then current dividend period, the Company shall not purchase or otherwise acquire directly or indirectly any shares of Preferred Stock of such series (except by conversion into or exchange for capital shares of the Company ranking junior to the Preferred Stock of such series as to dividends and upon liquidation); provided, however, that the foregoing shall not prevent the purchase or acquisition of Preferred Stock of such series to preserve the REIT status of the Company or pursuant to a purchase or exchange offer made on the same terms to holders of all outstanding Preferred Stock of such series.

     If fewer than all of the outstanding shares of Preferred Stock of any series are to be redeemed, the number of shares to be redeemed will be determined by the Company and such shares may be redeemed pro rata from the holders of record of such shares in proportion to the number of such shares held or for which redemption is requested by such holder (with adjustments to avoid redemption of fractional shares) or by lot in a manner determined by the Company.

     Notice of redemption will be mailed at least 30 days but not more than 60 days before the redemption date to each holder of record of Preferred Stock of any series to be redeemed at the address shown on the share transfer books of the Company. Each notice shall state: (i) the redemption date; (ii) the number of shares and series of the Preferred Stock to be redeemed; (iii) the redemption price; (iv) the place or places where certificates for such Preferred Stock are to be surrendered for payment of the redemption price; (v) that dividends on the shares to be redeemed will cease to accrue on such redemption date; and (vi) the date upon which the holder's conversion rights, if any, as to such shares shall terminate. If fewer than all the shares of Preferred Stock of any series are to be redeemed, the notice mailed to each such holder thereof shall also specify the number of shares of Preferred Stock to be redeemed from each such holder. If notice of redemption of any Preferred Stock has been given and if the funds necessary for such redemption have been set aside by the Company in trust for the benefit of the holders of any Preferred Stock so called for redemption, then from and after the redemption date dividends will cease to accrue on such Preferred Stock, and all rights of the holders of such shares will terminate, except the right to receive the redemption price.

LIQUIDATION PREFERENCE

     Upon any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Company, then, before any distribution or payment shall be made to the holders of any Common Stock or any other class or series of capital shares of the Company ranking junior to the Preferred Stock in the distribution of assets upon any liquidation, dissolution or winding up of the Company, the holders of each series of Preferred Stock shall be entitled to receive out of assets of the Company legally available for distribution to shareholders liquidating distributions in the amount of the liquidation preference per share (set forth in the applicable Prospectus Supplement), plus an amount equal to all dividends accrued and unpaid thereon (which shall not include any accumulation in respect of unpaid dividends for prior dividend periods if such Preferred Stock does not have a cumulative dividend). After payment of the full amount of the liquidating distributions to which they are entitled, the holders of Preferred Stock will have no right or claim to any of the remaining assets of the Company. In the event that, upon any such voluntary or involuntary liquidation, dissolution or winding up, the available assets of the Company are insufficient to pay the amount of the liquidating distributions on all outstanding Preferred Stock and the corresponding amounts payable on all shares of other classes or series of capital shares of the Company ranking on a parity with the Preferred Stock in the distribution of assets, then the holders of the Preferred Stock and all other such classes or series of capital shares shall share ratably in any such distribution of assets in proportion to the full liquidating distributions to which they would otherwise be respectively entitled.

     If liquidating distributions shall have been made in full to all holders of Preferred Stock, the remaining assets of the Company shall be distributed among the holders of any other classes or series of capital shares ranking junior to the Preferred Stock upon liquidation, dissolution or winding up, according to their respective rights and preferences and in each case according to their respective number of shares. For such purposes, the consolidation or merger of the Company with or into any other corporation, trust or entity, or the sale, lease or conveyance of all or substantially all of the property or business of the Company, shall not be deemed to constitute a liquidation, dissolution or winding up of the Company.

VOTING RIGHTS

     Holders of the Preferred Stock will not have any voting rights, except as set forth below or as otherwise from time to time required by law or as indicated in the applicable Prospectus Supplement.

     Whenever dividends on any shares of Preferred Stock shall be in arrears for six or more consecutive quarterly periods, the holders of such shares of Preferred Stock (voting separately as a class with all other series of Preferred Stock upon which like voting rights have been conferred and are exercisable) will be entitled to vote for the election of two additional directors of the Company at a special meeting called by the holders of record of at least ten percent (10%) of any series of Preferred Stock so in arrears (unless such request is received less than 90 days before the date fixed for the next annual or special meeting of the shareholders) or at the next annual meeting of shareholders, and at each subsequent annual meeting until (i) if such series of Preferred Stock has a cumulative dividend, all dividends accumulated on such shares of Preferred Stock for the past dividend periods and the then current dividend period shall have been fully paid or declared and a sum sufficient for the payment thereof set aside for payment or (ii) if such series of Preferred Stock does not have a cumulative dividend, four consecutive quarterly dividends shall have been fully paid or declared and a sum sufficient for the payment thereof set aside for payment. In such case, the entire Board of Directors of the Company will be increased by two directors.

     Unless provided otherwise for any series of Preferred Stock, so long as any shares of Preferred Stock remain outstanding, the Company will not, without the affirmative vote or consent of the holders of at least two-thirds of the shares of each series of Preferred Stock outstanding at the time, given in person or by proxy, either in writing or at a meeting (such series voting separately as a class), (i) authorize or create, or increase the authorized or issued amount of, any class or series of capital stock ranking prior to such series of Preferred Stock with respect to payment of dividends or the distribution of assets upon liquidation, dissolution or winding up or reclassify any authorized capital stock of the Company into such shares, or create, authorize or issue any obligation or security convertible into or evidencing the right to purchase any such shares; or (ii) amend, alter or repeal the provisions of the Company's Articles of Incorporation or the Designating Amendment for such series of Preferred Stock, whether by merger, consolidation or otherwise (an "Event"), so as to materially and adversely affect any right, preference, privilege or voting power of such series of Preferred Stock or the holder thereof; provided, however, to the occurrence of any of the Events set forth in (ii) above, so long as the Preferred Stock remains outstanding with the terms thereof materially unchanged, taking into account that upon the occurrence of an Event, the Company may not be the surviving entity, the occurrence of any such Event shall not be deemed to materially and adversely affect such rights, preferences, privileges or voting power of holders of Preferred Stock and provided further that (x) any increase in the amount of the authorized Preferred Stock or the creation or issuance of any other series of Preferred Stock, or (y) any increase in the amount of authorized shares of such series or any other series of Preferred Stock, in each case ranking on a parity with or junior to the Preferred Stock of such series with respect to payment of dividends or the distribution of assets upon liquidation, dissolution or winding up, shall not be deemed to materially and adversely affect such rights, preferences, privileges or voting powers.

     The foregoing voting provisions will not apply if, at or prior to the time when the act with respect to which such vote would otherwise be required shall be effected all outstanding shares of such series of Preferred Stock shall have been redeemed or called for redemption and sufficient funds shall have been deposited in trust to effect such redemption.

     Under Georgia law, notwithstanding anything to the contrary set forth above, holders of each series of Preferred Stock will be entitled to vote as a class upon any proposed amendment to the Articles of Incorporation, whether or not entitled to vote thereon by the Articles of Incorporation, if the amendment would (i) increase or decrease the aggregate number of authorized shares of such series; (ii) effect an exchange or reclassification of all or part of the shares of the series into shares of another series; (iii) effect an exchange or reclassification, or create the right of exchange, of all or part of the shares of another class or series into shares of the series; (iv) change the designation, rights, preferences or limitations of all or a part of the shares of the series; (v) change the shares of all or part of the series into a different number of shares of the same series; (vi) create a new series having rights or preferences with respect to distributions or dissolution that are prior, superior or substantially equal to the shares of the series; (vii) increase the rights, preferences or number of authorized shares of any class or series that, after giving effect to the amendment, have rights or preferences with respect to distributions or to dissolution that are prior, superior or substantially equal to the shares of the series; (viii) limit or deny an existing preemptive right of all or part of the shares of the series; or (ix) cancel or otherwise affect rights to distributions or dividends that have accumulated but have not yet been declared on all or part of the shares of the series.

CONVERSION RIGHTS

     The terms and conditions, if any, upon which any series of Preferred Stock is convertible into shares of Common Stock will be set forth in the applicable Prospectus Supplement relating thereto. Such terms will include the number of shares of Common Stock into which the shares of Preferred Stock are convertible, the conversion price (or manner of calculation thereof), the conversion period, provisions as to whether conversions will be at the option of the holders of the Preferred Stock or the Company, the events requiring an adjustment of the conversion price and provisions affecting conversion in the event of the redemption of such series of Preferred Stock.

SHAREHOLDER LIABILITY

     As discussed below under "Description of Common Stock -- General," applicable Georgia law provides that no shareholder, including holders of Preferred Stock, shall be personally liable for the acts and obligations of the Company and that the funds and property of the Company shall be the only recourse for such acts or obligations.

RESTRICTIONS ON OWNERSHIP

     As discussed below under "Description of Common Stock -- Restrictions on Transfer," for the Company to qualify as a REIT under the Code, not more than 50% in value of its outstanding capital shares may be owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include certain entities) during the last half of a taxable year. To assist the Company in meeting this requirement, the Company may take certain actions to limit the beneficial ownership, directly or indirectly, by a single person of the Company's outstanding equity securities, including any Preferred Stock of the Company. Therefore, the

Designating Amendment for each series of Preferred Sock may contain provisions restricting the ownership and transfer of the Preferred Stock. The applicable Prospectus Supplement will specify any additional ownership limitation relating to a series of Preferred Stock.

REGISTRAR AND TRANSFER AGENT

     The Registrar and Transfer Agent for the Preferred Stock will be set forth in the applicable Prospectus Supplement.

                        DESCRIPTION OF DEPOSITARY SHARES

GENERAL

     The Company may issue receipts ("Depositary Receipts") for Depositary Shares, each of which will represent a fractional interest of a share of a particular series of Preferred Stock, as specified in the applicable Prospectus Supplement. Shares of Preferred Stock of each series represented by Depositary Shares will be deposited under a separate deposit agreement (each, a "Deposit Agreement") among the Company, the depositary named therein (a "Preferred Stock Depositary") and the holders from time to time of the Depositary Receipts. Subject to the terms of the applicable Deposit Agreement, each owner of a Depositary Receipt will be entitled, in proportion to the fractional interest of a share of a particular series of Preferred Stock represented by the Depositary Shares evidenced by such Depositary Receipt, to all the rights and preferences of the Preferred Stock represented by such Depositary Shares (including dividend, voting, conversion, redemption and liquidation rights).

     The Depositary Shares will be evidenced by Depositary Receipts issued pursuant to the applicable Deposit Agreement. Immediately following the issuance and delivery of the Preferred Stock by the Company to a Preferred Stock Depositary, the Company will cause such Preferred Stock Depositary to issue, on behalf of the Company, the Depositary Receipts. Copies of the applicable form of Deposit Agreement and Depositary Receipt may be obtained from the Company upon request, and the statements made hereunder relating to Deposit Agreements and the Depositary Receipts to be issued thereunder are summaries of certain anticipated provisions thereof and do not purport to be complete and are subject to, and qualified in their entirety by reference to, all of the provisions of the applicable Deposit Agreement and related Depositary Receipts.

DIVIDENDS AND OTHER DISTRIBUTIONS

     A Preferred Stock Depositary will be required to distribute all cash dividends or other cash distributions received in respect of the applicable Preferred Stock to the record holders of Depositary Receipts evidencing the related Depositary Shares in proportion to the number of such Depositary Receipts owned by such holders, subject to certain obligations of holders to file proofs, certificates and other information and to pay certain charges and expenses to such Preferred Stock Depositary.

     In the event of a distribution other than in cash, a Preferred Stock Depositary will be required to distribute property received by it to the record holders of Depositary Receipts entitled thereto, subject to certain obligations of holders to file proofs, certificates and other information and to pay certain charges and expenses to such Preferred Stock Depositary, unless such Preferred Stock Depositary determines that it is not feasible to make such distribution, in which case such Preferred Stock Depositary may, with the approval of the Company, sell such property and distribute the net proceeds from such sale to such holders.

     No distribution will be made in respect of any Depositary Share to the extent that it represents any Preferred Stock which has been converted or exchanged.

WITHDRAWAL OF STOCK

     Upon surrender of the Depositary Receipts at the corporate trust office of the applicable Preferred Stock Depositary (unless the related Depositary Shares have previously been called for redemption or converted), the holders thereof will be entitled to delivery at such office, to or upon each such holder's order, of the number of whole or fractional shares of the applicable Preferred Stock and any money or other property represented by the Depositary Shares evidenced by such Depositary Receipts. Holders of Depositary Receipts will be entitled to receive whole or fractional shares of the related Preferred Stock on the basis of the proportion of Preferred Stock represented by each Depositary Share as specified in the applicable Prospectus Supplement, but holders of such shares of Preferred Stock will not thereafter be entitled to receive Depositary Shares therefor. If the Depositary Receipts delivered by the holder evidence a number of Depositary Shares in excess of the number of Depositary Shares representing the number of shares of Preferred Stock to be withdrawn, the applicable Preferred Stock Depositary will be required to deliver to such holder at the same time a new Depositary Receipt evidencing such excess number of Depositary Shares.

REDEMPTION OF DEPOSITARY SHARES

     Whenever the Company redeems shares of Preferred Stock held by a Preferred Stock Depositary, such Preferred Stock Depositary will be required to redeem as of the same redemption date the number of Depositary Shares representing shares of the Preferred Stock so redeemed, provided the Company shall have paid in full to such Preferred Stock Depositary the redemption price of the Preferred Stock to be redeemed plus an amount equal to any accrued and unpaid dividends thereon to the date fixed for redemption. The redemption price per Depositary Share will be equal to the redemption price and any other amounts per share payable with respect to the Preferred Stock. If fewer than all the Depositary Shares are to be redeemed, the Depositary Shares to be redeemed will be selected pro rata (as nearly as may be practicable without creating fractional Depositary Shares) or by any other equitable method determined by the Company that preserves the REIT status of the Company.

     From and after the date fixed for redemption, all dividends in respect of the shares of Preferred Stock so called for redemption will cease to accrue, the Depositary Shares so called for redemption will no longer be deemed to be outstanding and all rights of the holders of the Depositary Receipts evidencing the Depositary Shares so called for redemption will cease, except the right to receive any moneys payable upon such redemption and any money or other property to which the holders of such Depositary Receipts were entitled upon such redemption upon surrender thereof to the applicable Preferred Stock Depositary.

VOTING OF THE PREFERRED STOCK

     Upon receipt of notice of any meeting at which the holders of the applicable Preferred Stock are entitled to vote, a Preferred Stock Depositary will be required to mail the information contained in such notice of meeting to the record holders of the Depositary Receipts evidencing the Depositary Shares which represent such Preferred Stock. Each record holder of Depositary Receipts evidencing Depositary Shares on the record date (which will be the same date as the record date for the Preferred Stock) will be entitled to instruct such Preferred Stock Depositary as to the exercise of the voting rights pertaining to the amount of Preferred Stock represented by such holder's Depositary Shares. Such Preferred Stock Depositary will be required to vote the amount of Preferred Stock represented by such Depositary Shares in accordance with such instructions, and the Company will agree to take all reasonable action which may be deemed necessary by such Preferred Stock Depositary in order to enable such Preferred Stock Depositary to do so. Such Preferred Stock Depositary will be required to abstain from voting the amount of Preferred Stock represented by such Depositary Shares to the extent it does not receive specific instructions from the holders of Depositary Receipts evidencing such Depositary Shares. A Preferred Stock Depositary will not be responsible for any failure to carry out any instruction to vote, or for the manner or effect of any such vote made, as long as any such action or non-action is in good faith and does not result from negligence or willful misconduct of such Preferred Stock Depositary.

LIQUIDATION PREFERENCE

     In the event of the liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, the holders of each Depositary Receipt will be entitled to the fraction of the liquidation preference accorded each share of Preferred Stock represented by the Depositary Share evidenced by such Depositary Receipt, as set forth in the applicable Prospectus Supplement.
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

CONVERSION OF PREFERRED STOCK

     The Depositary Shares, as such, will not be convertible into Common Stock or any other securities or property of the Company. Nevertheless, if so specified in the applicable Prospectus Supplement relating to an offering of Depositary Shares, the Depositary Receipts may be surrendered by holders thereof to the applicable Preferred Stock Depositary with written instructions to such Preferred Stock Depositary to instruct the Company to cause conversion of the Preferred Stock represented by the Depositary Shares evidenced by such Depositary Receipts into whole shares of Common Stock, other shares of Preferred Stock of the Company or other shares of stock, and the Company will agree that upon receipt of such instructions and any amounts payable in respect thereof, it will cause the conversion thereof utilizing the same procedures as those provided for delivery of Preferred Stock to effect such conversion. If the Depositary Shares evidenced by a Depositary Receipt are to be converted in part only, a new Depositary Receipt or Receipts will be issued for any Depositary Shares not to be converted. No fractional shares of Common Stock will be issued upon conversion, and if such conversion will result in a fractional share being issued, an amount will be paid in cash by the Company equal to the value of the fractional interest based upon the closing price of the Common Stock on the last business day prior to the conversion.

AMENDMENT AND TERMINATION OF A DEPOSIT AGREEMENT

     Any form of Depositary Receipt evidencing Depositary Shares which will represent Preferred Stock and any provision of a Deposit Agreement will be permitted at any time to be amended by agreement between the Company and the applicable Preferred Stock Depositary. However, any amendment that materially and adversely alters the rights of the holders of Depositary Receipts or that would be materially and adversely inconsistent with the rights granted to the holders of the related Preferred Stock will not be effective unless such amendment has been approved by the existing holders of at least two-thirds of the applicable Depositary Shares evidenced by the applicable Depositary Receipts then outstanding. No amendment shall impair the right, subject to certain anticipated exceptions in the Deposit Agreements, of any holders of Depositary Receipts to surrender any Depositary Receipt with instructions to deliver to the holder the related Preferred Stock and all money and other property, if any, represented thereby, except in order to comply with law. Every holder of an outstanding Depositary Receipt at the time any such amendment becomes effective shall be deemed, by continuing to hold such Depositary Receipt, to consent and agree to such amendment and to be bound by the applicable Deposit Agreement as amended thereby.

     A Deposit Agreement will be permitted to be terminated by the Company upon not less than 30 days' prior written notice to the applicable Preferred Stock Depositary if (i) such termination is necessary to preserve the Company's status as a REIT or (ii) a majority of each series of Preferred Stock affected by such termination consents to such termination, whereupon such Preferred Stock Depositary will be required to deliver or make available to each holder of Depositary Receipts, upon surrender of the Depositary Receipts held by such holder, such number of whole or fractional shares of Preferred Stock as are represented by the Depositary Shares evidenced by such Depositary Receipts together with any other property held by such Preferred Stock Depositary with respect to such Depositary Receipts. The Company will agree that if a Deposit Agreement is terminated to preserve the Company's status as a REIT, then the Company will use its best efforts to list the Preferred Stock issued upon surrender of the related Depositary Shares on a national securities exchange. In addition, a Deposit Agreement will automatically terminate if (i) all outstanding Depositary Shares thereunder shall have been redeemed, (ii) there shall have been a final distribution in respect of the related Preferred Stock in connection with any liquidation, dissolution or winding up of the Company and such distribution shall have been distributed to the holders of Depositary Receipts evidencing the Depositary Shares representing such Preferred Stock or
(iii) each share of the related Preferred Stock shall have been converted into stock of the Company not so represented by Depositary Shares.

CHARGES OF A PREFERRED STOCK DEPOSITARY

     The Company will pay all transfer and other taxes and governmental charges arising solely from the existence of a Deposit Agreement. In addition, the Company will pay the fees and expenses of a Preferred Stock Depositary in connection with the performance of its duties under a Deposit Agreement. However, holders of Depositary Receipts will pay the fees and expenses of a Preferred Stock Depositary for any duties requested by such holders to be performed which are outside of those expressly provided for in the applicable Deposit Agreement.

RESIGNATION AND REMOVAL OF DEPOSITARY

     A Preferred Stock Depositary will be permitted to resign at any time by delivering to the Company notice of its election to do so, and the Company will be permitted at any time to remove a Preferred Stock Depositary, any such resignation or removal to take effect upon the appointment of a successor Preferred Stock Depositary. A successor Preferred Stock Depositary will be required to be appointed within 60 days after delivery of the notice of resignation or removal and will be required to be a bank or trust company having its principal office in the United States and having a combined capital and surplus of at least $50,000,000.

MISCELLANEOUS

     A Preferred Stock Depositary will be required to forward to holders of Depositary Receipts any reports and communications from the Company which are received by such Preferred Stock Depositary with respect to the related Preferred Stock.

     Neither a Preferred Stock Depositary nor the Company will be liable if it is prevented from or delayed in, by law or any circumstances beyond its control, performing its obligations under a Deposit Agreement. The obligations of the Company and a Preferred Stock Depositary under a Deposit Agreement will be limited to performing their duties thereunder in good faith and without negligence (in the case of any action or inaction in the voting of Preferred Stock represented by the applicable Depositary Shares), gross negligence or willful misconduct, and neither the Company nor any applicable Preferred Stock Depositary will be obligated to prosecute or defend any legal proceeding in respect of any Depositary Receipts, Depositary Shares or shares of Preferred Stock represented thereby unless satisfactory indemnity is furnished. The Company and any Preferred Stock Depositary will be permitted to rely on written advice of counsel or accountants, or information provided by persons presenting shares of Preferred Stock represented thereby for deposit, holders of Depositary Receipts or other persons believed in good faith to be competent to give such information, and on documents believed in good faith to be genuine and signed by a proper party.

     In the event a Preferred Stock Depositary shall receive conflicting claims, requests or instructions from any holders of Depositary Receipts, on the one hand, and the Company on the other hand, such Preferred Stock Depositary shall be entitled to act on such claims, requests or instructions received from the Company.

                       FEDERAL INCOME TAX CONSIDERATIONS

INTRODUCTORY NOTES

     This discussion summarizes the material Federal income tax considerations that may be relevant to a prospective holder of the Securities. This discussion is based on current law. The discussion is not exhaustive of all possible tax considerations and does not give a detailed discussion of any state, local, or foreign tax considerations. It also does not discuss all of the aspects of Federal income taxation that may be relevant to a prospective holder of securities in light of his particular circumstances or to certain types of holders (including insurance companies, tax-exempt entities, financial institutions or broker-dealers, foreign corporations and persons who are not citizens or residents of the United States) who are subject to special treatment under the Federal income tax laws. As used in this section, the term "Company" refers solely to Post Properties, Inc.

     EACH PROSPECTIVE PURCHASER IS ADVISED TO CONSULT WITH HIS OWN TAX ADVISOR REGARDING THE SPECIFIC TAX CONSEQUENCES TO HIM OF THE PURCHASE, OWNERSHIP AND SALE OF SECURITIES IN AN ENTITY ELECTING TO BE TAXED AS A REAL ESTATE INVESTMENT TRUST, INCLUDING THE FEDERAL, STATE, LOCAL, FOREIGN, AND OTHER TAX CONSEQUENCES OF SUCH PURCHASE, OWNERSHIP, SALE, AND ELECTION AND OF POTENTIAL CHANGES IN APPLICABLE TAX LAWS.

QUALIFICATION AND TAXATION OF THE COMPANY AS A REIT

     The Company had made an election to be taxed as a REIT under Sections 856 through 860 of the Code effective for its short taxable year ending on December 31, 1993. The Company's qualification and taxation as a REIT depends upon the Company's ability to meet on a continuing basis, through actual annual operating results, distribution levels and diversity of stock ownership, the various qualification tests and organizational requirements imposed under the Code, as discussed below. The Company believes that it is organized and has operated in such a manner as to qualify under the Code for taxation as a REIT commencing with its 1993 taxable year, and the Company intends to continue to operate in such a manner. No assurance, however, can be given that the Company will operate in a manner so as to qualify or remain qualified as a REIT. See "Failure to Qualify" below.

     In the opinion of King & Spalding, the Company met the requirements for qualification and taxation as a REIT for its taxable years ended December 31, 1993, 1994, 1995 and 1996, and its current and proposed method of operation should enable it to continue to meet the requirements for qualification and taxation as a REIT. This opinion is based on various assumptions relating to the organization and operation of the Operating Partnership and the partnerships in which the Operating Partnership owns or has owned an interest (referred to herein as "Subsidiary Partnerships") and is conditioned upon certain representations made by the Company as to certain relevant factual matters relating to the organization and expected manner of operation of the Company, the Operating Partnership, and the Subsidiary Partnerships. King & Spalding is not aware of any facts or circumstances that are inconsistent with these assumptions and representations. Moreover, such qualification and taxation as a REIT will depend upon the Company's ability to meet on a continuing basis, through actual annual operating results, distribution levels and diversity of stock ownership, the various qualification tests imposed under the Code discussed below. King & Spalding will not review compliance with these tests on a continuing basis. No assurance can be given that the Company will satisfy such tests on a continuing basis. See "Failure to Qualify" below.

     The sections of the Code relating to qualification and operation as a REIT are highly technical and complex. The following discussion sets forth certain material aspects of the Code sections that govern the Federal income tax treatment of a REIT and its shareholders. The discussion is qualified in its entirety by the applicable Code provisions, Treasury Regulations promulgated thereunder and administrative and judicial interpretations thereof, all of which are subject to change prospectively or retroactively.

     So long as the Company continues to qualify for taxation as a REIT, it generally will not be subject to Federal corporate income tax on its net income that is distributed currently to its shareholders. That treatment substantially eliminates the "double taxation" (i.e., taxation at both the corporate and shareholder levels) that generally results from investment in a corporation. However, the Company will be subject to Federal income tax in the following circumstances. First, the Company will be taxed at regular corporate rates on any undistributed REIT taxable income, including undistributed net capital gains. Second, under certain circumstances, the Company may be subject to the "alternative minimum tax" on items of tax preference, if any. Third, if the Company has (i) net income from the sale or other disposition of "foreclosure property" (which is, in general, property acquired by foreclosure or otherwise on default of a loan or lease secured by the property) that is held primarily for sale to customers in the ordinary course of business or (ii) other nonqualifying income from foreclosure property, it will be subject to tax at the highest corporate rate on such income. Fourth, if the Company has net income from prohibited transactions (which are, in general, certain sales or other dispositions of property (other than foreclosure property) held primarily for sale to customers in the ordinary course of business), such income will be subject to a 100% tax. Fifth, if the Company should fail to satisfy the 75% gross income test or the 95% gross income test (as discussed below), and nonetheless has maintained its qualification as a REIT because certain other requirements have been met, it will be subject to a 100% tax on the net income attributable to the greater of the amounts by which it fails the 75% or 95% gross income test. Sixth, if the Company should fail to distribute during each calendar year at least the sum of (i) 85% of its REIT ordinary income for such year, (ii) 95% of its REIT capital gain net income for such year and (iii) any undistributed taxable income from prior periods, it would be subject to a 4% excise tax on the excess of such required distribution over the amounts actually distributed. Finally, if the Company acquires any asset from a C corporation (i.e., a corporation generally subject to full corporate-level tax) in a transaction in which the basis of the asset in the Company's hands is determined by reference to the basis of the asset (or any other property) in the hands of the C corporation, and the Company recognizes gain on the disposition of such asset during the ten-year period beginning on the date on which such asset was acquired by the Company, then, to the extent of such property's "built-in" gain (the excess of the fair market value of such property at the time of acquisition by the Company over the adjusted basis of such property at such time), such gain will be subject to the highest corporate rate applicable (as provided in retroactive IRS regulations that were announced in IRS Notice 88-19 but which have not yet been promulgated), provided an election is made by the Company to apply the principles of Section 1374 of the Code to such gain (a "Notice 88-19 election").

     When Columbus was formed in 1993, it acquired certain built-in gain assets from a C corporation in a carryover basis transaction. Columbus believes that the aggregate built-in gain with respect to such assets is approximately $7.8 million. Columbus filed a Notice 88-19 election with its first REIT tax return for the taxable year ended December 31, 1993. Accordingly, the Company (as Columbus' successor) should be subject to a Section 1374 corporate-level tax (assuming the retroactive regulations announced in Notice 88-19 are eventually issued by the IRS) if the Company or the Operating Partnership sells a built-in gain asset in a taxable transaction during the ten-year period commencing on the date such assets were originally acquired by Columbus. The Company will likewise file a Notice 88-19 election with respect to the built-in gain assets acquired from Columbus, but the Company has no current intention to sell any of the built-in gain assets that will be acquired from Columbus.

REQUIREMENTS FOR QUALIFICATION

     The Code defines a REIT as a corporation, trust or association (i) that is managed by one or more trustees or directors; (ii) the beneficial ownership of which is evidenced by transferable shares, or by transferable certificates of beneficial interest; (iii) that would be taxable as a domestic corporation, but for Sections 856 through 860 of the Code; (iv) that is neither a financial institution nor an insurance company subject to certain provisions of the Code;
(v) the beneficial ownership of which is held by 100 or more persons; (vi) not more than 50% in value of the outstanding shares of which is owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include certain entities) during the last half of each taxable year (the "5/50 Rule");
(vii) that makes an election to be a REIT (or has made such election for a previous taxable year which has not been revoked or terminated) and satisfies all relevant filing and other administrative requirements established by the IRS that must be met in order to elect and maintain REIT status; (viii) that uses a calendar year for Federal income tax purposes and complies with the recordkeeping requirements of the Code and Treasury Regulations promulgated thereunder; and (ix) that meets certain other tests, described below, regarding the nature of its income and assets. The Code provides that conditions (i) to
(iv), inclusive, must be met during the entire taxable year and that condition
(v) must be met during at least 335 days of a taxable year of 12 months, or during a proportionate part of a taxable year of less than 12 months. For purposes of determining stock ownership under the 5/50 Rule, a supplemental unemployment compensation benefits plan, a private foundation or a portion of a trust permanently set aside or used exclusively for charitable purposes generally is considered an individual. A trust that is a qualified trust under
Section 401(a) of the Code, however, generally is not considered an individual and beneficiaries of such trust are treated as holding shares of a REIT in proportion to their actuarial interests in such trust for purposes of the 5/50 Rule. Finally, under the Taxpayer Relief Act of 1997 signed by the President on August 5, 1997 (the "1997 Act"), for its taxable years beginning after December 31, 1997, the Company will be treated as having met condition (vi) above if it has complied with certain Treasury regulations for ascertaining the ownership of its stock for such year and if it did not know (or after the exercise of reasonable diligence would not have known) that its stock was sufficiently closely held during such year to cause it to fail condition (vi).

     The Company's Articles of Incorporation contains restrictions regarding the transfer of its shares that are intended to assist the Company in continuing to satisfy the share ownership requirements described in clauses (v) and (vi) above. See "Capital Stock of the Company -- Restrictions on Transfer."

     Section 856(i) of the Code provides that a corporation that is a "qualified REIT subsidiary" shall not be treated as a separate corporation for Federal income tax purposes, and all assets, liabilities and items of income, deduction and credit of a "qualified REIT subsidiary" shall be treated as assets, liabilities and items of income, deduction and credit of the REIT. For taxable years ending on or before December 31, 1997, a "qualified REIT subsidiary" is a corporation, all of the capital stock of which has been held by the REIT "at all times during the period such corporation was in existence." Under the 1997 Act, for post-1997 taxable years the stock of a qualified REIT subsidiary no longer needs to have been held by the REIT "at all times during the period such corporation was in existence." Certain subsidiaries of the Company constitute qualified REIT subsidiaries. Accordingly, in applying the income and asset tests described below, such subsidiaries will be ignored for Federal income tax purposes, and all assets, liabilities and items of income, deduction and credit of such subsidiaries will be treated as assets, liabilities and items of income, deduction, and credit of the Company. Such subsidiaries therefore will not be subject to Federal corporate income taxation, although they may be subject to state and local taxation.

     In the case of a REIT that is a partner in an entity that is classified for Federal income tax purposes as a partnership, Treasury Regulations provide that the REIT will be deemed to own its proportionate share of the assets of the partnership (based on the REIT's capital interest in the partnership) and will be deemed to be entitled to the gross income of the partnership attributable to such share. In addition, the assets and gross income of the partnership will retain the same character in the hands of the REIT for purposes of Section 856 of the Code, including satisfying the gross income and asset tests described below. The ownership of interests in the Operating Partnership by the Company will result in its proportionate share of the assets, liabilities and items of income of the Operating Partnership being treated as assets, liabilities and items of income of the Company for purposes of the asset and income tests described below.

     Income Tests. For its taxable years ending on or before December 31, 1997, in order for the Company to maintain its qualification as a REIT, three requirements relating to gross income must be satisfied annually. First, at least 75% of its gross income (excluding gross income from prohibited transactions) for each taxable year must consist of defined types of income derived directly or indirectly from investments relating to real property or mortgages on real property (including "rents from real property" and, in certain circumstances, interest) or temporary investment income. Second, at least 95% of its gross income (excluding gross income from prohibited transactions) for each taxable year must be derived from such real property or temporary investments, and from dividends, other types of interest and gain from the sale or disposition of stock or securities, or from any combination of the foregoing. Third, for each taxable years ending on or before December 31, 1997, short-term gain from the sale or other disposition of stock or securities, gain from prohibited transactions, and gain on the sale or other disposition of real property held for less than four years (apart from involuntary conversions and sales of foreclosure property) must represent less than 30% of the REIT's gross income (including gross income from prohibited transactions) for each taxable year (the "30% Gross Income Test"). Under the 30% Gross Income Test, if a REIT holds an interest in a partnership that sells real property or if the REIT sells its interest in a partnership that holds real property, the gross income derived from such sale, to the extent attributable to real property, is deemed to be derived from the sale of real property held for the shorter of the period that the partnership held the property or the period that the REIT held its partnership interest. The 1997 Act repeals the 30% Gross Income Test effective for the Company's taxable year beginning January 1, 1998.

     The rent received by the Company from its tenants will qualify as "rents from real property" in satisfying the gross income requirements for a REIT described above only if several conditions are met. First, the amount of rent must not be based, in whole or in part, on the income or profits of any person. However, an amount received or accrued generally will not be excluded from the term "rents from real property" solely by reason of being based on a fixed percentage or percentages of receipts or sales. Second, the Code provides that rents received from a tenant of the Company will not qualify as "rents from real property" in satisfying the gross income tests if the Company, or a direct or indirect owner of 10% or more of the Company, directly or constructively owns 10% or more of such tenant (a "Related Party Tenant"). Third, if rent attributable to personal property that is leased in connection with a lease of real property is greater than 15% of the total rent received under the lease, then the portion of rent attributable to such personal property will not qualify as "rents from real property." Finally, for the rent to qualify as "rents from real property," the Company generally must not operate or manage its properties or furnish or render services to the tenants of such properties, other than through an "independent contractor" who is adequately compensated and from whom the Company derives or receives no income. The "independent contractor" requirement, however, does not apply to the extent the services provided by the Company are "usually or customarily rendered" in connection with the rental of space for occupancy only and are not otherwise considered "rendered to the occupant." In addition, for the Company's taxable years beginning after December 31, 1997, the "independent contractor" requirement will not apply to noncustomary services provided by the Company, the annual value of which does not exceed 1% of the gross income derived from the property with respect to which the services are provided (the "1% de minimis exception"). For this purpose, such services may not be valued at less than 150% of the Company's direct cost of providing the services.

     The Company does not charge rent for any portion of any property that is based, in whole or in part, on the income or profits of any person. In addition, the Company does not receive any material rent from a Related Party Tenant. Finally, any noncustomary services will be provided through qualifying independent contractors or, for post-1997 taxable years, will satisfy the 1% de minimis exception.

     The Operating Partnership receives fees in consideration of the performance of management, landscaping and administrative services with respect to properties that are not wholly owned, directly or indirectly, by the Operating Partnership. A portion of such fees (corresponding to that portion of any such property owned by a third party) generally will not qualify under the 75% or 95% gross income tests. The Company will also receive certain other types of non-qualifying income, including its allocable share of any dividends paid by Post Services to the Operating Partnership (which will qualify under the 95% gross income test but not under the 75% gross income test). The Company believes, however, that the aggregate amount of such fees and other non-qualifying income in any taxable year will not cause the Company to exceed the limits on non-qualifying income under the 75% and 95% gross income tests.

     If the Company fails to satisfy one or both of the 75% or 95% gross income tests for any taxable year, it nevertheless may qualify as a REIT for such year if it is entitled to relief under certain provisions of the Code. Those relief provisions generally will be available if the failure to meet such tests is due to reasonable cause and not due to willful neglect, the Company attaches a schedule of the sources of its income to its return, and any incorrect information on the schedule was not due to fraud with intent to evade tax. It is not possible, however, to state whether in all circumstances the Company would be entitled to the benefit of those relief provisions. As discussed above in "-- Qualification and Taxation of the Company as a REIT," even if those relief provisions apply, a 100% tax would be imposed on the net income attributable to the greater of the amount by which the Company fails the 75% and 95% gross income tests. No such relief is available for violations of the 30% Gross Income Test (which, as noted above, has been repealed commencing with the Company's 1998 taxable year).

     Asset Tests. At the close of each quarter of its taxable year, the Company also must satisfy three tests relating to the nature of its assets. First, at least 75% of the value of the Company's total assets must be represented by real estate assets, including (i) its allocable share of real estate assets held by the Operating Partnership and any subsidiary partnerships or limited liability companies, and (ii) stock or debt instruments held for not more than one year purchased with the proceeds of a stock offering or long-term (at least five years) public debt offering of the Company, cash, cash items and government securities. Second, not more than 25% of the Company's total assets may be represented by securities other than those in the 75% asset class. Third, of the investments included in the 25% asset class, the value of any one issuer's debt and equity securities owned by the Company (including its allocable share of such securities owned by the Operating Partnership) may not exceed 5% of the value of the Company's total assets, and the Company may not own more than 10% of any one issuer's outstanding voting securities. Debt of an issuer that is secured by real estate assets does not constitute a "security" for purposes of the 5% asset test. The 5% asset test generally must be met for any quarter in which a REIT acquires securities of an issuer or other property. Thus, this requirement must be satisfied not only on the date that the Company initially acquires securities of Post Services, but also each time the Company increases its ownership of securities of Post Services (e.g. as limited partners exercise their redemption rights).

     As described above, the Operating Partnership owns 100% of the nonvoting stock and 1% of the voting stock of Post Services. In addition, the Operating Partnership also holds a note of Post Services. By virtue of its ownership of an interest in the Operating Partnership, the Company is deemed to own its pro rata share of assets of the Operating Partnership and any subsidiary partnerships, including the securities of Post Services. Because the Operating Partnership does not own more than 10% of the voting securities of Post Services, the Company likewise does not own more than 10%. In addition, based upon its analysis of the estimated value of the debt and equity securities of Post Services owned by the Operating Partnership relative to the estimated value of the other assets owned by the Operating Partnership, the Company believes that its pro rata share of the debt and equity securities of Post Services at all relevant times has been less than 5% of the total value of the Company's assets. However, no independent appraisals have been obtained to support this conclusion, and King & Spalding, in rendering its opinion as to the Company's qualification as a REIT, is relying on the Company's representation with respect to the value of Post Services and its wholly owned subsidiaries. After reasonable inquiry, King & Spalding is not aware of any facts inconsistent with such representation. Although the Company plans to take steps to ensure that it satisfies the 5% value test for any quarter with respect to which any actual or deemed acquisition of the securities of Post Securities is to occur, there can be no assurance that such steps will always be successful or will not require a reduction in the Operating Partnership's overall interest in Post Services.

     Distribution Requirements. The Company, in order to qualify as a REIT, is required to distribute with respect to each taxable year dividends (other than capital gain dividends) to its shareholders in an aggregate amount at least equal to (i) the sum of (A) 95% of its "REIT taxable income" (computed without regard to the dividends paid deduction and its net capital gain) and (B) 95% of the net income (after tax), if any, from foreclosure property, minus (ii) the sum of certain items of non-cash income. Such distributions must be paid in the taxable year to which they relate, or in the following taxable year if declared before the Company timely files its Federal income tax return for such year and if paid on or before the first regular dividend payment date after such declaration. To the extent that the Company does not distribute all of its net capital gain or distributes at least 95%, but less than 100%, of its "REIT taxable income," as adjusted, it will be subject to tax thereon at regular ordinary and capital gains corporate tax rates. Furthermore, if the Company should fail to distribute during each calendar year at least the sum of (i) 85% of its REIT ordinary income for such year, (ii) 95% of its REIT capital gain income for such year and (iii) any undistributed taxable income from prior periods, it would be subject to a 4% nondeductible excise tax on the excess of such required distribution over the amounts actually distributed.

     The Company has made and intends to continue to make timely distributions sufficient to satisfy the annual distribution requirements. In this regard, the Partnership Agreement authorizes the Company, as general partner, to take such steps as may be necessary to cause the Operating Partnership to distribute to its partners an amount sufficient to permit the Company to meet these distribution requirements. It is possible, however, that the Company, from time to time, may not have sufficient cash or other liquid assets to meet the distribution requirements due to timing differences between the actual receipt of income and actual payment of deductible expenses and the inclusion of such income and deduction, of such expenses in arriving at the Company's taxable income, or if the amount of nondeductible expenses (such as principal amortization or capital expenses) exceed the amount of noncash deductions. In the event that such timing differences occur, in order to meet the distribution requirements, the Company may cause the Operating Partnership to arrange for short-term, or possibly long-term, borrowing to permit the payment of required dividends. If the amount of nondeductible expenses exceeds noncash deductions, the Operating Partnership may refinance its indebtedness to reduce principal payments and borrow funds for capital expenditures.

     Under certain circumstances, the Company may be able to rectify a failure to meet the distribution requirements for a year by paying "deficiency dividends" to its shareholders in a later year, which may be included in its deduction for dividends paid for the earlier year. Although the Company may be able to avoid being taxed on amounts distributed as deficiency dividends, it will be required to pay to the IRS interest based upon the amount of any deduction taken for deficiency dividends.

     Recordkeeping Requirements. Pursuant to applicable Treasury Regulations, in order to maintain qualification as a REIT, the Company must maintain certain records and request on an annual basis certain
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

information from its shareholders designed to disclose the actual ownership of its outstanding shares. The Company intends to comply with these requirements.

FAILURE TO QUALIFY

     If the Company fails to qualify for taxation as a REIT in any taxable year, and the relief provisions do not apply, it will be subject to tax (including any applicable alternative minimum tax) on its taxable income at regular corporate rates. Distributions to shareholders in any year in which the Company fails to qualify will not be deductible nor will they be required to be made. In such event, to the extent of current and accumulated earnings and profits, all distributions to shareholders will be taxable as ordinary income and, subject to certain limitations of the Code, corporate distributees may be eligible for the dividends received deduction. Unless entitled to relief under specific statutory provisions, the Company also will be disqualified from taxation as a REIT for the four taxable years following the year during which it ceased to qualify as a REIT. It is not possible to predict whether in all circumstances the Company would be entitled to such statutory relief.

OTHER TAX CONSIDERATIONS

     Tax Status of Operating Partnership and Other Pass-Through Entities. All of the Company's investments have been made through the Operating Partnership, which in turn holds an interest in a subsidiary partnership (the "Subsidiary Partnership"). In the opinion of King & Spalding, the Operating Partnership and the Subsidiary Partnership each qualify as a partnership for Federal income tax purposes and not as an association taxable as a corporation or as a publicly traded partnership.

     A publicly traded partnership is a partnership whose interests are traded on an established securities market or are readily tradable on a secondary market or the substantial equivalent of a secondary market. The Treasury Department recently issued regulations effective for taxable years beginning after December 31, 1995 (the "PTP Regulations") that provide limited safe harbors, which, if satisfied, will prevent a partnership's interests from being treated as readily tradable on a secondary market or the substantial equivalent thereof. The "private placement" safe harbor applies if (i) all interests in the partnership were issued in a transaction (or transactions) that was not required to be registered under the Securities Act and (ii) the partnership does not have more than 100 partners at any time during the partnership's taxable year. In determining the number of partners in a partnership, a person owning an interest in a flow-through entity (i.e., a partnership, grantor trust, or S corporation) that owns an interest in the partnership is treated as a partner in such partnership only if (i) substantially all of the value of the person's interest in the flowthrough entity is attributable to the flow-through entity's interest (direct or indirect) in the partnership and (ii) a principal purpose of the use of the tiered arrangement is to permit the partnership to satisfy the 100-partner limitation. The Operating Partnership does not currently meet the private placement safe harbor of the PTP Regulations because it has more than 100 partners.

     Under a special grandfather rule, an existing partnership may continue to rely on safe harbors contained in IRS Notice 88-75 for a 10-year period. The Company believes that the Operating Partnership has satisfied, and will continue to satisfy, the private placement safe harbor under such Notice because, in part, it has fewer than 500 direct and indirect partners. Upon expiration of the grandfather period, if the Operating Partnership does not at that time satisfy the private placement safe harbor of the PTP Regulations, it is possible that the Operating Partnership could be classified as a publicly traded partnership. In that event, the Operating Partnership should satisfy a special "passive income" exception provided in Section 7704(c) of the Code and therefore should not be subject to Federal income tax at the corporate level. However, if the Operating Partnership were classified as a publicly traded partnership, the partners of the Operating Partnership would nevertheless be subject to special passive loss rules in Section 469(k) of the Code.

     If the Operating Partnership were treated as an association taxable as a corporation, the Company would fail the 75% asset test. Further, if the Subsidiary Partnership were treated as a taxable corporation, then the Company would cease to qualify as a REIT if the Company's ownership interest in such partnership exceeded 10% of the partnership's voting interests or the value of such interest exceeded 5% of the value of the Company's assets. Furthermore, in such a situation, distributions from the Subsidiary Partnership to Post would be treated as dividends, which are not taken into account in satisfying the 75% gross income test described above and which could therefore make it more difficult for the Company to meet such test. Finally, the Company would not be able to deduct its share of losses generated by any of the Subsidiary Partnerships in computing its taxable income. See "-- Failure to Qualify" above for a discussion of the effect of the Company's failure to meet such tests for a taxable year.

     Taxation of Post Services and Operating Subsidiaries. Post Services and its existing subsidiaries file a corporate consolidated return for federal income tax purposes. The consolidated taxable income of these companies is subject to tax at regular corporate rates. To the extent such entities are required to pay Federal, state and local income taxes, the cash available for distribution to shareholders will be correspondingly reduced.

     State and Local Taxes. The Company and its shareholders may be subject to state or local taxation in various state or local jurisdictions, including those in which it or they transact business or reside (although shareholders who are individuals generally should not be required to file state income tax returns outside of their state of residence with respect to the Company's operations and distributions). The state and local tax treatment of the Company and its shareholders may not conform to the Federal income tax consequences discussed above. Consequently, prospective shareholders should consult their own tax advisors regarding the effect of state and local tax laws on an investment in the Securities.

TAXATION OF TAXABLE U.S. SHAREHOLDERS

     As long as the Company qualifies as a REIT, distributions made to taxable U.S. Shareholders (as hereinafter defined) out of current or accumulated earnings and profits (and not designated as capital gain dividends) will be taken into account by such U.S. Shareholders (as hereinafter defined) as ordinary income and will not be eligible for the dividends received deduction generally available to corporations. As used herein, the term "U.S. Shareholder" means a holder of the Company's shares that for United States Federal income tax purposes is (i) a citizen or resident of the United States, (ii) a corporation, partnership or other entity created or organized in or under the laws of the United States or of any political subdivision thereof, (iii) an estate the income of which is subject to United States Federal income taxation regardless of its source, or (iv) a trust if (A) a court within the United States is able to exercise primary supervision over the administration of the trust, and (B) one or more United States persons have the authority to control all substantial decisions of the trust. Distributions that are designated as capital gain dividends will be taxed as gain from the sale or exchange of a capital asset held for more than one year (to the extent they do not exceed the payor's actual net capital gain for the taxable year) without regard to the period for which the U.S. Shareholder has held his or her shares. However, corporate U.S. Shareholders may be required to treat up to 20% of certain capital gain dividends as ordinary income. Distributions in excess of current and accumulated earnings and profits will not be taxable to a U.S. Shareholder to the extent that they do not exceed the adjusted basis of the U.S. Shareholder's shares, but will reduce the adjusted basis of such shares. To the extent that such distributions in excess of current and accumulated earnings and profits exceed the adjusted basis of a U.S. Shareholder's shares, such distributions will be included in income as capital gain, assuming that such shares are capital assets in the hands of the U.S. Shareholder. The tax rate to which such capital gain will be subject will depend on the U.S. Shareholder's holding period for his shares. See "-- Capital Gains Rates Under the 1997 Act" below. In addition, any distribution declared by the Company in October, November or December of any year and payable to a U.S. Shareholder of record on a specified date in any such month shall be treated as both paid by the payor and received by the U.S. Shareholder on December 31 of such year, provided that the distribution is actually paid by the payor during January of the following calendar year.

     For its taxable years beginning after December 31, 1997, the Company may make an election with respect to all or part of its undistributed net capital gain. If the Company should make such an election, its shareholders would be required to include in their income as long-term capital gain their proportionate share of the Company's undistributed net capital gain as designated by the Company. The tax rate applicable to such gain is not clear under the 1997 Act. See "-- Capital Gains Rates Under the 1997 Act" below. Each such shareholder would be deemed to have paid his proportionate share of the income tax imposed on the Company with respect to such undistributed net capital gain, and this amount would be credited or refunded to the shareholder. In addition, the tax basis of the shareholder's stock would be increased by his proportionate share of undistributed net capital gains included in his income less his proportionate share of the income tax imposed on the Company with respect to such gains.

     U.S. Shareholders may not include in their individual income tax returns any net operating losses or capital losses of the Company. Instead, such losses would be carried over by the Company for potential offset against its future income (subject to certain limitations). Taxable distributions from the Company and gain from the disposition of its shares will not be treated as passive activity income and, therefore, U.S. Shareholders generally will not be able to apply any "passive activity losses" (such as losses from certain types of limited partnerships in which a shareholder is a limited partner) against such income. In addition, taxable distributions from the Company generally will be treated as investment income for purposes of the investment interest limitations. Capital gains from the disposition of the Company's shares (or distributions treated as such), however, will be treated as investment income only if the U.S. Shareholder so elects, in which case such capital gains will be taxed at ordinary income rates. The Company will notify shareholders after the close of the Company's taxable year as to the portions of the distributions attributable to that year that constitute ordinary income, return of capital and capital gain.

TAXATION OF U.S. SHAREHOLDERS ON THE DISPOSITION OF THE COMPANY'S SHARES

     In general, any gain or loss realized upon a taxable disposition of the Company's shares by a U.S. Shareholder who is not a dealer in securities will be treated as a capital gain or loss. Lower marginal tax rates for individuals may apply in the case of capital gains, depending on the holding period of the Company's shares that are sold. See "-- Capital Gains Rates Under the 1997 Act" below. However, any loss upon a sale or exchange by a U.S. Shareholder who has held such shares for six months or less (after applying certain holding period rules), will be treated as a long-term capital loss to the extent of distributions from the Company required to be treated by such U.S. Shareholder as long-term capital gain. All or a portion of any loss realized upon a taxable disposition of the Company's shares may be disallowed if other Company shares are purchased within 30 days before or after the disposition. In addition, capital losses not offset by capital gains may be deducted from an individual's ordinary income only up to a maximum of $3,000 per year. Unused capital losses may be carried forward. A corporate taxpayer may deduct capital losses only to the extent of capital gains, but may carry unused capital losses back three years and forward five years.

CAPITAL GAINS RATES UNDER THE 1997 ACT

     In general, under the 1997 Act, the maximum tax rate on an individual's net capital gain is reduced from 28-percent to 20-percent. In addition, any net capital gain which otherwise would be taxed at a 15-percent rate is taxed at a 10-percent rate. However, the rates applicable to ordinary income continue to apply to the sale or exchange of capital assets held for one year or less, and the applicable tax rates under prior law, rather than the new 20-percent and 10-percent rates, will continue to apply to the sale or exchange of capital assets held for more than one year but not more than 18 months. It is unclear how the applicable rate is determined in the case of capital gain dividends paid by a REIT, which, under Section 857 of the Code, are required to be treated as "gain from the sale or exchange of a capital asset held for more than one year." The Treasury Department is authorized to issue regulations that address the application of the new capital gains rates to sales and exchanges by REITs and to sales and exchanges of interests in REITs, but no such regulations have been issued.

INFORMATION REPORTING REQUIREMENTS AND BACKUP WITHHOLDING

     The Company will report to its U.S. Shareholders and to the IRS the amount of distributions paid during each calendar year, and the amount of tax withheld, if any. Under the backup withholding rules, a U.S. Shareholder may be subject to backup withholding at the rate of 31% with respect to distributions paid unless such holder (i) is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact or (ii) provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding and otherwise complies with the applicable requirements of the backup withholding rules. A U.S. Shareholder who does not provide the Company with his correct taxpayer identification number also may be subject to penalties imposed by the IRS. Any amount paid as backup withholding will be creditable against the U.S. Shareholder's income tax liability. In addition, the Company may be required to withhold a portion of capital gain distributions to any U.S. Shareholders who fail to certify their nonforeign status to the Company. See "-- Taxation of Non-U.S. Shareholders."

TAXATION OF TAX-EXEMPT SHAREHOLDERS

     Tax-exempt entities, including qualified employee pension and profit sharing trusts and individual retirement accounts ("Exempt Organizations"), generally are exempt from Federal income taxation. However, they are subject to taxation on their unrelated business taxable income ("UBTI"). While many investments in real estate generate UBTI, the IRS has issued a published ruling that dividend distributions from a REIT to an exempt employee pension trust do not constitute UBTI, provided that the shares of the REIT are not otherwise used in an unrelated trade or business of the exempt employee pension trust. Based on that ruling, amounts distributed by the Company to Exempt Organizations generally should not constitute UBTI. However, if an Exempt Organization finances its acquisition of shares with "acquisition indebtedness," a portion of its income from distributions on such shares will constitute UBTI pursuant to the "debt-financed property" rules. Furthermore, social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts and qualified group legal service plans that are exempt from taxation under paragraphs (7), (9), (17) and (20), respectively, of Code section 501(c) are subject to different UBTI rules, which generally will require them to characterize distributions from the Company as UBTI. In addition, in certain circumstances, a pension trust that owns more than 10% of the shares would be required to treat a percentage of the dividends on its shares as UBTI (the "UBTI Percentage"). The UBTI Percentage is the gross income, less related direct expenses, derived by Post from an unrelated trade or business (determined as if the Company were a pension trust) divided by the gross income, less related direct expenses, of the Company for the year in which the dividends are paid. The UBTI rule applies to a pension trust holding more than 10% of the Common Stock only if (i) the UBTI Percentage is at least 5%, (ii) Post qualifies as a REIT by reason of the modification of the 5/50 Rule that allows the beneficiaries of the pension trust to be treated as holding shares of the Company, in proportion to their actuarial interests in the pension trust and
(iii) either (A) one pension trust owns more than 25% of the value of such shares or (B) a group of pension trusts individually holding more than 10% of the value of shares collectively owns more than 50% of the value of the shares.

TAXATION OF NON-U.S. SHAREHOLDERS

     The rules governing United States Federal income taxation of nonresident alien individuals, foreign corporations, foreign partnerships and other foreign holders of the Company's shares (collectively, "Non-U.S. Shareholders") are complex and no attempt will be made herein to provide more than a summary of such rules. NON-U.S. SHAREHOLDERS SHOULD CONSULT WITH THEIR OWN TAX ADVISORS TO DETERMINE THE IMPACT OF FEDERAL, STATE AND LOCAL INCOME TAX LAWS WITH REGARD TO AN INVESTMENT IN THE SECURITIES, INCLUDING ANY REPORTING REQUIREMENTS.

     Distributions to Non-U.S. Shareholders that are not attributable to gain from sales or exchanges by the Company of United States real property interests and are not designated by the Company as capital gain dividends will be treated as dividends of ordinary income to the extent that they are made out of the Company's current or accumulated earnings and profits. Such distributions ordinarily will be subject to a withholding tax equal to 30% of the gross amount of the distribution unless an applicable tax treaty reduces or eliminates that tax. However, if income from the investment in shares is treated as effectively connected with the Non-U.S. Shareholder's conduct of a United States trade or business, the Non-U.S. Shareholder generally will be subject to Federal income tax at graduated rates, in the same manner as U.S. Shareholders are taxed with respect to such distributions (and also may be subject to the 30% branch profits tax in the case of a Non-U.S. Shareholder that is a corporate Non-U.S. Shareholder). The Company expects to withhold United States income tax at the rate of 30% on the gross amount of any such distributions made to a Non-U.S. Shareholder unless (i) a lower treaty rate applies and any required form evidencing eligibility for that reduced rate is filed with the Company or (ii) the Non-U.S. Shareholder files an IRS Form 4224 with the Company claiming that the distribution is effectively connected income. The IRS issued proposed regulations in April 1996 that would modify the manner in which the Company complies with the withholding requirements.

     Distributions in excess of current and accumulated earnings and profits of the Company will not be taxable to a shareholder to the extent that such distributions do not exceed the adjusted basis of the shareholder's shares but rather will reduce the adjusted basis of such shares. To the extent that distributions in excess of current and accumulated earnings and profits exceed the adjusted basis of a Non-U.S. Shareholder's shares, such distributions will give rise to tax liability if the Non-U.S. Shareholder otherwise would be subject to tax on any gain from the sale or disposition of his shares as described below. Because it generally cannot be determined at the time a distribution is made whether or not such distribution will be in excess of current and accumulated earnings and profits, the entire amount of any distribution normally will be subject to withholding at the same rate as a dividend. However, amounts so withheld are refundable to the extent it is determined subsequently that such distribution was, in fact, in excess of the payor's current and accumulated earnings and profits.

     The Company is required to withhold 10% of any distribution in excess of its current and accumulated earnings and profits to the extent such shares constitute "U.S. real property interests" under Section 897(c) of the Code. Consequently, although the Company intends to withhold at a rate of 30% on the entire amount of any distribution to a Non-U.S. Shareholder, to the extent that the Company does not do so, any portion of a distribution not subject to 30% withholding will be subject to 10% withholding.

     For any year in which the Company qualifies as a REIT, distributions that are attributable to gain from sales or exchanges of U.S. real property interests will be taxed to a Non-U.S. Shareholder under the provisions of the Foreign Investment in Real Property Tax Act of 1980 ("FIRPTA"). Under FIRPTA, distributions attributable to gain from sales of United States real property interests are taxed to a Non-U.S. Shareholder as if such gain were effectively connected with a United States business. Non-U.S. Shareholders thus would be taxed at the normal capital gain rates applicable to U.S. Shareholders (subject to applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals). Distributions subject to FIRPTA also may be subject to the 30% branch profits tax in the hands of a corporate Non-U.S. Shareholder not entitled to treaty relief or exemption. The Company is required to withhold 35% of any distribution that is designated by it as a capital gains dividend. The amount withheld is creditable against the Non-U.S. Shareholder's U.S. tax liability.

     Gain recognized by a Non-U.S. Shareholder upon a sale of shares generally will not be taxed under FIRPTA if the Company is a "domestically controlled REIT," defined generally as a REIT in which at all times during a specified testing period less than 50% in value of the stock was held directly or indirectly by foreign persons. The Company is currently a "domestically-controlled REIT" and, therefore, the sale of Common Stock will not be subject to taxation under FIRPTA. However, because the Company's shares are publicly traded, no assurance can be given that the Company is or will continue to be a "domestically-controlled REIT." In addition, a Non-U.S. Shareholder that owned (actually or constructively under certain constructive ownership rules) 5% or less of the Company's outstanding shares at all times during a specified testing period will not be subject to tax under FIRPTA if such shares are regularly traded on an established securities market (e.g., the NYSE, on which the shares are currently traded). Furthermore, gain not subject to FIRPTA will be taxable to a Non-U.S. Shareholder if (i) investment in shares is effectively connected with the Non-U.S. Shareholder's United States trade or business, in which case the Non-U.S. Shareholder will be subject to the same treatment as U.S. Shareholders with respect to such gain, or (ii) the Non-U.S. Shareholder is a nonresident alien individual who was present in the United States for 183 days or more during the taxable year and certain other conditions apply, in which case the nonresident alien individual will be subject to a 30% tax on the individual's capital gains. If the gain on the sale of shares were to be subject to taxation under FIRPTA, the Non-U.S. Shareholder would be subject to the same treatment as U.S. Shareholders with respect to such gain (subject to applicable alternative minimum tax, a special alternative minimum tax in the case of nonresident alien individuals, and the possible application of the 30% branch profits tax in the case of corporate Non-U.S. Shareholders).

OTHER TAX CONSEQUENCES

     The Company, the Operating Partnership, the corporate subsidiaries of the Company or the Company's shareholders may be subject to state or local taxation in various state or local jurisdictions, including those in which it or they own property, transact business or reside. The state and local tax treatment of the Company and the Company's shareholders may not conform to the Federal income tax consequences discussed above.

TAXATION OF HOLDERS OF PREFERRED STOCK, DEPOSITARY SHARES AND DEBT SECURITIES

     If the Company offers one or more series of Preferred Stock or Depositary Shares, or if the Operating Partnership offers one or more series of Debt Securities, then there may be tax consequences for the holders of such Securities not discussed herein. For a discussion of any such additional consequences, see the applicable Prospectus Supplement.

                              PLAN OF DISTRIBUTION

     The Company and the Operating Partnership may sell Securities to or through underwriters, and also may sell Securities directly to other purchasers or through agents.

     The distribution of the Securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, or at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices.

     In connection with the sale of Securities, underwriters may receive compensation from the Company, from the Operating Partnership or from purchasers of Securities, for whom they may act as agents, in the form of discounts, concessions, or commissions. Underwriters may sell Securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions, or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agents. Underwriters, dealers, and agents that participate in the distribution of Securities may be deemed to be underwriters, and any discounts or commissions they receive from the Company or the Operating Partnership, and any profit on the resale of Securities they realize may be deemed to be underwriting discounts and commissions, under the Securities Act. Any such underwriter or agent will be identified, and any such compensation received from the Company or the Operating Partnership will be described, in the Prospectus Supplement.

     Unless otherwise specified in the related Prospectus Supplement, each series of Securities will be a new issue with no established trading market, other than the Common Stock which is listed on the NYSE. Any shares of Common Stock sold pursuant to a Prospectus Supplement will be listed on such exchange, subject to official notice of issuance. The Company or the Operating Partnership may elect to list any series of Debt Securities, Preferred Stock or Depositary Shares on an exchange, but neither is obligated to do so. It is possible that one or more underwriters may make a market in a series of Securities, but will not be obligated to do so and may discontinue any market making at any time without notice. Therefore, no assurance can be given as to the liquidity of the trading market for the Securities.

     Under agreements the Company and the Operating Partnership may enter into, underwriters, dealers, and agents who participate in the distribution of Securities may be entitled to indemnification by the Company or the Operating Partnership against certain liabilities, including liabilities under the Securities Act.

     Underwriters, dealers and agents may engage in transactions with, or perform services for, or be customers of, the Company or the Operating Partnership in the ordinary course of business.

     If so indicated in the applicable Prospectus Supplement, the Company or the Operating Partnership, as the case may be, will authorize underwriters or other persons acting as the Company's or the Operating Partnership's agents to solicit offers by certain institutions to purchase Securities from the Company or the Operating Partnership at the public offering price set forth in such Prospectus Supplement pursuant to delayed delivery contracts ("Contracts") providing for payment and delivery on the date or dates stated in such Prospectus Supplement. Each Contract will be for an amount not less than, and the aggregate principal amount of Securities sold pursuant to Contracts shall be not less nor more than, the respective amounts stated in the applicable Prospectus Supplement. Institutions with whom Contracts, when authorized, may be made include commercial savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions, and other institutions but will in all cases be subject to the approval of the Company or the Operating Partnership, as the case may be. Contracts will not be subject to any conditions except (i) the purchase by an institution of the Securities covered by its Contracts shall not at the time of delivery be prohibited under the laws of any jurisdiction in the United States to which such institution is subject, and (ii) if the Securities are being sold to underwriters, the Company or the Operating Partnership, as the case may be, shall have sold to such underwriters the total principal amount of the Securities less the principal amount thereof covered by Contracts.

                                    EXPERTS

     The consolidated financial statements incorporated in this Prospectus by reference to the Annual Report on Form 10-K of the Company for the year ended December 31, 1996 and incorporated in this Prospectus by reference to the Annual Report on Form 10-K of the Operating Partnership for the year ended December 31, 1996 have been so incorporated in reliance on the reports of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

     The consolidated financial statements of Columbus Realty Trust for the year ended December 31, 1996 and 1995 and for each of the three years in the period ended December 31, 1996, included in the Current Report on Form 8-K dated September 17, 1997 filed by Post Properties, Inc., and the Current Report on Form 8-K dated September 17, 1997 filed by Post Apartment Homes, L.P., have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements have been incorporated herein by reference in reliance upon such reports given the authority of such firm as experts in accounting and auditing.

                                 LEGAL MATTERS

     The legality of the Securities will be passed upon for the Company and the Operating Partnership by King & Spalding, Atlanta, Georgia. Herschel M. Bloom, a member of King & Spalding, is a director of the Company.

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(POST PROPERTIES LOGO)
                                  $150,000,000

                           POST APARTMENT HOMES, L.P.

                             8 1/8% NOTES DUE 2005

                          ----------------------------

                               PRICING SUPPLEMENT
                          ----------------------------

                              MERRILL LYNCH & CO.

                            BEAR, STEARNS & CO. INC.

                           DEUTSCHE BANC ALEX. BROWN

                                 JUNE 13, 2000

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